


CARROLS

Carrols Restaurant Group, Inc.
2010 Annual Report



April 28, 2011

Dear Stockholders,

In February 2011, we announced our intention to pursue splitting Carrols Restaurant Group, Inc. into two separate, publicly-traded companies through a tax-free spin-off of Pollo Tropical® and Taco Cabana® from our franchised Burger King® restaurants. The company to be spun off to our stockholders will own and operate the Pollo Tropical and Taco Cabana businesses, while we will continue to own and operate our more than 300 franchised Burger King restaurants. We view this separation as a natural evolution for our Company, as it will allow our Hispanic Brands as well our Burger King businesses to better focus on their distinct opportunities and pursue their own strategies and growth opportunities. We also believe that a separation offers the potential for improving stockholder value, as each publicly traded entity would be better able to align itself with its respective stockholders' objectives.

Our Hispanic Brands are differentiated concepts that serve fresh flavorful food and offer an attractive value proposition. Our existing and new customers are drawn from both conventional quick-serve and casual dining establishments. We believe that each of our two Hispanic Brands have broad consumer appeal and are well positioned for sustainable long-term growth. Our Burger King business has the potential for sales and profitability improvement as Burger King works to regain market share. The separation will better position this business to capitalize on acquisition opportunities in the Burger King system. While there is still much work to do before the spin-off, we expect to be able to complete the transaction by the end of 2011.

Our 2010 financial results were mixed, as our Hispanic Brands built operating momentum throughout the year while our Burger King business was challenged. For the fiscal year ended January 2, 2011 (which included 52 weeks), total revenues decreased 2.5% to $796.1 million from $816.1 million in fiscal 2009 (which included 53 weeks). Pollo Tropical and Taco Cabana both generated positive comparable restaurant sales. However, comparable restaurant sales at our Burger King restaurants declined due to the pressures on consumer spending in the segment and competitive activity.

Net income was $11.9 million in 2010, or $0.55 per diluted share, compared to $21.8 million, or $1.00 per diluted share, in 2009. Both fiscal years included non-recurring gains and impairment and other lease charges, which in the aggregate, reduced net income by $0.21 per diluted share in 2010 and $0.06 per diluted share in 2009. On a combined basis, our Hispanic Brands generated an increase in both Adjusted Segment EBITDA and operating earnings, while Burger King's contribution fell as sales and margin pressures weighed heavily on the brand. We did, however, continue to pay down debt, reducing our outstanding indebtedness $19.6 million to $263.5 million in 2010, bringing the total debt reduction to $52.6 million over the past two years.

We opened a total of four new restaurants in 2010, including two Pollo Tropical, one Taco Cabana and one Burger King. We also closed 12 locations, mostly Burger Kings, and ended the year with 551 Company-owned restaurants. Internationally, Pollo Tropical's franchise business opened its first restaurant in Trinidad, while development agreements were signed for Aruba, Curacao, Bonaire, and Venezuela, adding to previous franchise commitments made in 2009 for Honduras, Trinidad, Tobago and Panama. There is new restaurant development underway in a number of these markets for 2011 as our international Pollo Tropical franchise expansion continues to gain momentum.

Our Hispanic Brands are benefitting from a number of factors. New product introductions, coupled with what we believe are more effective promotional and marketing campaigns, have enabled us to increase customer frequency and win new customers. We are also experiencing very encouraging results at the more than 40 restaurants that have been remodeled so far, as we elevate Pollo Tropical and Taco Cabana in certain markets to better align the dining experience we provide our customers with our food quality.

In addition to sales declines, Burger King restaurant profitability was also negatively affected in 2010 by the margin impact from aggressive value-oriented promotions and higher beef and other commodity costs. To regain lost market share in 2011, Burger King Corporation, under new ownership and leadership, will be employing a "back to basics" approach with a focus on core products, such as its flame-grilled sandwiches, and less discounting activity. We are hopeful that these efforts will help customers reconnect with the Burger King brand and, in turn, favorably impact sales, margins and operating profits.

Our ability to navigate through the current environment and move ahead is only made possible through the dedication of our more than 16,000 employees. From our restaurant staff to our corporate management, I am very grateful for the high level of commitment and passion that unites us in our ongoing efforts to fulfill both customer and stockholder expectations.

On behalf of our Board of Directors, officers and employees, I thank you for your confidence and support of Carrols Restaurant Group, Inc.

Sincerely,

Alan Vituli
Chairman of the Board and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 2, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

CARROLS RESTAURANT GROUP, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number: 001-33174

Delaware	**16-1287774**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
968 James Street Syracuse, New York	**13203**
(Address of principal executive office)	**(Zip Code)**

Registrant's telephone number, including area code: (315) 424-0513

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name on each exchange on which registered:**
Common Stock, par value $.01 per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

CARROLS CORPORATION

(Exact name of Registrant as specified in its charter)

Commission File Number: 001-06553

Delaware	**16-0958146**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
968 James Street Syracuse, New York	**13203**
(Address of principal executive office)	**(Zip Code)**

Registrant's telephone number, including area code: (315) 424-0513

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Carrols Corporation meets the conditions set forth in General Instruction I(1)(a) and (b) and is therefore filing this form with reduced disclosure format pursuant to General Instruction I(2).

Indicate by check mark if either registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Carrols Restaurant Group, Inc. Yes ☐ No ☒

Carrols Corporation Yes ☒ No ☐

Indicate by check mark whether either of the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants' knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrants are large accelerated filers, accelerated filers, non-accelerated filers or smaller reporting companies. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act, (Check one):

Carrols Restaurant Group, Inc.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Carrols Corporation

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

Indicate by check mark whether either of the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

As of February 25, 2011, Carrols Restaurant Group, Inc. had 21,641,071 shares of its common stock, $.01 par value, outstanding. The aggregate market value of the common stock held by non-affiliates as of July 4, 2010 of Carrols Restaurant Group, Inc. was $54,386,676. As of February 25, 2011, all outstanding equity securities of Carrols Corporation, which consisted of 10 shares of its common stock, were owned by Carrols Restaurant Group, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for Carrols Restaurant Group, Inc.'s 2011 Annual Meeting of Stockholders, which is expected to be filed pursuant to Regulation 14A no later than 120 days after conclusion of Carrols Restaurant Group, Inc.'s fiscal year ended January 2, 2011, are incorporated by reference into Part III of this report.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CARROLS RESTAURANT GROUP, INC.
FORM 10-K

YEAR ENDED JANUARY 2, 2011

PART I

Throughout this Annual Report on Form 10-K, we refer to Carrols Restaurant Group, Inc. as "Carrols Restaurant Group" and, together with its consolidated subsidiaries, as "we", "our" and "us" unless otherwise indicated or the context otherwise requires. Any reference to "Carrols" refers to our wholly-owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. This combined Annual Report on Form 10-K is filed by both Carrols Restaurant Group, Inc. and its wholly owned subsidiary, Carrols Corporation.

We use a 52 or 53 week fiscal year ending on the Sunday closest to December 31. For convenience, all references herein to the fiscal years ended December 31, 2006, December 30, 2007, December 28, 2008, January 3, 2010 and January 2, 2011 will hereinafter be referred to as the fiscal years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively. Our fiscal year ended December 31, 2009 contained 53 weeks. Our fiscal years ended December 31, 2006, 2007, 2008 and 2010 each contained 52 weeks.

We use the terms "Adjusted Segment EBITDA" and "Adjusted Segment EBITDA margin" in our 2010 Annual Report on Form 10-K because they are financial indicators that are reported to the chief operating decision maker for purposes of allocating resources to our segments and assessing their performance. Adjusted Segment EBITDA (earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and expense and gains and losses on extinguishment of debt) may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The calculation of Adjusted Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to our Burger King segment, as well as the expenses associated with administrative support for all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. Adjusted Segment EBITDA margin means Adjusted Segment EBITDA as a percentage of the total revenues of the applicable segment. We consider our Pollo Tropical restaurants, Taco Cabana restaurants and Burger King restaurants to each constitute a separate segment at the brand level. See Note 12 to the accompanying consolidated financial statements.

In this Annual Report on Form 10-K, we refer to information, forecasts and statistics regarding the restaurant industry. Unless otherwise indicated, all restaurant industry data in this Annual Report on Form 10-K refers to the U.S. restaurant industry and is taken from or based upon the Technomic Information Services (Technomic) report entitled "2010 Technomic Top 500 Chain Restaurant Report." In this Annual Report on Form 10-K we also refer to information, forecasts and statistics from the U.S. Census Bureau and the U.S. Bureau of Labor Statistics and regarding BKC, as defined below. Unless otherwise indicated, information regarding BKC in this Annual Report on Form 10-K has been made publicly available by BKC. Any reference to BKC in this Annual Report on Form 10-K refers to Burger King Holdings, Inc. (NYSE: BKC) and its wholly-owned subsidiaries, including Burger King Corporation. The information, forecasts and statistics we have used from Technomic may reflect rounding adjustments.

Forward-Looking Statements

This 2010 Annual Report on Form 10-K contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words "may," "might," "will," "should," "anticipate," "believe," "expect," "intend," "estimate," "hope", "plan" or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected or implied in the forward-looking statements. We have identified significant factors that could cause actual results to differ materially from those stated or implied in the forward-looking statements. For more information, please see Item 1A—Risk Factors. We believe important factors that could cause actual results to differ materially from our expectations include the following, in addition to other risks and uncertainties discussed herein:

- The effect of the proposed tax-free spin-off of our Hispanic Brand businesses;
- The potential tax liability associated with the proposed spin-off of our Hispanic brand businesses;
- Competitive conditions;
- Regulatory factors;
- Environmental conditions and regulations;
- General economic conditions, particularly in the retail sector;
- Weather conditions;
- Increases in commodity costs;
- Fuel prices;
- Significant disruptions in service or supply by any of our suppliers or distributors;
- Changes in consumer perception of dietary health and food safety;
- Labor and employment benefit costs;
- The outcome of pending or future legal claims or proceedings;
- Our ability to manage our growth and successfully implement our business strategy including, without limitation, our recently announced intention to pursue the spin-off of our Hispanic Brand business to our stockholders and our ability to complete such transaction;
- Risks associated with the expansion of our business;
- Our ability to integrate any businesses we acquire;
- Our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;
- The availability and terms of necessary or desirable financing or refinancing (including, without limitation, our recently announced intention to refinance our indebtedness in advance of the proposed spin-off transaction) and other related risks and uncertainties;
- The risk of an act of terrorism or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity;
- Factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations, reports of cases of "mad cow" disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as negative publicity regarding food quality, illness, injury or other health concerns; and
- Other factors discussed under Item 1A—"Risk Factors" and elsewhere herein.

ITEM 1. BUSINESS

Overview

Our Company

We are one of the largest restaurant companies in the United States operating three restaurant brands in the quick-casual and quick-service restaurant segments with 551 restaurants operating in 16 states as of January 2, 2011. We own and operate two Hispanic restaurant brands, Pollo Tropical® and Taco Cabana® (together referred to as our Hispanic Brands), which we acquired in 1998 and 2000, respectively. We are also the largest Burger King® franchisee, based on the number of restaurants, and have operated Burger King restaurants since 1976. As of January 2, 2011, our company-owned restaurants included 91 Pollo Tropical restaurants and 155 Taco Cabana restaurants, and we operated 305 Burger King restaurants under franchise agreements. We are franchising our Pollo Tropical restaurants primarily internationally and as of January 2, 2011 we had 29 franchised restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, the Bahamas and on several college campuses in Florida. Although we are not actively franchising our Taco Cabana restaurants, we had four Taco Cabana franchised restaurants at January 2, 2011 located in the United States. We believe that the diversification and strength of our restaurant brands as well as the geographic dispersion of our restaurants provide us with stability and enhanced growth opportunities. For the year ended December 31, 2010, we had total revenues of $796.1 million.

On December 20, 2006, we and certain selling stockholders completed an initial public offering (the "IPO") of our common stock. In connection with the IPO, our common stock was approved for listing on The NASDAQ Global Market and began trading on December 15, 2006 under the symbol "TAST".

On February 24, 2011, we announced our intention to pursue the splitting of our business into two separate, publicly-traded companies through the tax-free spin-off of our Hispanic Brands to our stockholders. The company to be spun-off will own and operate the Pollo Tropical and Taco Cabana businesses. We will continue to own and operate our more than 300 franchised Burger King restaurants.

We currently plan to refinance our existing debt by separately financing the Burger King and Hispanic Brand businesses to facilitate the contemplated separation. We are developing detailed plans for the proposed spin-off. The separation plan, including transaction structure and timing, composition of senior management and the boards of directors, capital structure and other matters, will be subject to approval by our board of directors, customary regulatory and other approvals and the receipt of a favorable tax ruling from the Internal Revenue Service, among other things.

Hispanic Brands. Our Hispanic Brands operate in the quick-casual restaurant segment, combining the convenience and value of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining restaurants. For the year ended December 31, 2010, our company-owned Pollo Tropical and Taco Cabana restaurants generated average annual sales per restaurant of $2,056,000 and $1,616,000, respectively, which we believe are among the highest in the quick-casual and quick-service segments. For the year ended December 31, 2010, aggregate revenues for our Hispanic Brands were $439.1 million, which represented 55.1% of our total consolidated revenues.

Pollo Tropical: Our Pollo Tropical restaurants are a quick-casual restaurant chain offering a unique selection of food items reflecting tropical and Caribbean influences and feature grilled chicken marinated in our own blend of tropical fruit juices and spices. Our menu also features other items including roast pork, chicken fajitas, sandwiches, wraps, salads, grilled ribs and wings offered with a selection of sauces, Caribbean style "made from scratch" side dishes, deserts and snacks. Most menu items are made fresh daily in each of our Pollo Tropical restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including chicken grilled on large, open-flame grills. Pollo Tropical opened its first restaurant in 1988 in Miami. As of January 2, 2011, we owned and operated a total of 91 Pollo Tropical restaurants, of which 86 were located in Florida and five were located in New Jersey. For the year ended December 31, 2010, the average sales transaction at our company-owned Pollo Tropical restaurants was $9.38 reflecting, in part, strong dinner traffic, with dinner sales representing the largest sales day-part. For the year ended December 31, 2010, our Pollo Tropical brand generated total revenues of $187.3 million.

Taco Cabana: Our Taco Cabana restaurants serve fresh Tex-Mex and traditional Mexican style food, including sizzling fajitas, quesadillas, enchiladas, burritos, tacos, other Tex-Mex dishes, fresh-made flour tortillas, frozen margaritas and beer. Most menu items are made fresh daily in each of our Taco Cabana restaurants, which feature open display cooking that enables customers to observe the preparation of menu items, including fajitas cooking on a grill and a machine making fresh tortillas. A majority of our Taco Cabana restaurants are open 24 hours a day, generating customer traffic and restaurant sales across multiple day-parts by offering a convenient and quality experience to our customers. Taco Cabana pioneered the Mexican patio café concept with its first restaurant in San Antonio, Texas in 1978. As of January 2, 2011, we owned and operated 155 Taco Cabana restaurants located in Texas, Oklahoma and New Mexico, of which 149 were located in Texas. For the year ended December 31, 2010, the average sales transaction at our company-owned Taco Cabana restaurants was $7.80 with dinner sales representing the largest sales day-part. For the year ended December 31, 2010, our Taco Cabana brand generated total revenues of $251.8 million.

Burger King. Burger King is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales) and we are the largest franchisee in the Burger King system, based on number of restaurants. Burger King restaurants are part of the quick-service restaurant segment which is the largest of the five major segments of the U.S. restaurant industry based on 2009 sales. Burger King restaurants feature the popular flame-broiled Whopper® sandwich, as well as a variety of hamburgers and other sandwiches, fries, salads, breakfast items and other offerings. According to BKC, historically it has spent between 4% and 5% of its annual system sales on marketing, advertising and promotion to sustain and increase its high brand awareness. We benefit from BKC's marketing initiatives as well as its development and introduction of new menu items. As of December 31, 2010, we operated 305 Burger King restaurants located in 12 Northeastern, Midwestern and Southeastern states. For the year ended December 31, 2010, the average sales transaction at our Burger King restaurants was $5.44. For the year ended December 31, 2010, our Burger King restaurants generated total revenues of $357.1 million.

Corporate Information. Carrols Restaurant Group is a Delaware Corporation, incorporated in 1986. Carrols Restaurant Group conducts all of its operations through its direct and indirect subsidiaries and has no assets other than the shares of Carrols, its direct wholly-owned subsidiary. Prior to November 21, 2006 we were known as Carrols Holdings Corporation. On November 21, 2006, we amended our certificate of incorporation to change our name to Carrols Restaurant Group, Inc.

Industry

The Restaurant Market

According to Technomic, in 2009 total restaurant industry revenues in the United States were approximately $360 billion. Sales in the overall U.S. restaurant industry as reported by Technomic have increased at a compound annual growth rate of 4.0% from 1999 through 2009.

Quick-Casual Restaurants

Our Hispanic Brands operate in the quick-casual restaurant segment, combining the convenience of quick-service restaurants with the menu variety, use of fresh ingredients and food quality more typical of casual dining. We believe that the quick-casual restaurant segment is one of the fastest growing segments of the restaurant industry. According to Technomic, 2009 sales growth for quick-casual chains in the Technomic Top 500 restaurant chains was 4.4% as compared to a decline of 0.8% for the overall Top 500 restaurant chains collectively.

Quick-casual restaurants are primarily distinguished by the following characteristics:

- *Quick-service or self-service format.* Meals are purchased prior to receiving food. In some cases, payment may be made at a separate station from where the order was placed. Also, servers may bring orders to the customer's table.
- *Higher check averages than quick-service restaurants.* Technomic reports that the average check at quick-casual restaurants in 2009 ranged between $7 and $10, which was higher than the average check at traditional quick-service restaurants.
- *Food prepared to order.* We believe that in quick-casual concepts, customization of orders and open display cooking is common.
- *Fresh ingredients.* Many concepts use the word "fresh" in their concept positioning and feature descriptive menus highlighting these fresh ingredients.
- *Broader range of menu offerings.* Typically quick-casual concepts provide greater variety and diversity in their menu offerings relative to traditional quick-service restaurants.
- *Enhanced décor and services.* Wooden tables, upholstered seating and track lighting are some of the design features commonly found in quick-casual establishments as well as the availability of Wi-Fi and the use of silverware and plates.

We believe that our Hispanic Brands are positioned to benefit from growing consumer demand for quick-casual restaurants because of food quality, value, differentiation of flavors and the increasing acceptance of ethnic foods. In addition, we believe our recent initiatives to enhance our Pollo Tropical and Taco Cabana restaurants in certain existing markets to provide customers an elevated quick-casual experience will better position our Hispanic Brands for successful and sustainable growth in new markets. We also believe that our Hispanic Brands will benefit from two significant demographic factors: the expected long-term population growth rates in regions in which our restaurants are currently located and the expected rate of growth of the Hispanic population in the United States, both as projected by the U.S. Census Bureau in 2009.

Our Burger King restaurants are part of the quick-service restaurant segment that Technomic indicates is the largest of the five major segments of the U.S. restaurant chain industry. Technomic identifies eleven major types of restaurants comprising the quick-service segment: Hamburger, Pizza, Chicken, Other Sandwich, Mexican, Frozen Desserts, Donut, Beverage, Cafeteria/Buffet, Family Steak and Bakery Cafe. According to Technomic, the quick-service restaurant industry in 2009 was divided by menu category as follows (percentages are based on total industry sales for the quick-service segment):



Family Steak 2%
Bakery Café 2%
Cafeteria/Buffet 4%
Frozen Desserts 2%
Donut 3%
All Other 4%
Mexican 6%
Beverage 8%
Chicken 8%
Other Sandwich 12%
Pizza 15%
Hamburger 34%

According to Technomic, sales at all quick-service restaurants in the United States in 2009 were $191.2 billion, and were 53.1% of total U.S. restaurant industry sales, an increase from 52.9% in 2008. Sales for this segment in 2010 were projected by Technomic to be equal to 2009.

Quick-service restaurants are distinguished by the following characteristics:

- *High speed of service and efficiency.* Quick-service restaurants typically have order taking and cooking platforms designed specifically to order, prepare and serve menu items with speed and efficiency. Fast and consistent food service is a characteristic of quick-service restaurants.
- *Convenience.* Quick-service restaurants are typically located in places that are easily accessed and convenient to customers' homes, places of work and commuter routes.
- *Limited menu choice and service.* The menus at most quick-service restaurants have a limited number of standardized items. Typically, customers order at a counter or drive thru and pick up food that then is taken to a seating area or consumed off the restaurant premises.
- *Value prices.* At quick-service restaurants, average check amounts are generally lower than other major segments of the restaurant industry.

Our Burger King restaurants operate in the hamburger segment of the quick-service restaurant segment. The hamburger segment of the quick-service restaurant segment in the United States, which increased 0.4% in 2009 and generated $64.4 billion in sales, is the largest segment of the quick-service restaurant segment in the United States, according to Technomic.

We believe that the quick-service and quick-casual restaurant segments meet consumers' desire for a convenient, reasonably priced restaurant experience. In addition, we believe that the consumers' need for meals prepared outside of the home, including takeout, has increased significantly over historical levels as a result of the number of dual income households and single parent families.

Our Competitive Strengths

We believe we have the following strengths:

Strong Hispanic Brands. We believe that the following factors have contributed, and will continue to contribute, to the success of our Hispanic Brands:

- freshly-prepared food at competitive prices with convenience and value;
- a variety of signature dishes with Hispanic flavor profiles designed to appeal to consumers' desire for freshly-prepared food and menu variety;
- a successful dinner day-part representing the largest sales day-part at both of our Hispanic Brands, providing a higher average check than our other day-parts;
- broad consumer appeal that attracts both the growing Hispanic consumer base and non-Hispanic consumers in search of new and ethnic flavor profiles, grilled rather than fried entree choices and varied product offerings at competitive prices in an appealing atmosphere;
- our Hispanic Brands consist substantially of company-owned restaurants which give us the ability to control the consistency and quality of the customer experience and the strategic growth of our restaurant operations compared to competing brands that focus on franchising;
- high market penetration of company-owned restaurants in our core markets that provides operating and marketing efficiencies, convenience for our customers and the ability to effectively manage and enhance brand awareness;
- ability to continue to benefit from the projected long-term population growth in Florida and Texas;

- established infrastructure at our Hispanic Brands to manage operations and develop and introduce new menu offerings, positioning us to build customer frequency and broaden our customer base; and
- ability to capitalize on the increasing home meal replacement trend.

Our Large Number of Company-Owned Restaurants Enable us to Effectively Manage our Hispanic Brands. As of December 31, 2010, our Hispanic Brands were comprised of 246 company-owned and 33 franchised restaurants, of which only seven of these franchised restaurants were located in the United States. Our Hispanic Brand restaurants in the United States are substantially company-owned and we therefore exercise control over the day-to-day operations of our restaurants unlike many of our competitors that have multiple franchisees operating as a single brand. Consequently, our success does not depend on our control of our franchisees, or their support of our marketing programs, new product offerings, strategic initiatives or new restaurant development strategies. In addition, because our Hispanic Brand restaurants are primarily company-owned, we believe we are better able to provide customers a more consistent experience relative to competing brands that utilize franchisee-operated restaurants.

Strong Restaurant Level Economics and Operating Metrics for our Hispanic Brands. We believe that we benefit from attractive restaurant level economics and operating profitability for our Hispanic Brands. We believe that the average annual sales at our company-owned Hispanic Brand restaurants of $2,056,000 for our Pollo Tropical restaurants and $1,616,000 for our Taco Cabana restaurants are among the highest in the quick-casual and quick-service segments. As a percentage of total Pollo Tropical revenues, for the year ended December 31, 2010 our Pollo Tropical restaurants generated Adjusted Segment EBITDA margin of 16.2%, which included general and administrative expenses of 6.4%. As a percentage of total Taco Cabana revenues, for the year ended December 31, 2010 our Taco Cabana restaurants generated Adjusted Segment EBITDA margin of 10.9%, which included general and administrative expenses of 4.3%. We believe that the average annual sales at our company-owned Hispanic Brand restaurants and the operating margins of our Hispanic Brands generate unit economics and returns on invested capital which will enable us to sustain new unit growth.

Well Positioned to Capitalize on Long-Term Population Growth in Markets Served by Our Hispanic Brands. We expect sales from our Hispanic Brand restaurants in Florida and Texas to benefit from the projected long-term overall population growth in these markets, which is projected by the U.S. Census Bureau to grow at a faster rate than the national average. According to the U.S. Census Bureau, the U.S. population is forecasted to grow by 8.7% from 2010 to 2020 and the population in Florida and Texas is forecasted to grow by 21.6% and 16.2%, respectively, during that same period.

Well Positioned to Continue to Capitalize on the Growth of the Hispanic Population in the United States. We expect sales from our Hispanic Brand restaurants to benefit from the population growth of the U.S. Hispanic population which is projected by the U.S. Census Bureau to grow at a faster rate than the national average. The U.S. Census Bureau forecasts that the growth of the Hispanic population is expected to outpace overall population growth and increase from 16.0% of the total U.S. population in 2010 to 24.0% by 2030.

Largest Burger King Franchisee. We are Burger King's largest franchisee and are well positioned to leverage the scale and marketing of one of the most recognized brands in the restaurant industry. The size of our Burger King business has contributed significantly to our large aggregate restaurant base, enabling us to enhance operating efficiencies and realize benefits across all three of our brands from economies of scale with respect to our management team and management information and operating systems. We believe our Burger King restaurants have the potential for higher sales and improved profitability as BKC attempts to expand its market share. Due to the number of restaurants comprising the Burger King franchise system and our historical success in acquiring and integrating franchised Burger King restaurants, we believe that there is opportunity for growth through acquisition.

Infrastructure in Place for Growth. We believe that our operating disciplines, seasoned management team, including real estate professionals responsible for site selection, and marketing and product development capabilities, supported by our corporate and restaurant management information systems and comprehensive training and development programs, will support significant expansion. We expect to leverage our significant investment in corporate infrastructure as we grow our business.

Experienced Management Team. We believe that our senior management team's extensive experience in the restaurant industry and its long and successful history of developing, acquiring, integrating and operating quick-service and quick-casual restaurants, provide us with a competitive advantage.

Business Strategy

Our primary business strategies are as follows:

- ***Separation of Business into Two Public Companies.*** We have announced our intention to pursue the splitting of our business into two separate, publicly traded companies through the tax-free spin-off of our Hispanic Brands to our stockholders. The company to be spun-off will own and operate the Pollo Tropical and Taco Cabana businesses. We will continue to own and operate our franchised Burger King restaurants. We believe that the separation will enable each company to better focus on its respective opportunities as well as to pursue its own distinct plan and growth strategy. We also believe that a separation will better position each company to align its business with its respective shareholders' objectives. We are developing detailed plans for the proposed spin-off. The separation plan, including transaction structure, timing, composition of senior management and the boards of directors, capital structure and other matters, will be subject to approval by the our board of directors, customary regulatory and other approvals and the receipt of a favorable IRS tax ruling, among other things. We expect to complete the spin-off by the end of 2011, although there can be no assurance that the spin-off will be completed within such time period or at all.
- ***Increase Comparable Restaurant Sales.*** Our strategy is to grow sales in our existing restaurants by continuing to develop new menu offerings and enhance the effectiveness of our advertising and promotional programs for our Hispanic Brands, further capitalize on attractive industry and demographic trends and enhance the quality of the customer experience at our restaurants. We also believe that our Burger King restaurants are well positioned to benefit from BKC's marketing initiatives from its new ownership and leadership.
- ***Improve Income from Operations and Leverage Existing Infrastructure.*** We believe that our long-term development of new company-owned Hispanic Brand restaurants, combined with our strategy to increase sales at our existing Hispanic Brand restaurants, will increase revenues generated by our Hispanic Brands and position us to improve our overall income from operations. We also believe that our large restaurant base, skilled management team, sophisticated management information and operating systems, and training and development programs support our strategy of enhancing operating efficiencies for our existing restaurants and successfully growing our restaurant base. Our operating systems allow us to effectively manage restaurant labor and food costs, effectively manage our restaurant operations and promote consistent application of operating controls at each of our restaurants. In addition, our size and, in the case of Burger King, the size of the Burger King system, enable us to realize certain benefits from economies of scale, including leveraging our existing infrastructure as we grow.
- ***Manage and Utilize Financial Leverage to Maintain an Efficient Capital Structure to Support Future Growth.*** We intend to continue utilizing financial leverage in an effort to enhance returns to our stockholders. However, in response to the recent economic downturn we continue to balance our use of leverage by moderating near-term spending on new restaurant development and utilizing a portion of our free cash flow to reduce our outstanding indebtedness. We believe our operating cash flows will allow us to allocate sufficient capital towards new store development and repayment of our outstanding indebtedness as part of our strategy to support earnings growth, while providing the flexibility to alter our capital allocation depending on changes in market conditions and available expansion opportunities.

We currently plan to refinance our existing debt and to separately finance our Burger King and Hispanic Brand businesses to facilitate the separation of our businesses mentioned above. There can be no assurance that we will refinance our existing debt on favorable terms or at all or complete the separation of our Hispanic Brand business.

- ***Develop New Hispanic Brand Restaurants.*** We believe that we have opportunities to develop new Pollo Tropical and Taco Cabana restaurants within Florida and Texas and expand the Pollo Tropical brand into other regions of the United States that match our targeted demographics of higher income levels and a more general market position. By increasing the number of restaurants we operate in a particular market, we believe that we can increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing activities. We currently anticipate opening five to ten Hispanic Brand restaurants in 2011.

  Our staff of real estate and development professionals is responsible for new restaurant development. Prior to developing a new restaurant, we conduct an extensive site selection and evaluation process that includes in depth demographic, market and financial analyses. By selectively increasing the number of restaurants we operate in a particular market, we believe that we can continue to increase brand awareness and effectively leverage our field supervision, corporate infrastructure and marketing expenditures. Where possible, we intend to continue to utilize real estate leasing as a means of reducing the amount of cash invested in new restaurants. We believe that cash generated from operations, borrowings under our senior credit facility and leasing will enable us to continue to pursue our long-term strategy of new restaurant development.

- ***Franchise our Hispanic Brand Restaurants Internationally.*** We believe that there are a number of foreign markets with the appropriate demographics and consumers who possess a proclivity to eat foods similar to those offered by Pollo Tropical to support additional franchising of the Pollo Tropical brand internationally. Over the past three years we have entered into development agreements with seven additional international franchisees for the development of up to 33 franchised Pollo Tropical restaurants, in the aggregate, in Panama, Aruba, Curaçao and Bonaire, Venezuela, Honduras, the Bahamas and Trinidad and Tobago. We believe that there are further opportunities to expand Pollo Tropical restaurants outside of the United States and we are seeking to franchise or license the brand in additional foreign markets. Any such expansion would generally take the form of a franchising or licensing arrangement with one or more experienced restaurant companies.

Overview of Restaurant Concepts

Pollo Tropical Restaurants

Our Pollo Tropical quick-casual restaurants combine freshly-prepared, distinctive menu items and an inviting tropical setting with the convenience and value of quick-service restaurants. Pollo Tropical restaurants offer a unique selection of food items reflecting tropical and Caribbean influences and feature fresh grilled chicken marinated in our own blend of tropical fruit juices and spices. Chicken is grilled in view of customers on large, open-flame grills. Pollo Tropical also features additional menu items such as roast pork, a line of "TropiChops®" (a casserole bowl of grilled chicken, pork or vegetables, served on top of white rice and beans and topped with freshly made salsa), sandwiches, wraps and grilled wings and ribs that feature a selection of sauces. We also offer Caribbean style fajitas and feature an array of "made from scratch" side dishes, including black beans and rice, yucatan fries and sweet plantains, as well as more traditional menu items such as french fries, corn and tossed and Caesar salads. We also offer uniquely Hispanic desserts, such as flan and tres leches.

Our Pollo Tropical restaurants typically feature high ceilings, large windows, tropical plants, light colored woods, decorative tiles, a visually distinctive exterior entrance tower, lush landscaping and other signature architectural features, all designed to create an airy, inviting and tropical atmosphere. We design our restaurants to conveniently serve a high volume of customer traffic while retaining an inviting, casual atmosphere.

Our Pollo Tropical restaurants are generally open for lunch, dinner and late night orders seven days per week from 11:00 am to midnight and offer sit-down dining, counter take-out and drive-thru service. Our menu offers a variety of portion sizes to accommodate a single customer, family or large group. Pollo Tropical restaurants also offer catering, with special prices and portions to serve parties in excess of 25 people.

In 2010 we began initiatives to enhance the Pollo Tropical concept in certain existing markets to provide customers an elevated quick-casual experience in order to better position the brand for successful and sustainable growth in its new markets. In addition to restaurant remodeling, enhancements included free table service, hand held menus, Wi-Fi, new menu items and the addition of real plates and silverware. As of January 2, 2011, we had upgraded 13 locations in our Florida west coast, Orlando and Northeast markets as part of our brand positioning efforts. These enhancements will be utilized in our future Pollo Tropical restaurant openings and in the fourth quarter of 2010 we opened two new Pollo Tropical restaurants in East Brunswick, New Jersey and Jacksonville, Florida which were based on the elevated guest service model.

Our Pollo Tropical restaurants typically provide seating for 80 to 100 customers and provide drive-thru service. As of December 31, 2010, substantially all of our company-owned Pollo Tropical restaurants were freestanding buildings. Our typical freestanding Pollo Tropical restaurant ranges between 2,800 and 3,200 square feet.

Taco Cabana Restaurants

Our Taco Cabana quick-casual restaurants combine generous portions of freshly-prepared Tex-Mex and traditional Mexican style food with the convenience and value of quick-service restaurants. The restaurants typically provide interior, semi-enclosed and patio dining areas with a festive Mexican theme. Menu items include flame-grilled beef and chicken fajitas served on sizzling iron skillets, quesadillas, enchiladas, burritos, tacos, fresh flour tortillas, customizable salads served in a Cabana Bowl, traditional Mexican and American breakfasts, and other Tex-Mex dishes. Our Taco Cabana restaurants also offer a variety of beverage choices, including frozen margaritas and beer. Most of the menu items offered at Taco Cabana are prepared at each restaurant from fresh beef, chicken and produce delivered by suppliers to the restaurant, usually three times each week. Taco Cabana utilizes fresh ingredients and prepares many items "from scratch." In order to simplify operations and provide a more consistent product, Taco Cabana also uses a number of pre-prepared items.

Our typical freestanding Taco Cabana restaurants average approximately 3,200 square feet (exclusive of the exterior dining area) and provide seating for approximately 80 customers, with additional outside patio seating for approximately 50 customers. As of January 2, 2011, substantially all of our company-owned Taco Cabana restaurants were freestanding buildings. Taco Cabana restaurants are distinctive in appearance, conveying a Mexican theme and permitting easy identification by passing motorists. Our Taco Cabana restaurants feature rounded fronts, as well as Southwest accents such as a clay tile roof, heavy wood beams and a trellis that shades the patio area, and the use of bright colors. In 2010 we began initiatives to enhance the Taco Cabana concept in certain existing markets to provide customers an elevated quick-casual experience and better position the brand for successful and sustainable growth. In addition to restaurant remodeling, enhancements included free table service, hand held menus, Wi-Fi and new menu items. As of January 2, 2011, we had upgraded a total of 31 restaurants in Texas which included 29 locations in the Dallas market, one location in College Station and one location in Corpus Christi. In 2011 we plan to upgrade an additional six locations in the Dallas market and 20 locations in the Austin market as a continuation of our brand positioning efforts.

Taco Cabana's interior restaurant design features open display cooking that enables customers to observe fajitas cooking on a grill, a machine making fresh flour tortillas and the preparation of other food items. Upon entry, the customer places an order selected from an overhead menu board, proceeds down a service line to where the order is picked up, and then passes a salsa bar en route to the dining area. The distinctive salsa bar offers Taco Cabana customers freshly-prepared Tex-Mex ingredients such as salsa de fuego (made with charred peppers and tomatoes), pico de gallo and salsa (all "made from scratch" throughout the day at each restaurant), as well as cilantro, pickled jalapeno slices, crisp chopped onions and fresh sliced limes. Depending on the season, time of day and personal preference, our customers can choose to dine in the restaurant's brightly colored and festive interior dining area or in either the semi-enclosed or outdoor patio areas.

Our Taco Cabana restaurants provide the convenience of drive-thru windows as well as the ability for customers to dine-in or take-out. A majority of our Taco Cabana restaurants are open 24 hours a day, although hours of operation are continually evaluated on a market and individual restaurant basis.

Burger King Restaurants

Burger King is the second largest hamburger restaurant chain in the world (as measured by the number of restaurants and system-wide sales). According to BKC, as of September 30, 2010, there were a total of 12,206 Burger King restaurants operating in 76 countries and U.S. territories, of which 10,858 were franchised restaurants and 7,559 were located in the U.S. and Canada.

"Have It Your Way"® service, flame broiling, generous portions and competitive prices characterize the Burger King system marketing strategy. Our Burger King restaurants feature flame-broiled hamburgers, the most popular of which is the WHOPPER® sandwich which is a large, flame-broiled hamburger garnished with mayonnaise, lettuce, onions, pickles and tomatoes. The basic menu of all Burger King restaurants also includes specialty sandwiches including chicken and fish sandwiches, breakfast items, french fries, onion rings, salads, shakes, desserts, soft drinks and other beverages. In addition, promotional menu items are introduced periodically for limited periods. BKC continually seeks to develop new products as it endeavors to enhance the menu.

Our Burger King restaurants are typically open seven days per week and generally have operating hours ranging from 6:00 am to midnight on Sunday to Wednesday and 2:00 am on Thursday to Saturday. Burger King restaurants are quick-service restaurants of distinctive design and are generally located in high-traffic areas throughout the United States. Burger King restaurants are designed to appeal to a broad spectrum of consumers, with multiple day-part meal segments targeted to different groups of consumers.

We believe that the primary competitive advantages of Burger King restaurants are:

- significant brand recognition;
- convenience of location;
- speed of service;
- quality; and
- price.

Our Burger King restaurants consist of one of several building types with various seating capacities. Our typical freestanding restaurant contains approximately 2,800 to 3,200 square feet with seating capacity for 90 to 100 customers, has drive-thru service windows and has adjacent parking areas. The building types for recently constructed or remodeled Burger King restaurants utilize 2,600 square feet and typically have seating capacity for 60 to 70 customers. As of January 2, 2011, almost all of our Burger King restaurants were freestanding. We operate our Burger King restaurants under franchise agreements with BKC. See "—Operations—Burger King Franchise Agreements" and "—Franchise Fees, Royalties and Early Successor Program".

Restaurant Economics

Selected restaurant operating data for our three restaurant concepts is as follows:

	Year Ended December 31,		
	2008(1)	2009(1)	2010(1)
Pollo Tropical:			
Average annual sales per company-owned restaurant (in thousands)	$1,988	$1,911	$2,056
Average sales transaction	$ 9.81	$ 9.67	$ 9.38
Drive-through sales as a percentage of total sales	42.4%	43.2%	44.4%
Day-part sales percentages:			
Lunch	46.6%	46.6%	46.5%
Dinner and late night	53.4%	53.4%	53.5%
Taco Cabana:			
Average annual sales per company-owned restaurant (in thousands)	$1,664	$1,607	$1,616
Average sales transaction	$ 7.89	$ 7.87	$ 7.80
Drive-through sales as a percentage of total sales	49.9%	51.5%	51.9%
Day-part sales percentages:			
Breakfast	17.1%	17.2%	17.4%
Lunch	23.3%	23.2%	23.1%
Dinner	25.8%	25.7%	25.8%
Late night (9 pm to midnight)	13.3%	13.1%	13.0%
Other (2 pm to 5 pm and midnight to 6 am)	20.5%	20.8%	20.7%
Burger King:			
Average annual sales per restaurant (in thousands)	$1,226	$1,206	$1,162
Average sales transaction	$ 5.51	$ 5.56	$ 5.44
Drive-through sales as a percentage of total sales	64.0%	64.5%	65.0%
Day-part sales percentages:			
Breakfast	13.9%	13.1%	13.8%
Lunch	32.1%	32.3%	31.9%
Dinner	27.0%	27.2%	26.8%
Afternoon and late night	27.0%	27.4%	27.5%

(1) 2009 was a 53-week fiscal year and 2010 and 2008 were each a 52-week fiscal year. Average annual sales for company owned or operated restaurants are derived by dividing restaurant sales for such year for the applicable segment by the average number of restaurants for the applicable segment for such year. For comparative purposes, the calculation of average annual sales per company-owned restaurant is based on a 52-week year. For purposes of calculating average annual sales per company-owned restaurant for 2009, we have excluded restaurant sales for the extra week in 2009.

Restaurant Capital Costs

The initial cost of equipment, seating, signage and other interior costs of a typical new free-standing Pollo Tropical restaurant currently is approximately $600,000 (excluding the cost of the land, building and site improvements). Generally, in our core Florida markets, the cost of land currently ranges from $900,000 to $1,100,000 and the cost of building and site improvements currently range from $950,000 to $1,250,000. In the Northeast or any other potential markets, we believe our new Pollo Tropical restaurants will have a cost for building and site improvements ranging from $1,050,000 to $1,350,000 (excluding the cost of land for those locations that we do not lease).

The initial cost of equipment, seating, signage and other interior costs of a typical new Taco Cabana restaurant currently is approximately $525,000 (excluding the cost of the land, building and site improvements). Generally, in our Texas markets, the cost of land currently ranges from $800,000 to $1,100,000 and the cost of building and site improvements currently ranges from $900,000 to $1,000,000.

The initial cost of the franchise fee, equipment, seating, signage and other interior costs of a standard new Burger King restaurant currently is approximately $350,000 (excluding the cost of the land, building and site improvements). In the markets in which we primarily operate, the cost of land generally ranges from $600,000 to $800,000 and the cost of building and site improvements generally ranges from $650,000 to $700,000.

With respect to development of freestanding restaurants, we generally seek to acquire the land to construct the building, and thereafter enter into an arrangement to sell and leaseback the land and building under a long-term lease. Historically, we have been able to acquire and finance many of our locations under such leasing arrangements. Where we are unable to purchase the underlying land, we enter into a long-term lease for the land and fund the construction of the building from cash generated from our operations or with borrowings under our senior credit facility rather than through long-term leasing arrangements.

The cost of developing and equipping new restaurants can vary significantly and depends on a number of factors, including the local economic conditions and the characteristics of a particular site. Accordingly, the cost of opening new restaurants in the future, including Pollo Tropical restaurants in new markets, may differ substantially from, and may be significantly higher than, both the historical cost of restaurants previously opened and the estimated costs above.

Seasonality

Our business is moderately seasonal due to regional weather conditions. Sales from our Pollo Tropical restaurants (primarily located in south and central Florida) are generally higher during the winter months than during the summer months. Sales from our Taco Cabana restaurants (located in Texas, Oklahoma and New Mexico) and our Burger King restaurants (primarily located in the northern United States) are generally higher during the summer months than during the winter months. Accordingly, we believe this seasonal impact is not material to our business as a whole because of the offsetting seasonality of our multiple concepts.

Restaurant Locations

As of January 2, 2011, we owned and operated 91 Pollo Tropical restaurants, of which 86 were located in Florida and five were located in New Jersey. In addition we franchised 29 Pollo Tropical restaurants as of January 2, 2011, comprised of 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad and three on college campuses in Florida.

As of January 2, 2011, we owned and operated 155 Taco Cabana restaurants and franchised four Taco Cabana restaurants located in the following states:

	Owned	Franchised	Total
Texas	149	1	150
Oklahoma	4	—	4
New Mexico	2	2	4
Georgia	—	1	1
Total	155	4	159

The following table details the locations of our 305 Burger King restaurants as of January 2, 2011:

State	Total Restaurants
Indiana	5
Kentucky	9
Maine	4
Massachusetts	1
Michigan	24
New Jersey	2
New York	119
North Carolina	33
Ohio	78
Pennsylvania	12
South Carolina	17
Vermont	1
Total	305

Operations

Management Structure

We conduct substantially all of our executive management, finance, marketing and operations support functions from our corporate headquarters in Syracuse, New York, our Pollo Tropical division headquarters in Miami, Florida or our Taco Cabana division headquarters in San Antonio, Texas. The management structure for Pollo Tropical consists of an Executive Vice President, who has over 39 years of experience in the restaurant industry, and two Regional Directors supported by twelve district managers. The management structure of Taco Cabana consists of an Executive Vice President of Operations, who has over 37 years of restaurant experience, and two Regional Vice Presidents, a Regional Director and 22 district managers. Our Burger King operations are overseen by five Regional Directors, four of whom are Vice Presidents, that have an average of over 29 years of Burger King restaurant experience. Forty district managers that have an average of over 21 years of restaurant management experience in the Burger King system support the Regional Directors.

For each of our concepts, a district manager is responsible for the direct oversight of the day-to-day operations of an average of approximately seven restaurants. Typically, district managers have previously served as restaurant managers at one of our restaurants. Regional directors, district managers and restaurant managers are compensated with a fixed salary plus an incentive bonus based upon the performance of the restaurants under their supervision. Typically, our restaurants are staffed with hourly employees who are typically supervised by a salaried manager and two or three salaried assistant managers.

Training

We maintain a comprehensive training and development program for all of our personnel and provide both classroom and in-restaurant training for our salaried and hourly personnel. The program emphasizes system-wide operating procedures, food preparation methods and customer service standards for each of the concepts. In addition, BKC's training and development programs are also available to us as a franchisee.

Management Information Systems

Our management information systems, which we believe are more sophisticated than systems typically utilized by many small quick-casual/quick-service restaurant operators and many other Burger King franchisees, provide us with the ability to efficiently and effectively manage our restaurants and to ensure consistent application of operating controls at our restaurants. Our size also affords us the ability to maintain an in-house staff of information technology and restaurant systems professionals dedicated to continuously enhancing our systems. In addition, these capabilities allow us to integrate newly developed or acquired restaurants and achieve greater economies of scale.

Our restaurants employ touch-screen point-of-sale (POS) systems that are designed to facilitate accuracy and speed of order taking. These systems are user-friendly, require limited cashier training and improve speed-of-service through the use of conversational order-taking techniques. The POS systems are integrated with PC-based applications at the restaurant that are designed to facilitate financial and management control of our restaurant operations. In 2008, we enhanced and upgraded our restaurant technology with the installation of new POS systems at our Taco Cabana restaurants and in 2009 we installed similar systems in our Pollo Tropical restaurants. We will be installing new POS systems at our Burger King restaurants in 2011.

Our restaurant systems provide daily tracking and reporting of traffic counts, menu item sales, labor and food data including costs, and other key operating information for each restaurant. We communicate electronically with our restaurants on a continuous basis, which enables us to collect this information for use in our corporate management systems in near real-time. Our corporate and divisional administrative headquarters house web-based systems that support all of our accounting, operating and reporting systems. We also operate a 24-hour, seven-day help desk at our corporate headquarters that enables us to provide systems and operational support to our restaurant operations as required. Among other things, our restaurant information systems provide us with the ability to:

- monitor labor utilization and sales trends on a real-time basis at each restaurant, enabling the restaurant manager to effectively manage to our established labor standards on a timely basis;
- reduce inventory shrinkage using restaurant-level inventory management and centralized standard costing systems;
- analyze sales and product mix data to help restaurant managers forecast production levels;
- monitor day-part drive-thru speed of service at each of our restaurants;
- systematically communicate human resource and payroll data to our administrative offices for efficient centralized management of labor costs and payroll processing;
- employ centralized control over price, menu and inventory management activities at the restaurant utilizing the remote management capabilities of our systems;
- take advantage of electronic commerce including our ability to place orders with suppliers and to integrate detailed invoice, receiving and product data with our inventory and accounting systems; and
- provide analyses, reporting and tools to enable all levels of management to review a wide-range of financial, product mix and operational data.

Critical information from our systems is available in near real-time to our restaurant managers, who are expected to react quickly to trends or situations in their restaurant. Our district managers also receive near real-time information from all restaurants under their control and have computer access to key operating data on a remote basis using our corporate intranet. Management personnel at all levels, from the restaurant manager through senior management, utilize key restaurant performance indicators.

Site Selection

We believe that the location of our restaurants is a critical component of each restaurant's success. We evaluate potential new sites on many critical criteria including accessibility, visibility, costs, surrounding traffic patterns, competition and demographic characteristics. Our senior management determines the acceptability of all acquisition prospects and new sites, based upon analyses prepared by our real estate, financial and operations professionals.

Burger King Franchise Agreements

Each of our Burger King restaurants operates under a separate franchise agreement with BKC. Our franchise agreements with BKC generally require, among other things, that all restaurants comply with specified design criteria and operate in a prescribed manner, including utilization of the standard Burger King menu. In addition, our Burger King franchise agreements generally require that our restaurants conform to BKC's current image and provide for remodeling of our restaurants at the request of BKC during the tenth year of the agreements to conform to such current image, which may require the expenditure of considerable funds. These franchise agreements with BKC generally provide for an initial term of 20 years and currently have an initial franchise fee of $50,000. In the event that we terminate any franchise agreement and close the related BKC restaurant prior to the expiration of its term, we may be required to pay BKC an amount based on the net present value of the royalty stream that would have been realized by BKC had such franchise agreement not been terminated. Any franchise agreement, including renewals, can be extended at our discretion for an additional 20-year term, with BKC's approval, provided that, among other things, the restaurant meets the current Burger King operating and image standards and the franchisee is not in default under the terms of the franchise agreement. The franchise agreement fee for subsequent renewals is currently $50,000. BKC may terminate any of the franchise agreements if an act of default is committed by us under these agreements and such default is not cured. Defaults under the franchise agreements include, among other things, our failure to operate such Burger King restaurant in accordance with the operating standards and specifications established by BKC (including failure to use equipment, uniforms or decor approved by BKC), our failure to sell products approved or designated by BKC, our failure to pay royalties or advertising and sales promotion contributions as required, our unauthorized sale, transfer or assignment of such franchise agreement or the related restaurant, certain events of bankruptcy or insolvency with respect to us, conduct by us or our employees that has a harmful effect on the Burger King restaurant system, conviction of us or our executive officers for certain indictable offenses, our failure to maintain a responsible credit rating or the acquisition by us of an interest in any other hamburger restaurant business. We are not in default under any of the franchise agreements with BKC.

In order to obtain a successor franchise agreement with BKC, a franchisee is typically required to make capital improvements to the restaurant to bring it up to Burger King's current image standards. The cost of these improvements may vary widely depending upon the magnitude of the required changes and the degree to which we have made interim improvements to the restaurant. We have 22 franchise agreements due to expire in 2011, 16 franchise agreements due to expire in 2012 and 10 franchise agreements due to expire in 2013. In recent years, the historical costs of improving our Burger King restaurants in connection with franchise renewals generally have ranged from $200,000 to $550,000 per restaurant. The cost of capital improvements made in connection with future franchise agreement renewals may differ substantially from past franchise renewals depending on the current image requirements established from time to time by Burger King.

We believe that we will be able to satisfy BKC's normal franchise agreement renewal criteria. Accordingly, we believe that renewal franchise agreements will be granted on a timely basis by BKC at the expiration of our existing franchise agreements. Historically, BKC has granted all of our requests for successor franchise agreements. However, there can be no assurances that BKC will grant these requests in the future.

We evaluate the performance of our Burger King restaurants on an ongoing basis. Such evaluation depends on many factors, including our assessment of the anticipated future operating results of the subject restaurants and the cost of required capital improvements that we would need to commit for such restaurants. If we determine that a Burger King restaurant is under-performing, or that we do not anticipate an adequate return on the capital required to renew the franchise agreement, we may elect to close such restaurant. We may also relocate (offset) a restaurant within its trade area and build a new Burger King restaurant as part of the franchise renewal process. In 2010 we closed a total of eight Burger King restaurants, which included one location that was offset in 2010. In 2011, we currently anticipate that we will likely elect to close ten Burger King restaurants, in addition to one location that we plan to relocate. However, based on the current operating results of such restaurants, we believe that the impact on our results of operations as a result of such restaurant closures will not be material, although there can be no assurance in this regard. Our determination to close these restaurants in 2011 is subject to further evaluation and may change. We may also elect to close additional Burger King restaurants in the future.

In addition to the initial franchise fee, we generally pay BKC a monthly royalty. The royalty rate for both new restaurants and for successor franchise agreements is 4 ½% of sales. The royalty rate was increased from 3 ½% of sales in 2000, and generally for restaurants in existence in 2000, becomes effective upon the renewal of the franchise agreement. Burger King royalties, as a percentage of our Burger King restaurant sales, were 4.0% in 2010, 3.9% in 2009 and 3.8% in 2008. We anticipate our Burger King royalties, as a percentage of our Burger King restaurant sales, will remain at 4.0% in 2011 as a result of the terms outlined above.

We also contribute 4% of restaurant sales from our Burger King restaurants to fund BKC's national and regional advertising. BKC engages in substantial national and regional advertising and promotional activities and other efforts to maintain and enhance the Burger King brand. From time to time we supplement BKC's marketing with our own local advertising and promotional campaigns. See "—Advertising and Promotion" below.

Our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing Burger King restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any Burger King restaurants that we operate.

We are required to obtain BKC's consent before we acquire existing Burger King restaurants from other franchisees or develop new Burger King restaurants. BKC also has the right of first refusal to purchase any Burger King restaurant that is being offered for sale by a franchisee. To date, BKC has approved almost all of our acquisitions of Burger King restaurants from other franchisees.

Hispanic Brands Franchise Operations

As of January 2, 2011, we had six franchisees operating a total of 29 Pollo Tropical restaurants, 21 of which were located in Puerto Rico, two in Ecuador, one in Honduras, one in Trinidad, one in the Bahamas and three located on college campuses in Florida. As of January 2, 2011, we had three franchisees operating a total of four Taco Cabana restaurants.

We have also entered into development agreements with three additional Pollo Tropical franchisees; one for the development of up to five franchised restaurants in Panama, one for the development of up to four restaurants in Aruba, Curacao and Bonaire and one for the development of up to ten restaurants in Venezuela. Each of these agreements provide for the development of additional restaurants upon the successful opening of the initial restaurants required in these development agreements. We believe that there are further opportunities to expand Pollo Tropical restaurants outside of the United States and we are seeking to franchise or license the brand in additional foreign markets. Any such expansion would ideally take the form of a franchising or licensing arrangement with one or more experienced restaurant companies. We believe that there are a number of foreign markets with the appropriate population, demographic and income characteristics to support this expansion, as well as consumers with a proclivity to eat foods similar to those offered by Pollo Tropical.

Our development agreements generally provide for franchisees to commit to developing a specified number of restaurants within a certain geographic area within a specified time frame. The development agreements generally require franchisees to pay upon signing a portion of the franchise fees for each restaurant to be developed, with the balance of the fees due upon opening of each restaurant. All of our current franchisees pay a royalty based on restaurant sales and are required to operate their restaurants under the terms of our franchise agreement such as compliance with certain methods, standards and specifications developed by us, including those related to menu items, recipes, food preparation, materials, supplies, services, fixtures, furnishings, decor and signs. The franchisees have discretion to determine the prices to be charged to customers. In addition, all franchisees are required to purchase substantially all food, ingredients, supplies and materials from suppliers approved by us.

Advertising and Promotion

We believe Pollo Tropical and Taco Cabana are among the most highly recognized quick-casual restaurant brands in their respective markets of Florida and Texas. Pollo Tropical and Taco Cabana utilize an integrated, multi-level marketing approach that includes periodic chain-wide promotions, direct mail, in-store promotions, local store marketing and other strategies, including the use of radio and television advertising in their markets. Combination value meals are also utilized as well as limited time offer menu item promotions. Pollo Tropical and Taco Cabana advertise in both English and Spanish language media. As a percentage of Pollo Tropical restaurant sales, Pollo Tropical's advertising expenditures were 2.8% in 2010, 2.7% in 2009 and 2.6% in 2008. As a percentage of Taco Cabana restaurant sales, Taco Cabana's advertising expenditures were 4.1% in 2010, 4.0% in 2009 and 3.7% in 2008.

The efficiency and quality of advertising and promotional programs can significantly affect quick-casual/ quick-service restaurant businesses. We believe that one of the major advantages of being a Burger King franchisee is the value of the extensive national and regional advertising and promotional programs conducted by BKC. In addition to the benefits derived from BKC's advertising spending, we sometimes supplement BKC's advertising and promotional activities with our own local advertising and promotions, including the purchase of additional television, radio and print advertising. The concentration of our Burger King restaurants in many of our markets permits us to leverage advertising in those markets. We also utilize promotional programs, such as combination value meals and discounted prices, targeted to our customers, in order to create a flexible and directed marketing program.

We are generally required to contribute 4% of restaurant sales from our Burger King restaurants to an advertising fund utilized by BKC for its advertising, promotional programs and public relations activities. BKC's advertising programs consist of national campaigns supplemented by local advertising. BKC's advertising campaigns are generally carried on television, radio and in circulated print media (national and regional newspapers and magazines).

Product Development

Pollo Tropical and Taco Cabana each have separate and complete product research and development functions, which we believe are comparable to other large multi-unit restaurant companies. These capabilities enable us to continually refine our menu offerings and develop new products for introduction in our Hispanic Brand restaurants. These functions include:

- fully equipped test kitchens;
- professional culinary and quality assurance team members;
- consumer research and product testing protocols;
- uniform and detailed product specification formats; and
- product development committees that integrate marketing, operations, financial analysis and procurement.

Pollo Tropical's test kitchen is located in our Miami division headquarters. The facility includes cooking equipment that mirrors the capability of a Pollo Tropical restaurant and a tasting area. Permanent staff positions include a Vice President of R&D, a Senior Manager of R&D and two R&D managers.

Taco Cabana's test kitchen is located near our San Antonio division headquarters in leased commercial space. The facility includes a large test kitchen, with equipment that mirrors the capability of a Taco Cabana restaurant, office space for all R&D staff, and a large tasting and meeting room. Permanent staff positions include a Director of R&D, a Corporate Chef and two staff assistants.

Suppliers and Distributors

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies to ensure consistent quality and freshness and to obtain competitive prices. Food and supplies for both brands are ordered from approved suppliers and are shipped via distributors to the restaurants. Both brands are responsible for monitoring quality control and supervision of these suppliers and conduct inspections to observe the preparation and quality of products purchased.

For our Pollo Tropical restaurants, Performance Food Group, Inc serves as our primary distributor of food and paper products under an agreement that expires on May 15, 2012. Also for our Pollo Tropical restaurants, Kelly Food Service serves as our primary distributor for chicken under an agreement that expires on December 31, 2011. We also currently rely on two suppliers under agreements that expire on December 31, 2011 as our suppliers of chicken for our Pollo Tropical restaurants and, although we believe that alternative sources of chicken are available to us, if both suppliers were unable to service us, this could lead to a material disruption of service or supply until a new supplier is engaged, which could have a material adverse effect on our business.

For our Taco Cabana restaurants, SYGMA Network, Inc. (SYGMA) serves as our primary distributor of food and beverage products and supplies. SYGMA purchases, warehouses and distributes products for these restaurants under a distribution service agreement that expires June 30, 2014.

We rely heavily on these suppliers but, in general, if any supplier was unable to service us, we believe that we have alternative sources available to us to avoid any material disruption in service. With respect to our distributors for our Pollo Tropical and Taco Cabana restaurants, although we believe that alternative distributors are available to us, if any distributor was unable to service us, this could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business.

We are a member of a national purchasing cooperative, Restaurant Services, Inc., created for the Burger King system. Restaurant Services, Inc. is a non-profit independent cooperative that acts as the purchasing agent for approved distributors to the Burger King system and serves to negotiate the lowest cost for the system. We use our purchasing power to negotiate directly with certain other vendors, to obtain favorable pricing and terms for supplying our Burger King restaurants. For our Burger King restaurants, we are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers. We currently utilize three distributors, Maines Paper & Food Service, Inc., Reinhart Food Service L.L.C. and MBM Food Service Inc., to supply our Burger King restaurants with the majority of their foodstuffs in various geographical areas and, as of December 31, 2010, such distributors supplied 65%, 31% and 4%, respectively, of our Burger King restaurants. We may purchase non-food items such as kitchen utensils, equipment maintenance tools and other supplies from any suitable source so long as such items meet BKC product uniformity standards. All BKC-approved distributors are required to purchase foodstuffs and supplies from BKC-approved manufacturers and purveyors. BKC is responsible for monitoring quality control and supervision of these manufacturers and conducts regular visits to observe the preparation of foodstuffs, and to run various tests to ensure that only quality foodstuffs are sold to BKC-approved suppliers. In addition, BKC coordinates and supervises audits of approved suppliers and distributors to determine continuing product specification compliance and to ensure that manufacturing plant and distribution center standards are met. Although we believe that we have alternative sources of supply available to our Burger King restaurants, in the event any distributor or supplier for our Burger King restaurants was unable to service us, this could lead to a disruption of service or supply at our Burger King restaurants until a new distributor or supplier is engaged, which could have an adverse effect on our business.

Quality Assurance

At each of our three concepts, our operational focus is closely monitored to achieve a high level of customer satisfaction via speed of service, order accuracy and quality of service. Our senior management and restaurant management staffs are principally responsible for ensuring compliance with our operating policies, and with respect to our Burger King restaurants, BKC's required operating procedures as well. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct. In order to maintain compliance with these operating standards and specifications, we distribute to our restaurant operations management team detailed reports measuring compliance with various customer service standards and objectives, including feedback obtained directly from our customers through instructions given to them at the point of sale. The customer feedback is monitored by an independent agency and consists of evaluations of speed of service, quality of service, quality of our menu items and other operational objectives including the cleanliness of our restaurants. We also have our own customer service representatives that handle customer inquiries and complaints.

We also operate in accordance with quality assurance and health standards mandated by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, maximum time standards for holding prepared food, food handling guidelines and cleanliness. To maintain these standards, we conduct unscheduled inspections of our restaurants. In addition, restaurant managers conduct internal inspections for taste, quality, cleanliness and food safety on a regular basis.

Trademarks

We believe that our names and logos for our Hispanic Brands are important to our operations. We have registered our principal Pollo Tropical and Taco Cabana logos and designs with the U.S. Patent and Trademark Office on the Principal Register as a service mark for our restaurant services. We also have secured or have applied for state and federal registrations of several other advertising or promotional marks, including variations of our principal marks, and have applied for or been granted registrations in foreign countries of our principal marks and several other marks. We intend to protect both Pollo Tropical and Taco Cabana trademarks by appropriate legal action whenever necessary. In certain foreign countries, we have been involved in trademark opposition proceedings to defend our rights to register certain trademarks. In that regard, we have discovered that an individual unaffiliated with us has registered, without our knowledge, authorization or consent, a trademark in Spain and the European Community for a name and logo virtually identical to our Pollo Tropical name and logo. We have initiated a cancellation action to declare such unauthorized trademark registration null and void. Although we believe we will be successful in the action, there can be no assurance in this regard.

Other than the Pollo Tropical and Taco Cabana trademarks, we have no proprietary intellectual property other than the logo and trademark of Carrols. As a franchisee of Burger King, we also have contractual rights to use certain BKC-owned trademarks, service marks and other intellectual property relating to the Burger King concept.

Government Regulation

Various federal, state and local laws affect our business, including various health, sanitation, fire and safety standards. Restaurants to be constructed or remodeled are subject to state and local building code and zoning requirements. In connection with the development and remodeling of our restaurants, we may incur costs to meet certain federal, state and local regulations, including regulations promulgated under the Americans with Disabilities Act.

We are subject to the federal Fair Labor Standards Act and various other federal and state laws governing such matters as:

- minimum wage requirements;

- health care
- unemployment compensation
- overtime; and
- other working conditions and citizenship requirements.

A significant number of our food service personnel are paid at rates related to the federal, and where applicable, state minimum wage and, accordingly, increases in the minimum wage have increased and in the future will increase wage rates at our restaurants.

We are assessing the various provisions of the comprehensive federal health care reform law enacted in 2010, including the impact on our business of this new law as it become effective. There are no assurances that a combination of cost management and menu price increases can accommodate all of the potential increased costs associated with these regulations.

We are also subject to various federal, state and local environmental laws, rules and regulations. We believe that we conduct our operations in substantial compliance with applicable environmental laws and regulations. None of the applicable environmental laws or regulations has had a material adverse effect on our results of operations, cash flows or financial condition.

Taco Cabana and Pollo Tropical are subject to alcoholic beverage control regulations that require state, county or municipal licenses or permits to sell alcoholic beverages at each location where they respectively sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Licensing entities, authorized with law enforcement authority, may issue violations and conduct audits and investigations of the restaurant's records and procedures. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our Taco Cabana restaurants and certain of our Pollo Tropical restaurants, including minimum age for consumption, certification requirements for employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. These regulations also prescribe certain required banking and accounting practices related to alcohol sales and purchasing.

Our Taco Cabana restaurants and certain of our Pollo Tropical restaurants are subject to state "dram-shop" laws in the states in which they operate. Dram-shop laws provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated or minor patron. We have specific insurance that covers claims arising under dram-shop laws. However, we cannot assure you that this insurance will be adequate to cover any claims that may be instituted against us.

With respect to the franchising of Pollo Tropical and Taco Cabana restaurants, we are subject to franchise and related regulations in the U.S. and certain foreign jurisdictions where we offer and sell franchises. These regulations include obligations to provide disclosure about our two concepts, the franchise agreements and the franchise system as well as other organizational and financial information relating to our two concepts. The regulations also include obligations to register certain franchise documents in the U.S. and foreign jurisdictions, and obligations to disclose the substantive relationship between the parties to the agreements.

Competition

The restaurant industry is highly competitive with respect to price, service, location and food quality. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in supermarkets, grocery stores, cafeterias and other purveyors of moderately priced and quickly prepared foods.

We believe that:

- product quality and taste;
- brand recognition;
- convenience of location;
- speed of service;
- menu variety;
- price; and
- ambiance

are the most important competitive factors in the quick-casual and quick-service restaurant segments and that our three concepts effectively compete in each category.

Pollo Tropical's competitors include national chicken-based concepts, such as Kentucky Fried Chicken ("KFC"), and regional chicken-based concepts, as well as quick-service hamburger restaurant chains and other types of quick-casual restaurants.

Taco Cabana's restaurants, although part of the quick-casual segment of the restaurant industry, compete in Texas, Oklahoma and New Mexico with quick-service restaurants, including those in the quick-service Mexican segment such as Taco Bell, other quick-casual restaurants and traditional casual dining Mexican restaurants. We believe that Taco Cabana's combination of freshly prepared food, distinctive ambiance and superior service help to distinguish Taco Cabana restaurants from quick-service operators, while its price-value relationship enables it to compete favorably with more expensive casual dining Mexican restaurants.

With respect to our Burger King restaurants, our largest competitors are McDonald's and Wendy's restaurants. According to Technomic, McDonald's restaurants had aggregate U.S. system-wide sales of $30.9 billion for the year ended December 31, 2009 and operated 13,980 restaurants in the United States at that date, and Wendy's restaurants had aggregate system-wide sales of $8.4 billion for the year ended December 31, 2009 and operated 5,877 restaurants in the United States at that date.

Employees

As of January 2, 2011, we employed approximately 16,300 persons, of which approximately 400 were administrative personnel and approximately 15,900 were restaurant operations personnel. None of our employees is covered by collective bargaining agreements. We believe that our overall relations with our employees are good.

Availability of Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

We make available through our internet website (www.carrols.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), as soon as reasonably practicable after electronically filing such material with the SEC. The reference to our website address is a textual reference only, meaning that it does not constitute incorporation by reference of the information contained on the website and should not be considered part of this document.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, consolidated financial condition or results of operations.

Intense competition in the restaurant industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The restaurant industry is highly competitive. In each of our markets, our restaurants compete with a large number of national and regional restaurant chains, as well as locally owned restaurants, offering low and medium-priced fare. We also compete with convenience stores, delicatessens and prepared food counters in grocery stores, supermarkets, cafeterias and other purveyors of moderately priced and quickly prepared food.

Pollo Tropical's competitors include national chicken-based concepts, such as KFC, and regional chicken-based concepts as well as quick-service hamburger restaurant chains and other types of quick-casual restaurants. Our Taco Cabana restaurants, although part of the quick-casual segment of the restaurant industry, compete with quick-service restaurants, including those in the quick-service Mexican segment such as Taco Bell, other quick-casual restaurants and traditional casual dining Mexican restaurants. With respect to our Burger King restaurants, our largest competitors are McDonald's and Wendy's restaurants.

To remain competitive, we, as well as certain of the other major quick-casual and quick-service restaurant chains, have increasingly offered selected food items and combination meals at discounted prices. These changes in pricing and other marketing strategies have had, and in the future may continue to have, a negative impact on our sales and earnings.

Factors specific to the quick-casual and quick-service restaurant segments may adversely affect our results of operations, which may cause a decrease in earnings and revenues.

The quick-casual and quick-service restaurant segments are highly competitive and can be materially adversely affected by many factors, including:

- changes in local, regional or national economic conditions;
- changes in demographic trends;
- changes in consumer tastes;
- changes in traffic patterns;
- increases in fuel prices;
- consumer concerns about health and nutrition;
- increases in the number of, and particular locations of, competing restaurants;
- inflation;
- increases in utility costs;
- increases in the cost of food, such as beef and chicken, produce and packaging;
- consumer dietary considerations;
- increased labor costs, including healthcare, unemployment insurance and minimum wage requirements;
- regional weather conditions; and
- the availability of experienced management and hourly-paid employees.

Our continued growth depends on our ability to open and operate new restaurants profitably, which in turn depends on our continued access to capital, and newly acquired or developed restaurants may not perform as we expect and we cannot assure you that our growth and development plans will be achieved.

Our continued growth depends on our ability to develop additional Pollo Tropical and Taco Cabana restaurants and to selectively acquire and develop additional Burger King restaurants. Development involves substantial risks, including the following:

- the inability to fund development;
- development costs that exceed budgeted amounts;
- delays in completion of construction;
- the inability to obtain all necessary zoning and construction permits;
- the inability to identify, or the unavailability of, suitable sites on acceptable leasing or purchase terms;
- developed restaurants that do not achieve desired revenue or cash flow levels once opened;
- incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion or a new restaurant is closed due to poor financial performance;
- the inability to recruit, train and retain managers and other employees necessary to staff each new restaurant;
- changes in governmental rules, regulations and interpretations; and
- changes in general economic and business conditions.

We cannot assure you that our growth and development plans can be achieved. Our long-term development plans will require additional management, operational and financial resources. For example, we will be required to recruit and train managers and other personnel for each new restaurant. We cannot assure you that we will be able to manage our expanding operations effectively and our failure to do so could adversely affect our results of operations. In addition, our ability to open new restaurants and to grow, as well as our ability to meet other anticipated capital needs, will depend on our continued access to external financing, including borrowings under our senior credit facility. We cannot assure you that we will have access to the capital we need on acceptable terms or at all, which could materially adversely affect our business. In addition, our need to manage our financial leverage ratios in connection with the senior credit facility may reduce our ability to develop new restaurants.

Additionally, we may encounter difficulties growing beyond our presence in our existing core markets. We cannot assure you that we will be able to successfully grow our market presence beyond the current key regions within our existing markets, as we may encounter well-established competitors in new areas. In addition, we may be unable to find attractive locations or successfully market our products as we attempt to expand beyond our existing core markets, as the competitive circumstances and consumer characteristics in these new areas may differ substantially from those in areas in which we currently operate. We may also not open a sufficient number of restaurants in new markets in order to leverage distribution, supervision and promotional costs. As a result of the foregoing, we cannot assure you that we will be able to successfully or profitably operate our new restaurants outside our core markets.

Our expansion into new markets may present increased risks due to a lack of market awareness of our Hispanic Brands.

Some of our new restaurants are and will be located in areas where there is a limited or a lack of market awareness of the Pollo Tropical or Taco Cabana brand and therefore it may be more challenging for us to attract customers to our restaurants. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby adversely affecting our operating results, including the recognition of future impairment and other lease charges. Opening new restaurants in areas in which potential customers may not be familiar with our restaurants may include costs related to the opening and promotion of those restaurants that are substantially greater than those incurred by our restaurants in other areas. Even though we may incur substantial additional costs with respect to these new restaurants, they may attract fewer customers than our more established restaurants in existing markets.

We could be adversely affected by food-borne illnesses, as well as widespread negative publicity regarding food quality, illness, injury or other health concerns.

Negative publicity about food quality, illness, injury or other health concerns (including health implications of obesity) or similar issues stemming from one restaurant or a number of restaurants could materially adversely affect us, regardless of whether they pertain to our own restaurants or to restaurants owned or operated by other companies. For example, health concerns about the consumption of beef or chicken or by specific events such as the outbreak of "mad cow" disease or "avian" flu could lead to changes in consumer preferences, reduce consumption of our products and adversely affect our financial performance. These events could reduce the available supply of beef or chicken or significantly raise the price of beef or chicken.

In addition, we cannot guarantee that our operational controls and employee training will be effective in preventing food-borne illnesses, food tampering and other food safety issues that may affect our restaurants. Food-borne illness or food tampering incidents could be caused by customers, employees or food suppliers and transporters and, therefore, could be outside of our control. Any publicity relating to health concerns or the perceived or specific outbreaks of food-borne illnesses, food tampering or other food safety issues attributed to one or more of our restaurants, could result in a significant decrease in guest traffic in all of our restaurants and could have a material adverse effect on our results of operations. In addition, similar publicity or occurrences with respect to other restaurants or restaurant chains could also decrease our guest traffic and have a similar material adverse effect on us.

The proposed spin-off of our Hispanic Brands may not occur as or when planned or at all, or could result in issues we do not yet anticipate.

Our ability to complete the proposed spin-off is subject to several conditions, including refinancing our existing debt to separately finance the Burger King and Hispanic Brand businesses, customary regulatory and other approvals, obtaining a favorable letter ruling from the Internal Revenue Service, filing an effective registration statement with the Securities and Exchange Commission, final approval from our board of directors and may be affected by unanticipated developments or changes in market conditions. For these and other reasons, the proposed spin-off may not be completed by the end of 2011 or at all. Additionally, execution of the proposed spin-off may require significant time and attention from management, which may divert management's attention from other aspects of our business operations. Further, if we complete the proposed spin-off , we may not achieve the intended results and may result in additional operating expenses for both companies in the aggregate. Any such difficulties could adversely affect our business, results of operations or financial condition.

The spin-off could result in substantial tax liability.

We will request a private letter ruling from the IRS to ascertain whether for U.S. federal income tax purposes, each of the spin-off transaction and certain related transactions will qualify under Section 355 and/or 368 of the Internal Revenue Code of 1986, as amended. Our receipt of a favorable private letter ruling will be a condition to the completion of the spin-off.

If the factual assumptions or representations made in the private letter ruling request are inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling which could result in both us and our stockholders incurring significant U.S. federal income tax liabilities if taxing authorities conclude the distribution is taxable.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

We have a substantial amount of indebtedness. As of January 2, 2011, we had $263.5 million of outstanding indebtedness, including $87.3 million of term loan indebtedness under the senior credit facility, $165.0 million of 9% Senior Subordinated Notes due 2013 (the "Notes"), $10.1 million of lease financing obligations and $1.2 million of capital leases. Our senior credit facility initially totaled approximately $185.0 million, consisting of $120.0 million principal amount of term loan A borrowings maturing on March 9, 2013 (or earlier on September 30, 2012 if the Notes are not refinanced by June 30, 2012) and a $65.0 million revolving facility (including a sub limit of up to $25.0 million for letters of credit and up to $5.0 million for swingline loans), maturing on March 8, 2012. As a result, we are a highly leveraged company. This level of indebtedness could have important consequences, including the following:

- it will limit our ability to borrow money to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;
- a substantial portion of our operating cash flow will be dedicated to the repayment of our indebtedness and related interest, including indebtedness we may incur in the future;
- our interest expense would increase if interest rates in general increase because a substantial portion of our indebtedness, including all of our indebtedness under our senior credit facility, bears interest at floating rates;
- it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities including the development of new restaurants;
- we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
- it may make us more vulnerable to a downturn in our business, industry or the economy in general; and
- there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness, obtain additional financing as needed or refinance our current indebtedness.

Despite our substantial indebtedness, we may still incur significantly more debt, which could further exacerbate the risks described above.

Although covenants under our new senior credit facility and the Indenture governing the Notes limit our ability and the ability of our present and future restricted subsidiaries to incur additional indebtedness, the terms of our senior credit facility and the Indenture governing the Notes permit us to incur significant additional indebtedness, including unused availability under our revolving credit facility. As of January 2, 2011, we had $51.3 million available for additional revolving credit borrowings under our senior credit facility (after reserving for $13.7 million of letters of credit guaranteed by the facility), subject to compliance with customary borrowing conditions. In addition, neither the senior credit facility nor the Indenture governing the Notes prevent us from incurring obligations that do not constitute indebtedness as defined in those documents. To the extent that we incur additional indebtedness or other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt would increase.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash from our future operations and on our continued access to external sources of financing. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings under the senior credit facility or from other sources may not be available to us in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements. If we complete an acquisition, our debt service requirements could increase. A substantial portion of our indebtedness, including all of our indebtedness under the senior credit facility, bears interest at floating rates, and therefore if interest rates increase, our debt service requirements will increase. We may need to refinance or restructure all or a portion of our indebtedness on or before maturity. We may not be able to refinance or restructure any of our indebtedness, including the senior credit facility and the Notes, on commercially reasonable terms, or at all. If we cannot service or refinance or restructure our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our operations. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

In addition, upon the incurrence of specific kinds of change of control events, we must offer to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. We may not have sufficient funds available to make any required repurchases of the Notes, and restrictions under our senior credit facility may not allow that repurchase. If we fail to repurchase the Notes in that circumstance, we will be in default under the Indenture governing the Notes and, under cross-default clauses; we will also be in default under the senior credit facility. In addition, certain change of control events will constitute an event of default under the senior credit facility. A default under the senior credit facility could result in an event of default under the Indenture if the administrative agent or the lenders accelerate the debt under the senior credit facility. In the event of a default under our senior credit facility or the Indenture, the holders of the applicable indebtedness generally would be able to declare all of that indebtedness to be due and payable as described in the following risk factor. Upon the occurrence of a change of control we could seek to refinance the indebtedness under the senior credit facility and the Notes or obtain a waiver from the lenders or the note holders. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all, in which case we might be required to sell assets to satisfy our repayment obligations. Any future debt that we incur may also contain provisions requiring the repayments of that debt upon the occurrence of similar change of control events or restrictions on repayment of the Notes or borrowings under our senior credit facility upon a change of control.

Restrictive covenants in our senior credit facility and the Indenture governing the Notes may restrict our ability to operate our business and to pursue our business strategies; and defaults under our debt instruments may allow the lenders to declare borrowings due and payable.

Our senior credit facility and the Indenture governing the Notes limit our ability, among other things, to:

- incur additional indebtedness or issue preferred stock;
- pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments;
- sell assets, including capital stock of restricted subsidiaries;
- agree to limitations on our ability and the ability of our restricted subsidiaries to make distributions;
- enter into transactions with our subsidiaries and affiliates;
- incur liens;
- enter into new lines of business; and
- engage in consolidations, mergers or sales of substantially all of our assets.

In addition, our senior credit facility requires us to comply with various operational and other covenants and restricts our ability to prepay our subordinated indebtedness. Also, our senior credit facility requires us to maintain compliance with specified financial ratios, including fixed charge coverage, senior leverage and total leverage ratios (as such terms are defined in our senior credit facility). At January 2, 2011 we were in compliance with such covenants under our senior credit facility. However, our ability to comply with these ratios may be affected by events beyond our control. Any other debt instruments we enter into in the future may also have provisions similar to those described above.

The restrictions contained in the Indenture governing the Notes and our senior credit facility and in any other debt instruments we may enter into in the future could:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

As noted above, our ability to remain in compliance with agreements and covenants in our debt instruments depends upon our results of operations and may be affected by events beyond our control, including economic, financial and industry conditions. Accordingly, there can be no assurance that we will remain in compliance with those agreements and covenants.

In the event of a default under our senior credit facility or the Indenture and in any other debt instruments we may enter into in the future, the holders of the applicable indebtedness generally would be able to declare all of that indebtedness, together with accrued interest, to be due and payable. In addition, borrowings under our senior credit facility are secured by a pledge of all of the outstanding capital stock of Carrols and its material subsidiaries and, in the event of a default under that facility, the lenders generally would be entitled to seize the collateral. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Moreover, upon the occurrence of an event of default under our senior credit facility, the commitment of the lenders to make any further loans to us would be terminated. Any such actions or events could force us into bankruptcy and liquidation and we cannot provide any assurance that we could repay our obligations under our senior credit facility or the Notes or any other indebtedness we may incur in the future. Moreover, our assets and cash flow may not be sufficient to fully repay borrowings under our debt instruments, either upon maturity or if accelerated following a default. Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on our business.

We are highly dependent on the Burger King system and our ability to renew our franchise agreements with Burger King Corporation. The failure to renew our franchise agreements or Burger King's failure to compete effectively could materially adversely affect our results of operations.

Due to the nature of franchising and our agreements with BKC, our success is, to a large extent, directly related to the success of the nationwide Burger King system. In turn, the ability of the nationwide Burger King system to compete effectively depends upon the success of the management of the Burger King system and the success of its advertising programs and new products. We cannot assure you that Burger King will be able to compete effectively with other quick-service restaurants. As a result, any failure of Burger King to compete effectively would likely have a material adverse effect on our operating results.

Under each of our franchise agreements with BKC, we are required to comply with operational programs established by BKC. For example, our franchise agreements with BKC require that our restaurants comply with specified design criteria. In addition, BKC generally has the right to require us during the tenth year of a franchise agreement to remodel our restaurants to conform to the then-current image of Burger King, which may require the expenditure of considerable funds. In addition we may not be able to avoid adopting menu price discount promotions or permanent menu price decreases instituted by BKC that may be unprofitable.

Our franchise agreements typically have a 20-year term after which BKC's consent is required to receive a successor franchise agreement. Our franchise agreements with BKC that are set to expire over the next three years are as follows:

- 22 of our franchise agreements with BKC are due to expire in 2011;

- 16 of our franchise agreements with BKC are due to expire in 2012; and
- 10 of our franchise agreements with BKC are due to expire in 2013.

We cannot assure you that BKC will grant each of our future requests for successor franchise agreements, and any failure of BKC to renew our franchise agreements could adversely affect our operating results. In addition, as a condition of approval of a successor franchise agreement, BKC may require us to make capital improvements to particular restaurants to bring them up to Burger King current image standards, which may require us to incur substantial costs.

In addition, our franchise agreements with BKC do not give us exclusive rights to operate Burger King restaurants in any defined territory. Although we believe that BKC generally seeks to ensure that newly granted franchises do not materially adversely affect the operations of existing Burger King restaurants, we cannot assure you that franchises granted by BKC to third parties will not adversely affect any Burger King restaurants that we operate.

We may incur significant liability or reputational harm if claims are brought against us or against our franchisees.

We or our franchisees may be subject to complaints, regulatory proceedings or litigation from guests or other persons alleging food-related illness, injuries suffered in our premises or other food quality, health or operational concerns, including environmental claims. In addition, in recent years a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging, among other things, violations of federal and state law regarding workplace and employment matters, discrimination, harassment, wrongful termination and wage, rest break, meal break and overtime compensation issues and, in the case of quick service restaurants, alleging that they have failed to disclose the health risks associated with high-fat foods and that their marketing practices have encouraged obesity. We may also be subject to litigation or other actions initiated by governmental authorities, our employees and our franchisees, among others, based upon these and other matters. Adverse publicity resulting from such allegations or occurrences or alleged discrimination or other operating issues stemming from one of our locations, a number of our locations or our franchisees could adversely affect our business, regardless of whether the allegations are true, or whether we are ultimately held liable. Any cases filed against us could materially adversely affect us if we lose such cases and have to pay substantial damages or if we settle such cases. In addition, any such cases may materially and adversely affect our operations by increasing our litigation costs and diverting our attention and resources to address such actions. In addition, if a claim is successful, our insurance coverage may not cover or be adequate to cover all liabilities or losses and we may not be able to continue to maintain such insurance, or to obtain comparable insurance at a reasonable cost, if at all. If we suffer losses, liabilities or loss of income in excess of our insurance coverage or if our insurance does not cover such loss, liability or loss of income, there could be a material adverse effect on our results of operations. See Item 3. "Legal Proceedings."

Our franchisees could take actions that harm our reputation.

As of January 2, 2011, a total of 33 Pollo Tropical and Taco Cabana restaurants were owned and operated by our franchisees. We do not exercise control of the day-to-day operations of our franchisees. We expect our number of franchised restaurants to increase in the future as a result of our international franchising strategy for Pollo Tropical. While we attempt to ensure that franchisee-owned restaurants maintain the same high operating standards as our company-owned restaurants, one or more of these franchisees may fail to meet these standards. Any shortcomings at our franchisee-owned restaurants are likely to be attributed to our company as a whole and could adversely affect our reputation and damage our brands.

If the sale-leaseback market requires significantly higher yields, we may not enter into sale-leaseback transactions and as a result would not receive the related net proceeds.

From time to time, we sell our restaurant properties in sale-leaseback transactions. We historically have used, and intend to use, the net proceeds from such transactions to reduce outstanding debt and fund future capital expenditures for new restaurant development. However, the sale-leaseback market may cease to be a reliable source of additional cash flows for us in the future if capitalization rates become less attractive or other unfavorable market conditions develop. For example, should the sale-leaseback market require significantly higher yields (which may occur as interest rates rise), we may not enter into sale-leaseback transactions, which could adversely affect our ability to reduce outstanding debt and fund capital expenditures for future restaurant development.

Changes in consumer taste could negatively impact our business.

We obtain a significant portion of our revenues from the sale of hamburgers, chicken, various types of sandwiches, and Mexican and other ethnic foods. The quick-casual and quick-service restaurant segments are characterized by the frequent introduction of new products, often accompanied by substantial promotional campaigns and are subject to changing consumer preferences, tastes, and eating and purchasing habits. Our success depends on our ability to anticipate and respond to changing consumer preferences, tastes and dining and purchasing habits, as well other factors affecting the restaurant industry, including new market entrants and demographic changes. We may be forced to make changes in our menu items in order to respond to changes in consumer tastes or dining patterns, and we may lose customers who do not prefer the new menu items. In recent years, numerous companies in the quick-casual and quick-service restaurant segments have introduced products positioned to capitalize on the growing consumer preference for food products that are, or are perceived to be, promoting good health, nutritious, low in calories and low in fat content. If we do not or, in the case of our Burger King restaurants, if BKC does not, continually develop and successfully introduce new menu offerings that appeal to changing consumer preferences or if we do not timely capitalize on new products, our operating results could suffer. In addition, any significant event that adversely affects consumption of our products, such as cost, changing tastes or health concerns, could adversely affect our financial performance.

If a significant disruption in service or supply by any of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on our business.

Our financial performance is dependent on our continuing ability to offer fresh, quality food at competitive prices. If a significant disruption in service or supply by certain of our suppliers or distributors were to occur, it could create disruptions in the operations of our restaurants, which could have a material adverse effect on us.

For our Pollo Tropical and Taco Cabana restaurants, we have negotiated directly with local and national suppliers for the purchase of food and beverage products and supplies. Pollo Tropical and Taco Cabana restaurants' food and supplies are ordered from approved suppliers and are shipped via distributors to the restaurants. For our Pollo Tropical restaurants, Performance Food Group, Inc. serves as our primary distributor of food and paper products under an agreement that expires on May 15, 2012. Also for our Pollo Tropical restaurants Kelly Food Service serves as our primary distributor for chicken under an agreement that expires on December 31, 2011. We also currently rely on two suppliers under agreements that expire on December 31, 2011 as our suppliers of chicken for our Pollo Tropical restaurants. If both suppliers were unable to service us, this could lead to a material disruption of service or supply until a new supplier is engaged, which could have a material adverse effect on our business.

For our Taco Cabana restaurants, SYGMA Network, Inc. serves as our primary distributor of food and beverage products and supplies under a distribution services agreement that expires on June 30, 2014. With respect to our distributors for our Pollo Tropical and Taco Cabana restaurants, if any of our distributors is unable to service us, this could lead to a material disruption of service or supply until a new distributor is engaged, which could have a material adverse effect on our business.

For our Burger King restaurants, we are a member of a national purchasing cooperative, Restaurant Services, Inc., which serves as the purchasing agent for approved distributors to the Burger King system. We are required to purchase all of our foodstuffs, paper goods and packaging materials from BKC-approved suppliers for our Burger King restaurants. We currently utilize three distributors, Maines Paper & Food Service, Inc., Reinhart Food Service L.L.C. and MBM Food Service Inc., to supply our Burger King restaurants with the majority of their foodstuffs in various geographical areas and, as of January 2, 2011, such distributors supplied 65%, 31% and 4%, respectively of our Burger King restaurants. Although we believe that we have alternative sources of supply available to our Burger King restaurants, in the event any distributors or suppliers for our Burger King restaurants are unable to service us, this could lead to a disruption of service or supply at our Burger King restaurants until a new distributor or supplier is engaged, which could have an adverse effect on our business.

If labor costs increase, we may not be able to make a corresponding increase in our prices and our operating results may be adversely affected.

Wage rates for a substantial number of our employees are above the federal and or state minimum wage rates. As federal and/or state minimum wage rates increase, we may need to increase not only the wage rates of our minimum wage employees but also the wages paid to the employees at wage rates which are above the minimum wage, which will increase our costs. To the extent that we are not able to raise our prices to compensate for increases in wage rates, including increases in state unemployment insurance costs, this could have a material adverse effect on our operating results.

The efficiency and quality of our competitors' advertising and promotional programs and the extent and cost of our advertising could have a material adverse effect on our results of operations and financial condition.

If our competitors increase spending on advertising and promotion, or the cost of television or radio advertising increases, or our advertising and promotions are less effective than our competitors', there could be a material adverse effect on our results of operations and financial condition. The success of our Burger King restaurants also depends upon the effectiveness of the advertising campaigns and promotions by BKC.

Newly developed restaurants may reduce sales at our neighboring restaurants.

We intend to continue to open restaurants in our existing markets served by our Pollo Tropical and Taco Cabana restaurants. To the extent that we open a new restaurant in the vicinity of one or more of our existing restaurants, it is possible that some of the customers who previously patronized those existing restaurants may choose to patronize the new restaurant instead, reducing sales at those existing restaurants. Accordingly, to the extent we open new restaurants in our existing markets; sales at some of our existing restaurants in those markets may decline.

Our business is regional and we therefore face risks related to reliance on certain markets.

As of January 2, 2011, excluding our franchised locations, all but five of our Pollo Tropical restaurants were located in Florida and all but six of our Taco Cabana restaurants were located in Texas. Also, as of January 2, 2011, approximately 65% of our Burger King restaurants were located in New York and Ohio. Therefore, the economic conditions, state and local government regulations, weather conditions or other conditions affecting Florida, Texas, New York and Ohio and the tourism industry affecting Florida may have a material impact on the success of our restaurants in those locations.

Many of our restaurants are located in regions that may be susceptible to severe weather conditions. As a result, adverse weather conditions in any of these areas could damage these restaurants, result in fewer guest visits to these restaurants and otherwise have a material adverse impact on our business. For example, our Florida and Texas restaurants are susceptible to hurricanes and other severe tropical weather events and many of our Burger King restaurants, and most recently our Taco Cabana restaurants, are located in areas that can experience severe winter weather.

We cannot assure you that the current locations of our existing restaurants will continue to be economically viable or that additional locations will be acquired at reasonable costs.

The location of our restaurants has significant influence on their success. We cannot assure you that current locations will continue to be economically viable or that additional locations can be acquired at reasonable costs. In addition, the economic environment where restaurants are located could decline in the future, which could result in reduced sales in those locations. We cannot assure you that new sites will be profitable or as profitable as existing sites.

The loss of the services of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Our success depends to a large extent upon the continued services of our senior management who have substantial experience in the restaurant industry. We believe that it could be difficult to replace our senior management with individuals having comparable experience. Consequently, the loss of the services of members of our senior management could have a material adverse effect on our business, financial condition or results of operations.

Government regulation could adversely affect our financial condition and results of operations.

We are subject to extensive laws and regulations relating to the development and operation of restaurants, including regulations relating to the following:

- zoning;
- requirements relating to labeling of caloric and other nutritional information on menu boards, advertising and food packaging;
- the preparation and sale of food;
- liquor licenses which allow us to serve alcoholic beverages at our Taco Cabana restaurants and at select Pollo Tropical restaurant locations;
- employer/employee relationships, including minimum wage requirements, overtime, working and safety conditions, and citizenship requirements;
- health care;
- federal and state laws that prohibit discrimination and laws regulating design and operation of facilities, such as the Americans With Disabilities Act of 1990; and
- federal and state regulations governing the operations of franchises, including rules promulgated by the Federal Trade Commission.

In the event that legislation having a negative impact on our business is adopted, it could have a material adverse impact on us. For example, substantial increases in the minimum wage or state or Federal unemployment taxes could adversely affect our financial condition and results of operations. Local zoning or building codes or regulations and liquor license approvals can cause substantial delays in our ability to build and open new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations. Any failure to obtain and maintain required licenses, permits and approvals could adversely affect our operating results.

We are assessing the various provisions of the comprehensive federal health care reform law enacted in 2010, including the impact on our business of this new law as it become effective. There are no assurances that a combination of cost management and menu price increases can accommodate all of the potential increased costs associated with these regulations.

If one of our employees sells alcoholic beverages to an intoxicated or minor patron, we may be liable to third parties for the acts of the patron.

We serve alcoholic beverages at our Taco Cabana restaurants and at select Pollo Tropical restaurant locations and are subject to the "dram-shop" statutes of the jurisdictions in which we serve alcoholic beverages. "Dram-shop" statutes generally provide that serving alcohol to an intoxicated or minor patron is a violation of the law.

In most jurisdictions, if one of our employees sells alcoholic beverages to an intoxicated or minor patron we may be liable to third parties for the acts of the patron. We cannot guarantee that those patrons will not be served or that we will not be subject to liability for their acts. Our liquor liability insurance coverage may not be adequate to cover any potential liability and insurance may not continue to be available on commercially acceptable terms or at all, or we may face increased deductibles on such insurance. Any increase in the number or size of "dram-shop" claims could have a material adverse effect on us as a result of the costs of defending against such claims; paying deductibles and increased insurance premium amounts; implementing improved training and heightened control procedures for our employees; and paying any damages or settlements on such claims.

Federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials could expose us to liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. We own and lease numerous parcels of real estate on which our restaurants are located.

Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by governmental agencies or courts of law that could adversely affect our operations. Also, if contamination is discovered on properties owned or operated by us, including properties we owned or operated in the past, we can be held liable for severe penalties and costs of remediation. These penalties could adversely affect our results of operations.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

Our leases generally have initial terms of 20 years, and typically provide for renewal options in five year increments as well as for rent escalations. Generally, our leases are "net" leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our monetary obligations under the applicable lease including, among other things, paying all amounts due for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close restaurants in desirable locations.

We may, in the future, seek to pursue acquisitions and we may not find restaurant companies that are suitable acquisition candidates or successfully operate or integrate any restaurant companies we may acquire.

We may in the future seek to acquire other restaurant chains or additional Burger King restaurants from other Burger King franchisees. Although we believe that opportunities for future acquisitions may be available from time to time, increased competition for acquisition candidates exists and may continue in the future. Consequently, there may be fewer acquisition opportunities available to us as well as higher acquisition prices. There can be no assurance that we will be able to identify, acquire, manage or successfully integrate acquired restaurant companies without substantial costs, delays or operational or financial problems. In the event we are able to acquire other restaurant companies, the integration and operation of the acquired restaurants may place significant demands on our management, which could adversely affect our ability to manage our existing restaurants. We also face the risk that our existing systems, procedures and financial controls will be inadequate to support any restaurant chains we may acquire and that we may be unable to successfully integrate the operations and financial systems of any chains we may acquire with our own systems. While we may evaluate and discuss potential acquisitions from time to time, we currently have no understandings, commitments or agreements with respect to any acquisitions. We may be required to obtain additional financing to fund future acquisitions. There can be no assurance that we will be able to obtain additional financing on acceptable terms or at all. Both the senior credit facility and the Indenture governing the Notes contain restrictive covenants that may prevent us from incurring additional debt or acquiring additional restaurant chains. In addition, in the event we refinance such indebtedness, the terms of the new indebtedness would likely contain restrictive covenants similar to covenants under our current senior credit facility and Indenture.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Pollo Tropical name and logo and Taco Cabana name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

The market price of our common stock may be highly volatile or may decline regardless of our operating performance.

The trading price of our common stock may fluctuate substantially. The price of our common stock that will prevail in the market may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause a loss of all or part of an investment in our common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of companies generally or restaurant companies (including BKC) in particular;
- actual or anticipated variations in the earnings or operating results of our company or our competitors;
- actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock or the stock of other companies in our industry;
- market conditions or trends in our industry and the economy as a whole;
- announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction, including without limitation, our recent announcement of our intention to pursue the spin-off of our Hispanic Brand businesses to our stockholders;
- announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

- capital commitments;
- our ability to refinance our indebtedness (in contemplation of the proposed spin-off transaction or otherwise) on acceptable terms or at all;
- changes in accounting principles;
- additions or departures of key personnel; and
- sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers.

In addition, if the market for restaurant company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry (including BKC) or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

The concentrated ownership of our capital stock by insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors and Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC (collectively referred to as the "JCP Group") together beneficially own approximately 43.7% of our common stock outstanding. In particular, the JCP Group, our largest stockholder, collectively beneficially own approximately 30.3% of our outstanding common stock, based on shares outstanding as of February 25, 2011. In addition, our executive officers and directors (excluding directors affiliated with the JCP Group) together beneficially own approximately 13.4% of our common stock outstanding, based on shares outstanding as of February 25, 2011. As a result, our executive officers, directors and the JCP Group, if they act as a group, will be able to significantly influence matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. The directors will have the authority to make decisions affecting our capital structure, including the issuance of additional debt and the declaration of dividends. The JCP Group may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately depress the market price of our common stock.

We do not expect to pay any cash dividends for the foreseeable future, and the Indenture governing the Notes and the senior credit facility limit Carrols' ability to pay dividends to us and consequently our ability to pay dividends to our stockholders.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. The absence of a dividend on our common stock may increase the volatility of the market price of our common stock or make it more likely that the market price of our common stock will decrease in the event of adverse economic conditions or adverse developments affecting our company. We are a holding company and conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we would need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The Indenture governing the Notes and the senior credit facility limit, and the debt instruments that we and our subsidiaries may enter into in the future may limit the ability of Carrols and its subsidiaries to pay dividends to us and our ability to pay dividends to our stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We cannot assure you that these analysts will publish research or reports about us or that any analysts that do so will not discontinue publishing research or reports about us in the future. If one or more analysts who cover us downgrade our stock, our stock price could decline rapidly. If analysts do not publish reports about us or if one or more analysts cease coverage of our stock, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our restated certificate of incorporation and amended and restated bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- require that special meetings of our stockholders be called only by our board of directors or certain of our officers, thus prohibiting our stockholders from calling special meetings;
- deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;
- authorize the issuance of "blank check" preferred stock that our board could issue to dilute the voting and economic rights of our common stock and to discourage a takeover attempt;
- provide that approval of our board of directors or a supermajority of stockholders is necessary to make, alter or repeal our amended and restated bylaws and that approval of a supermajority of stockholders is necessary to amend, alter or change certain provisions of our restated certificate of incorporation;
- establish advance notice requirements for stockholder nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings;
- divide our board into three classes of directors, with each class serving a staggered 3-year term, which generally increases the difficulty of replacing a majority of the directors;
- provide that directors only may be removed for cause by a majority of the board or by a supermajority of our stockholders; and
- require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

As of January 2, 2011, we owned or leased the following restaurant properties:

	Owned	Leased(1)	Total(2)
Restaurants:			
Pollo Tropical	5	86	91
Taco Cabana	7	148	155
Burger King	9	296	305
Total operating restaurants	21	530	551

(1) Includes 15 restaurants located in mall shopping centers, four in-line or storefront locations and six co-branded locations.

(2) Excludes restaurants operated by our Pollo Tropical and Taco Cabana franchisees. In addition, as of January 2, 2011, we had three restaurants under construction, eight properties leased to third parties and eight properties available for sale or lease.

As of January 2, 2011, we leased 95% of our Pollo Tropical restaurants, 95% of our Taco Cabana restaurants and 97% of our Burger King restaurants. We typically enter into leases (including renewal options) ranging from 20 to 40 years. The average remaining term for all leases, including options, was approximately 25 years at January 2, 2011. Generally, we have been able to renew leases, upon or prior to their expiration, at the prevailing market rates, although there can be no assurance that this will continue to occur.

Most of our Burger King restaurant leases are coterminous with the related franchise agreements. We believe that we generally will be able to renew, at commercially reasonable rates, the leases whose terms expire prior to the expiration of that location's Burger King franchise agreement, although there can be no assurance that this will occur.

Most leases require us to pay utility and water charges and real estate taxes. Certain leases also require contingent rentals based upon a percentage of gross sales of the particular restaurant that exceed specified minimums. In some of our mall locations, we are also required to pay certain other charges such as a pro rata share of the mall's common area maintenance costs, insurance and security costs.

In addition to the restaurant locations set forth under Item 1. "Business—Restaurant Locations", we own a building with approximately 25,300 square feet at 968 James Street, Syracuse, New York, which houses our executive offices and most of our administrative operations for our Burger King restaurants. We lease five small regional offices that support the management of our Burger King restaurants. We also lease approximately 13,500 square feet at 7300 North Kendall Drive, 8th Floor, Miami, Florida, which houses most of our administrative operations for our Pollo Tropical restaurants. In addition, we lease approximately 17,700 square feet of office space at 8918 Tesoro Drive, Suite 200, San Antonio, Texas, which houses most of our administrative operations for our Taco Cabana restaurants.

ITEM 3. LEGAL PROCEEDINGS

On November 16, 1998, the Equal Employment Opportunity Commission ("EEOC") filed suit in the United States District Court for the Northern District of New York (the "Court"), under Title VII of the Civil Rights Act of 1964, as amended, against Carrols. The complaint alleged that Carrols engaged in a pattern or practice of unlawful discrimination, harassment and retaliation against former and current female employees. The EEOC ultimately attempted to present evidence of 511 individuals that it believed constituted the "class" of claimants for which it was seeking monetary and injunctive relief from Carrols. On April 20, 2005, the Court issued a decision and order granting Carrols' Motion for Summary Judgment that it filed in January 2004, dismissing the EEOC's pattern or practice claim. Carrols then moved for summary judgment against the claims of the 511 individual claimants. On March 2, 2011, the Court issued a decision and order granting summary judgment against the claims of all but 131 of the 511 individual claimants and dismissed 380 of the individual claimants from the case. Both the EEOC and Carrols have since filed motions for reconsideration in part of the Court's March 2, 2011, decision and order, as a result of which the number of surviving claimants may increase to as many as 184 or decrease to as few as four. It is not possible to predict the outcome of these motions at this time.

Subject to possible appeal by the EEOC, the EEOC's pattern or practice claim is dismissed; however, the Court has yet to determine how the claims of the individual claimants ultimately determined to survive will proceed. Although we believe that the EEOC's continued class litigation argument is without merit, it is not possible to predict the outcome of that matter on an appeal, if one is taken. We do not believe that any of the remaining individual claims would have a material adverse impact on our consolidated financial statements.

We are a party to various other litigation matters incidental to the conduct of our business. We do not believe that the outcome of any of these other matters will have a material adverse effect on our consolidated financial statements.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Market under the symbol "TAST". The common stock has been quoted on the NASDAQ Global Market since December 15, 2006. On February 25, 2011, there were 21,641,071 shares of our common stock outstanding held by 681 holders of record. This excludes persons whose shares are held by a brokerage house or clearing agency. The closing price of our common stock on February 25, 2011 was $7.85.

The following table sets for the range of high and low closing prices of our common stock for the periods indicated, as reported by the NASDAQ Global Market:

	Common Stock Price	
	High	Low
Year Ended January 2, 2011		
First Quarter	$7.32	$6.10
Second Quarter	7.99	4.46
Third Quarter	5.42	4.00
Fourth Quarter	7.83	5.23
Year Ended January 3, 2010		
First Quarter	$3.60	$2.37
Second Quarter	7.50	3.62
Third Quarter	8.15	6.46
Fourth Quarter	7.79	6.36

Dividends

We did not pay any cash dividends during the fiscal years 2010 or 2009. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds to fund the development and growth of our business. In addition, we are a holding company and conduct all of our operations through our direct and indirect subsidiaries. As a result, for us to pay dividends, we need to rely on dividends or distributions to us from Carrols and indirectly from subsidiaries of Carrols. The Indenture governing the Notes and our senior credit facility limit, and debt instruments that we and our subsidiaries may enter into in the future may limit the ability of Carrols and its subsidiaries to pay dividends to us and our ability to pay dividends to our stockholders.

Stock Performance Graph

The following graph compares, from December 15, 2006 (the date on which our common stock began trading on The NASDAQ Global Market), the cumulative total stockholder return on our common stock with the cumulative total returns of The NASDAQ Composite Index and a peer group, The S&P Small Cap Restaurant Index. We have elected to use the S&P Small Cap Restaurant Index in compiling our stock performance graph because we believes the S&P Small Cap Restaurant Index represents a comparison to competitors with similar market capitalization as us.

The initial public offering price of our common stock in the IPO was $13.00 and the closing price of our common stock on December 15, 2006 was $15.20. The following graph is based upon the closing price of our common stock from December 15, 2006 through December 31, 2010.

COMPARISON OF 4 YEAR CUMULATIVE TOTAL RETURN*

Among Carrols Restaurant Group, Inc., The NASDAQ Composite Index And S&P SmallCap 600 Restaurants


$140
$120
$100
$80
$60
$40
$20
$0
Carrols Restaurant Group, Inc.
NASDAQ Composite
S&P SmallCap 600 Restaurants

*$100 invested on 12/15/06 in stock or 11/30/06 in index, including reinvestment of dividends. Fiscal year ending December 31.

	12/15/06	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Carrols Restaurant Group, Inc.	$100.00	$ 93.29	$ 63.03	$17.76	$46.51	$ 48.82
NASDAQ Composite	$100.00	$ 99.71	$111.25	$65.83	$95.59	$112.37
S&P SmallCap 600 Restaurants	$100.00	$101.05	$ 73.95	$48.99	$68.91	$ 92.76

ITEM 6. SELECTED FINANCIAL DATA

December 2006 IPO

In December 2006, we and certain selling stockholders completed an IPO of 5,666,666 and 5,333,334 shares of our common stock, respectively (the latter of which included 1,000,000 shares sold upon the underwriters' exercise of its over-allotment option), at an initial public offering price of $13.00 per share. We received net proceeds of approximately $65.4 million from the sale of shares of our common stock in the offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We contributed the net proceeds from the IPO to Carrols, which used such funds to repay approximately $68.0 million principal amount of term loan borrowings under our prior senior credit facility.

The following table sets forth our selected consolidated financial data derived from our audited consolidated financial statements for each of the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The information in the following table should be read together with our consolidated financial statements and accompanying notes as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included under Item 7 of this report. These historical results are not necessarily indicative of the results to be expected in the future. Our fiscal years ended December 31, 2006, 2007, 2008 and 2010 each contained 52 weeks. Our fiscal year ended December 31, 2009 contained 53 weeks. The amounts in the table below reflect rounding adjustments.

The difference between the consolidated financial statements of Carrols Restaurant Group and Carrols is primarily due to additional rent expense of approximately $6,000 per year for Carrols Restaurant Group and the composition of stockholders' equity.

	Year Ended December 31,				
	2006	2007	2008	2009	2010
	(Dollar amounts in thousands, except share and per share data)				
Statements of operations data:					
Revenues:					
Restaurant sales	$ 750,069	$ 788,065	$ 814,893	$ 814,534	$ 794,611
Franchise royalty revenues and fees	1,357	1,344	1,434	1,606	1,533
Total revenues	751,426	789,409	816,327	816,140	796,144
Costs and expenses:					
Cost of sales	210,299	225,945	244,816	237,446	240,635
Restaurant wages and related expenses (1)	218,797	231,735	236,215	239,553	235,075
Restaurant rent expense	37,768	44,122	46,686	49,709	48,578
Other restaurant operating expenses	111,101	115,792	123,278	117,761	114,643
Advertising expense	27,692	30,941	31,329	31,172	30,362
General and administrative (1)	49,756	52,633	52,663	51,851	51,021
Depreciation and amortization	33,534	31,777	32,436	32,520	32,459
Impairment and other lease charges	1,019	2,169	5,521	2,771	7,323
Other income (2)	(2,787)	(1,150)	(580)	(720)	(444)
Total operating expenses	687,179	733,964	772,364	762,063	759,652
Income from operations	64,247	55,445	43,963	54,077	36,492
Interest expense	44,262	31,439	28,033	19,638	18,805
Loss (gain) on extinguishment of debt	—	1,485	(4,368)	—	—
Income before income taxes	19,985	22,521	20,298	34,439	17,687
Provision for income taxes	6,561	7,468	7,546	12,604	5,771
Net income	$ 13,424	$ 15,053	$ 12,752	$ 21,835	$ 11,916
Per share data (3):					
Basic net income per share	$ 0.83	$ 0.70	$ 0.59	$ 1.01	$ 0.55
Diluted net income per share	$ 0.83	$ 0.70	$ 0.59	$ 1.00	$ 0.55
Weighted average shares outstanding (3):					
Basic net income per share	16,152,060	21,551,850	21,573,500	21,594,366	21,620,550
Diluted net income per share	16,152,330	21,559,239	21,575,773	21,768,683	21,835,417

	Year Ended December 31,				
	2006	2007	2008	2009	2010
	(dollar amounts in thousands)				
Other financial data:					
Net cash provided from operating activities	$ 48,755	$ 54,955	$ 44,646	$ 60,688	$ 46,748
Total capital expenditures	45,139	55,818	62,408	36,944	37,047
Net cash used for investing activities	10,439	45,295	47,647	30,369	28,340
Net cash used for financing activities	43,708	6,203	996	29,316	19,666
Operating Data:					
Total company-owned restaurants (at end of period)	547	553	560	559	551
Pollo Tropical:					
Company-owned restaurants (at end of period)	76.0	84.0	91.0	91.0	91.0
Average number of company-owned restaurants	71.7	79.6	87.5	90.8	90.5
Revenues:					
Restaurant sales	$153,062	$167,458	$173,979	$176,525	$186,045
Franchise royalty revenues and fees	1,145	1,097	1,145	1,315	1,248
Total revenues	154,207	168,555	175,124	177,840	187,293
Average annual sales per company-owned restaurant (4)	2,135	2,104	1,988	1,911	2,056
Adjusted Segment EBITDA (5)(8)	28,422	28,524	23,222	26,228	30,300
Adjusted Segment EBITDA margin (6)	18.4%	16.9%	13.3%	14.7%	16.2%
Change in comparable company-owned restaurant sales (7)	3.2%	1.4%	(1.0%)	(1.3%)	7.4%
Taco Cabana:					
Company-owned restaurants (at end of period)	143	147	154	156	155
Average number of company-owned restaurants	138.8	144.2	149.9	154.6	155.6
Revenues:					
Restaurant sales	$228,092	$238,860	$249,365	$253,989	$251,493
Franchise royalty revenues and fees	212	247	289	291	285
Total revenues	228,304	239,107	249,654	254,280	251,778
Average annual sales per company-owned restaurant (4)	1,643	1,656	1,664	1,607	1,616
Adjusted Segment EBITDA (5)(9)	33,494	30,407	28,934	31,006	27,425
Adjusted Segment EBITDA margin (6)	14.7%	12.7%	11.6%	12.2%	10.9%
Change in comparable company-owned restaurant sales (7)	1.7%	0.2%	0.0%	(3.7%)	0.3%
Burger King:					
Restaurants (at end of period)	328	322	315	312	305
Average number of restaurants	331.2	325.0	319.3	313.2	307.3
Restaurant sales	$368,915	$381,747	$391,549	$384,020	$357,073
Average annual sales per restaurant (4)	1,114	1,175	1,226	1,206	1,162
Adjusted Segment EBITDA (5)(10)	34,177	30,848	31,123	32,825	19,756
Adjusted Segment EBITDA margin (6)	9.3%	8.1%	7.9%	8.5%	5.5%
Change in comparable restaurant sales (7)	4.2%	4.6%	3.5%	(2.6%)	(4.3%)
Balance sheet data (at end of period):					
Total assets	$452,859	$465,558	$450,198	$439,977	$426,302
Working capital	(30,546)	(33,112)	(41,570)	(40,170)	(39,646)
Debt:					
Senior and senior subordinated debt	$298,400	$300,000	$300,000	$271,900	$252,250
Capital leases	1,509	1,283	1,295	1,193	1,202
Lease financing obligations	58,571	52,689	14,859	9,999	10,061
Total debt	$358,480	$353,972	$316,154	$283,092	$263,513
Stockholders' equity (deficit)	$(25,767)	$ (6,835)	$ 8,459	$ 31,404	$ 44,907

(1) Restaurant wages and related expenses include stock-based compensation expense of $6 for 2006, $228 for 2007, $233 for 2008, $215 for 2009 and $50 for 2010. General and administrative expenses include stock-based compensation expense for the year ended December 31, 2006, 2007, 2008, 2009 and 2010 of $74, $1,310, $1,706, $1,196 and $1,601, respectively.

(2) Other income in 2010 relates to a property insurance recovery from a fire at a Burger King restaurant. Other income in 2009 includes a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants damaged during Hurricane Ike, a gain of $0.2 million related to the sale of a non-operating property and a loss of $0.1 million associated with a sale-leaseback of a restaurant property. Other income in 2008 includes gains of $0.1 million related to the sale of a Taco Cabana restaurant property and $0.5 million

related to insurance recovery for damages to a Taco Cabana restaurant property in Galveston, Texas during Hurricane Ike. Other income in 2007 in includes gains of $1.2 million related to the sale of one Taco Cabana property and two non-operating Burger King properties. Other income in 2006 includes gains of $1.4 million related to the sale of a Pollo Tropical leasehold and $1.4 million from a reduction in certain reserves of $1.1 million related to a restructuring charge in 2001 and a reduction in lease liability reserves of $0.3 million for such locations due to an increase in estimates for future sublease income. See Note 9 to the consolidated financial statements.

(3) In December 2006, the Company and certain selling stockholders completed the IPO of 5,666,666 and 5,333,334 shares of our common stock, respectively (the latter of which included 1,000,000 shares sold upon the underwriters' exercise of its over-allotment option), at an initial public offering price of $13.00 per share. In connection with and prior to the IPO, we effected an 11.288 for one stock split on December 8, 2006. Net income per share is based on shares of our common stock and dilutive options and also gives effect to the stock split on a retroactive basis. Basic and diluted net income per share amounts for periods prior to 2006 do not reflect the additional shares issued in our IPO.

(4) Average annual sales per restaurant are derived by dividing restaurant sales for such year for the applicable segment by the average number of company-owned and operated restaurants for the applicable segment for such year. For comparative purposes, the calculation of average annual sales per restaurant is based on a 52-week year. 2009 was a 53-week fiscal year. For purposes of calculating average annual sales per restaurant for 2009, we have excluded restaurant sales data for the extra week of 2009.

(5) Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock based compensation expense, other income and gains and losses on extinguishment of debt. The calculation of Adjusted Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to our Burger King segment, as well as the expenses associated with administrative support for all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. See Note 12 to our Consolidated Financial Statements.

(6) Adjusted Segment EBITDA margin means Adjusted Segment EBITDA as a percentage of the total revenues of the applicable segment.

(7) Restaurants are included in comparable restaurant sales after they have been open for 12 months for our Burger King restaurants and 18 months for our Pollo Tropical and Taco Cabana restaurants. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. 2009 was a 53-week fiscal year. For purposes of calculating the changes in comparable restaurant sales, we have excluded restaurant sales data for the extra week of 2009.

(8) Includes general and administrative expenses related directly to our Pollo Tropical segment of approximately $9.0 million, $9.9 million, $11.3 million, $10.3 million and $12.0 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(9) Includes general and administrative expenses related directly to our Taco Cabana segment of approximately $11.6 million, $11.1 million, $11.6 million, $11.4 million and $10.7 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(10) Includes general and administrative expenses related directly to our Burger King segment as well as expenses associated with administrative support to all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions. All of such expenses totaled approximately $29.1 million, $30.3 million, $28.1 million, $28.9 million and $26.6 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this Annual Report on Form 10-K, we refer to Carrols Restaurant Group, Inc. as "Carrols Restaurant Group" and, together with its consolidated subsidiaries, as "we", "our" and "us" unless otherwise indicated or the context otherwise requires. Any reference to "Carrols" refers to our wholly-owned subsidiary, Carrols Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires. This combined Annual Report on Form 10-K is filed by both Carrols Restaurant Group and its wholly owned subsidiary, Carrols.

We use a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008 will be referred to as the years ended December 31, 2010, 2009 and 2008, respectively. The year ended December 31, 2009 consisted of 53 weeks. The years ended December 31, 2010 and 2008 each consisted of 52 weeks.

Introduction

Carrols Restaurant Group is a holding company and conducts all of its operations through its direct and indirect subsidiaries and has no assets other than the shares of capital stock of Carrols, its direct wholly-owned subsidiary. The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") relates to the consolidated financial statements of Carrols Restaurant Group and the consolidated financial statements for Carrols presented in Item 8.

The difference between the consolidated financial statements of Carrols Restaurant Group and Carrols is primarily due to additional rent expense of approximately $6,000 per year for Carrols Restaurant Group and the composition of stockholders' equity.

The following MD&A is written to help the reader understand our company. The MD&A is provided as a supplement to, and should be read in conjunction with, the Consolidated Financial Statements and the accompanying financial statement notes of each of Carrols Restaurant Group and Carrols appearing elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2010. The overview provides our perspective on the individual sections of MD&A, which include the following:

Company Overview—a general description of our business and our key financial measures.

Recent and Future Events Affecting Our Results of Operations—a description of recent events that affect, and future events that may affect, our results of operations.

Executive Summary—an executive review of our performance for the year ended December 31, 2010.

Results of Operations—an analysis of our results of operations for the years ended December 31, 2010, 2009 and 2008 including a review of the material items and known trends and uncertainties.

Liquidity and Capital Resources—an analysis of historical information regarding our sources of cash and capital expenditures, the existence and timing of commitments and contingencies, changes in capital resources and a discussion of cash flow items affecting liquidity.

Application of Critical Accounting Policies—an overview of accounting policies requiring critical judgments and estimates.

Effects of New Accounting Standards—a discussion of new accounting standards and any implications related to our financial statements.

Forward Looking Statements—cautionary information about forward-looking statements and a description of certain risks and uncertainties that could cause our actual results to differ materially from our historical results or our current expectations or projections.

Company Overview

We are one of the largest restaurant companies in the United States operating three restaurant brands in the quick-casual and quick-service restaurant segments with 551 restaurants located in 16 states as of January 2, 2011. We have been operating restaurants for more than 45 years. We own and operate two Hispanic restaurant brands, Pollo Tropical and Taco Cabana (together referred to by us as our Hispanic Brands), which we acquired in 1998 and 2000, respectively. We are also the largest Burger King franchisee, based on the number of restaurants, and have operated Burger King restaurants since 1976. As of January 2, 2011, our company-owned restaurants included 91 Pollo Tropical restaurants and 155 Taco Cabana restaurants, and we operated 305 Burger King restaurants under franchise agreements. We are franchising our Pollo Tropical restaurants and as of January 2, 2011 we had 29 franchised restaurants located in Puerto Rico, Ecuador, Honduras, Trinidad, the Bahamas and on college campuses in Florida. Although we are not actively franchising our Taco Cabana restaurants, we had four Taco Cabana franchised restaurants at January 2, 2011 located in the United States. We believe that the diversification and strength of our restaurant brands as well as the geographic dispersion of our restaurants provide us with stability and enhanced growth opportunities. For the years ended December 31, 2010, 2009 and 2008, we had total revenues of $796.1 million, $816.1 million and $816.3 million, respectively.

The following is an overview of the key financial measures discussed in our results of operations:

- *Restaurant sales* consist of food and beverage sales, net of discounts, at our company-owned and operated restaurants. Restaurant sales are influenced by menu price increases, new restaurant openings, closures of restaurants and changes in comparable restaurant sales. Restaurants are included in comparable restaurant sales after they have been open for 12 months for our Burger King restaurants and 18 months for our Pollo Tropical and Taco Cabana restaurants. For comparative purposes, the calculation of the changes in comparable restaurant sales is based on a 52-week year. 2009 was a 53-week fiscal year. For purposes of calculating the changes in comparable restaurant sales, we have excluded restaurant sales data for the extra week of 2009.
- *Cost of sales* consists of food, paper and beverage costs including packaging costs, less purchase discounts. Cost of sales is generally influenced by changes in commodity costs, the sales mix of items sold and the effectiveness of our restaurant-level controls to manage food and paper costs. Key commodities for our Pollo Tropical and Taco Cabana restaurants, including chicken and beef, are generally purchased under contracts for future periods up to one year.
- *Restaurant wages and related expenses* include all restaurant management and hourly productive labor costs, employer payroll taxes, restaurant-level bonuses and related benefits. Payroll and related benefits are subject to inflation, including minimum wage increases and increased costs for health insurance, workers' compensation insurance and state unemployment insurance.
- *Restaurant rent expense* includes base rent and contingent rent on our leases characterized as operating leases, reduced by the amortization of gains on sale-leaseback transactions.
- *Other restaurant operating expenses* include all other restaurant-level operating costs, the major components of which are royalty expenses for our Burger King restaurants, utilities, repairs and maintenance, real estate taxes and credit card fees.
- *Advertising expense* includes all promotional expenses including television, radio, billboards and other media for our Hispanic Brand restaurants and advertising payments based on a percentage of sales as required under our franchise agreements for our Burger King restaurants.
- *General and administrative expenses* are comprised primarily of (1) salaries and expenses associated with corporate and administrative functions that support the development and operations of our restaurants, (2) legal, auditing and other professional fees and (3) stock-based compensation expense.
- *Adjusted Segment EBITDA*, which is the measure of segment profit or loss used by our chief operating decision maker for purposes of allocating resources to our segments and assessing their performance, is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and expense and gains and losses on the extinguishment of debt. Adjusted Segment EBITDA may not be necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Adjusted Segment EBITDA for our Burger King restaurants includes general and administrative expenses related directly to the Burger King segment as well as the expenses associated with administrative support to all three of our segments including executive management, information systems and certain accounting, legal and other administrative functions.
- *Depreciation and amortization* primarily includes the depreciation of fixed assets, including equipment, owned buildings and leasehold improvements utilized in our restaurants, depreciation of assets under lease financing obligations and the amortization of Burger King franchise rights and franchise fees.
- *Interest expense* consists primarily of interest expense associated with the Notes, borrowings under our senior credit facility, amortization of deferred financing costs and imputed interest expense on leases entered into in connection with sale-leaseback transactions which are accounted for as lease financing obligations. Interest expense also includes any gains and losses from the settlement of lease financing obligations. Interest on borrowings under our senior credit facility is generally based on LIBOR plus a current margin of 1.0% or prime as we designate. Consequently, changes in LIBOR rates or prime will impact our interest expense.

Recent and Future Events Affecting our Results of Operations

Spin-off of Hispanic Brands

On February 24, 2011 we announced our intention to pursue splitting our business into two separate, publicly-traded companies through the tax-free spin-off of our Hispanic Brands to our stockholders. The company to be spun off would operate our Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group would continue to own and operate our franchised Burger King restaurants.

We are developing detailed plans for the proposed spin-off. The separation plan, including transaction structure, timing, composition of senior management and the boards of directors, capital structure and other matters, will be subject to approval by our Board of Directors, customary regulatory and other approvals and the receipt of a favorable IRS tax ruling, among other things.

We believe that the separation will enable each company to better focus on its respective opportunities as well as to pursue its own distinct plan and growth strategy including acquisition opportunities in the Burger King system. We expect to complete the spin-off by the end of 2011; however there can be no assurance that we will complete the spin-off by then or at all.

Refinancing of Outstanding Indebtedness

We are planning to undertake a refinancing of our existing debt and we plan to do so with a separate financing of the Burger King and Hispanic Brand businesses. Our intent in bifurcating the financing is to facilitate the contemplated spin-off of our Hispanic Brands at a later date, and avoid having to alter or reconstitute the capital structure at that time. Presently, our plan is to complete this refinancing in the middle of 2011; however there can be no assurance that the refinancing will be completed within such time period, on favorable terms, or at all. Due to the interest rate terms in our existing senior credit facility it is likely that the refinancing will increase our interest expense in the aggregate.

Future Restaurant Closures

We evaluate the performance of our Burger King restaurants on an ongoing basis including an assessment of the current and future operating results of the restaurant, and in relation to Burger King franchise agreement renewals, the cost of required capital improvements. We may elect to close restaurants based on such evaluation. In 2010, we closed seven Burger King restaurants, not including restaurants relocated within the same market area. We currently anticipate that we will close an additional ten Burger King restaurants in 2011, excluding any Burger King restaurants which we may close and relocate.

We closed two underperforming Taco Cabana restaurants and two underperforming Pollo Tropical restaurant in 2010. We currently anticipate the closing of one Taco Cabana restaurant and one Pollo Tropical restaurant in 2011.

We do not believe that the future impact on our consolidated results of operations from such restaurant closures will be material, although there can be no assurance in this regard. Our determination of whether to close restaurants in the future is subject to further evaluation and may change.

Executive Summary—Operating Performance for the Year Ended December 31, 2010

Total revenues for the year ended December 31, 2010 were $796.1 million as compared to $816.1 million in the prior year. Revenues from our Hispanic Brand restaurants increased 1.6% to $439.1 million from $432.1 million in 2009 while revenues from our Burger King restaurants decreased 7.0% to $357.1 million from $384.0 million in 2009. Comparable restaurant sales increased 7.4% at our Pollo Tropical restaurants, increased 0.3% at our Taco Cabana restaurants and decreased 4.3% at our Burger King restaurants. The comparable restaurant sales increases at our Pollo Tropical and Taco Cabana restaurants were a result of higher customer traffic while the decrease at our Burger King restaurants was due a decline in both the average check and lower customer traffic.

Restaurant operating margins were negatively impacted in 2010 by higher food costs which increased 1.1%, as a percentage of total restaurant sales, compared to 2009. This was primarily a result of higher commodity prices for our Burger King and Taco Cabana restaurants, increased sales of lower margin menu items and lower amortization of deferred Burger King purchase discounts. As a percentage of total restaurant sales, restaurant wages and related expenses increased to 29.6% in 2010 from 29.4% in 2009 due in part to the effect of lower sales volumes at our Burger King restaurants on fixed labor costs. Operating margins were favorably impacted by lower utility costs which, as a percentage of total restaurant sales, decreased to 3.7% in 2010 from 3.9% in 2009.

General and administrative expenses decreased to $51.0 million from $51.9 million in 2009 due primarily to lower administrative bonus accruals.

Impairment and other lease charges in 2010 were $7.3 million in 2010 compared to $2.8 million in 2009 and were primarily due to impairment charges of $4.2 million related to three Pollo Tropical restaurants and one Taco Cabana restaurant and $0.7 million for certain underperforming Burger King restaurants. We also had lease charges of $1.2 million for certain non-operating Pollo Tropical and Taco Cabana restaurant properties.

Interest expense decreased $0.8 million to $18.8 million in 2010 from $19.6 million in 2009 due primarily to a reduction in our total outstanding indebtedness since the beginning of 2009.

Our effective income tax rate decreased to 32.6% in 2010 from 36.6% in 2009 due in part to an increase in employment tax credits in 2010 and their effect on lower income taxes from lower pretax income in 2010.

As a result of the above, net income in 2010 decreased to $11.9 million, or $0.55 per diluted share, compared to $21.8 million, or $1.00 per diluted share in 2009. Both years included non-recurring gains and impairment and other lease charges, which in the aggregate, reduced net earnings by $0.21 per diluted share in 2010 and $0.06 per diluted share in 2009. The extra week in 2009 contributed net income of $0.07 per diluted share.

Results of Operations

The following table sets forth, for the years ended December 31, 2010, 2009 and 2008, selected operating results as a percentage of consolidated restaurant sales:

	Year Ended December 31,		
	2010	2009	2008
Restaurant sales:			
Pollo Tropical	23.4%	21.7%	21.4%
Taco Cabana	31.7%	31.2%	30.6%
Burger King	44.9%	47.1%	48.0%
Total restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	30.3%	29.2%	30.0%
Restaurant wages and related expenses	29.6%	29.4%	29.0%
Restaurant rent expense	6.1%	6.1%	5.7%
Other restaurant operating expenses	14.4%	14.5%	15.1%
Advertising expense	3.8%	3.8%	3.8%
General and administrative expenses	6.4%	6.4%	6.5%

Fiscal 2010 (52 Weeks) Compared to Fiscal 2009 (53 weeks)

In 2010 we opened two new Pollo Tropical restaurants, one new Taco Cabana restaurant and one new Burger King restaurant, which was a relocation within its market area. In 2010 we also closed two Pollo Tropical restaurants, two Taco Cabana restaurants and seven Burger King restaurants, excluding the relocated restaurant. The 2010 fiscal year contained 52 weeks compared to 53 weeks in 2009. The effect of the additional week in 2009 resulted in additional restaurant sales of approximately $13.6 million, operating income of approximately $2.9 million and net income of approximately $1.6 million, or $.07 per diluted share.

Restaurant Sales. Total restaurant sales decreased $19.9 million in 2010 to $794.6 million which included a $13.6 million decrease from one less week than in 2009. On a comparable 52 week basis, total restaurant sales decreased 0.8%. Restaurant sales at our Hispanic Brands were $437.5 million and increased 7.0% net of a $7.2 million decrease from one less week than in 2009. On a comparable 52 week basis, restaurant sales at our Hispanic Brand restaurants increased 3.4%.

Pollo Tropical restaurant sales were $186.0 million and increased $9.5 million in 2010, net of a $2.9 million decrease from one less week than in 2009. On a comparable 52 week basis, Pollo Tropical restaurant sales increased 7.2% due to an increase in comparable restaurant sales of 7.4% attributable to higher customer traffic. There were no menu price increases in 2010. The average check in 2010 at our Pollo Tropical restaurants decreased 3.0% which reflected the effect of menu mix changes and product promotions.

Taco Cabana restaurant sales were $251.5 million and decreased $2.5 million in 2010, including a $4.3 million decrease from one less week in 2009. On a comparable 52 week basis, Taco Cabana restaurant sales increased 0.7% due primarily to an increase in comparable restaurant sales in 2010 of 0.3% attributable to higher customer traffic. The effect of menu price increases taken in 2010 was approximately 1.2% in 2010 although our average check at our Taco Cabana restaurants decreased 0.9% in 2010 compared to 2009 reflecting the effect of menu mix changes and product promotions.

Burger King restaurant sales were $357.1 million and decreased $26.9 million in 2010, including a $6.4 million decrease from one less week in 2009. On a comparable 52 week basis, Burger King restaurant sales decreased 5.4% due primarily to a decrease in comparable restaurant sales in 2010 of 4.3% attributable to lower customer traffic and from the closure, excluding relocated restaurants, of eleven Burger King restaurants since the beginning of 2009. The effect of menu price increases primarily taken in 2010 was approximately 2.4% in 2010 although our average check decreased 2.2% in 2010 compared to 2009 reflecting the effect of menu mix changes and product promotions, particularly in the first half of 2010.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Pollo Tropical cost of sales decreased to 32.3% in 2010 from 33.0% in 2009 due primarily to lower commodity prices (0.3%), including lower rice and chicken prices, and higher margins on new menu items compared to the prior year, partially offset by higher promotional discounting. Pollo Tropical restaurant wages and related expenses decreased to 24.7% in 2010 from 24.9% in 2009 due primarily to the effect of higher sales volumes on fixed labor costs partially offset by higher workers compensation claim costs (0.2%). Pollo Tropical other restaurant operating expenses decreased to 13.0% in 2010 from 13.8% in 2009 due primarily to lower utility costs (0.8%) and the effect of higher sales volumes on fixed operating costs, partially offset by higher repair and maintenance expenses associated with upgrading our restaurants (0.2%). Pollo Tropical advertising expense increased to 2.8% in 2010 from 2.7% in 2009 due to higher media spending in 2010.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Taco Cabana cost of sales increased to 29.9% in 2010 from 29.0% in 2009 due primarily to lower margins on menu item promotions in 2010 (0.5%) and higher commodity prices, including cheese and produce, (0.5%), partially offset by the effect of menu price increases in 2010. Taco Cabana restaurant wages and related expenses increased to 30.5% in 2010 from 29.9% in 2009 due primarily to the effect of wage rate increases on relatively flat sales volumes and higher workers compensation and medical claim costs (0.3%). Taco Cabana other restaurant operating expenses increased to 14.3% in 2010 from 14.2% in 2009 as higher repair and maintenance and other related costs to upgrade our restaurants were partially offset by lower utility costs (0.2%). Taco Cabana advertising expense increased slightly to 4.1% in 2010 from 4.0% in 2009.

Burger King Operating Costs and Expenses (percentages stated as a percentage of Burger King restaurant shares). Burger King cost of sales increased to 29.5% in 2010 from 27.4% in 2009 due primarily to higher commodity prices including beef (1.3%), an increase in sales from lower margin menu items, including the $1 Buck Double and double cheeseburger (0.6%), and from the lower amortization of deferred purchase discounts on Coke products (0.6%), partially offset by the effect of menu price increases taken in late 2009 and 2010. Burger King restaurant wages and related expenses increased to 31.5% in 2010 from 31.1% in 2009 due primarily to the effect of lower sales volumes on fixed labor costs. Burger King other restaurant operating expenses increased to 15.3% in 2010 from 14.9% in 2009 due primarily to the effect of lower sales volumes on fixed operating costs. Burger King advertising expense was 4.2% in both 2010 and 2009.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, was 6.1% in both 2010 and 2009.

Consolidated General and Administrative Expenses. General and administrative expenses decreased $0.8 million in 2010 to $51.0 million and, as a percentage of total restaurant sales, were 6.4% in both 2010 and 2009. The decrease in 2010 was due to a decrease of $2.8 million in performance-based administrative bonuses compared to 2009 partially offset by higher salary costs, legal and professional fees and stock-based compensation expense.

Adjusted Segment EBITDA. As a result of the factors set forth above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $30.3 million in 2010 from $26.2 million in 2009. Adjusted Segment EBITDA for our Taco Cabana restaurants decreased to $27.4 million from $31.0 million in 2009. Adjusted Segment EBITDA for our Burger King restaurants decreased to $19.8 million from $32.8 million in 2009.

Depreciation and Amortization. Depreciation and amortization expense was $32.5 million in both 2010 and 2009.

Impairment and Other Lease Charges. Impairment and other lease charges were $7.3 million in 2010 compared to $2.8 million in 2009. Impairment and other lease charges in 2010 related to our Pollo Tropical restaurants were $4.7 million in 2010 and included $3.2 million for three underperforming Pollo Tropical restaurants, $0.7 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant and $0.7 million in additional lease charges for non-operating Pollo Tropical properties. Impairment and other lease charges in 2010 related to our Taco Cabana restaurants were $1.9 million in 2010 and included $1.1 million for an underperforming Taco Cabana restaurant, $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant and $0.5 million in additional lease charges for non-operating Taco Cabana restaurant properties. Impairment charges associated with certain underperforming Burger King restaurants were $0.7 million in 2010.

Interest Expense. Total interest expense decreased $0.8 million to $18.8 million in 2010 from $19.6 million in 2009 due to a reduction in our total outstanding indebtedness of $52.6 million since the beginning of 2009 and, to a much lesser extent; lower effective interest rates on our LIBOR based borrowings under our senior credit facility. The weighted average interest rate on our long-term debt, excluding lease financing obligations, increased to 6.1% in 2010 from 5.9% in 2009 due to reductions in our LIBOR based borrowings. Interest expense on lease financing obligations decreased to $1.0 million in 2010 compared to $1.1 million in 2009.

Provision for Income Taxes. The effective tax rate for 2010 decreased to 32.6% from 36.6% in 2009 due in part to higher Work Opportunity Tax Credits in 2010 and the effect of this increase on lower consolidated pretax income in 2010 compared to 2009.

Net Income. As a result of the foregoing, net income was $11.9 million in 2010 compared to $21.8 million in 2009.

Fiscal 2009 (53 Weeks) Compared to Fiscal 2008 (52 weeks)

In 2009 we opened one new Pollo Tropical restaurant, four new Taco Cabana restaurants and two new Burger King restaurants. Both Burger King restaurants were relocations within their market areas. In 2009 we also closed one Pollo Tropical restaurant, two Taco Cabana restaurants and four Burger King restaurants, excluding relocations. The 2009 fiscal year contained 53 weeks compared to 52 weeks in 2008. The effect of the additional week in 2009 included revenues of approximately $13.6 million, operating income of approximately $2.9 million and net income of approximately $1.6 million, or $.07 per diluted share.

Restaurant Sales. Total restaurant sales in 2009 decreased slightly to $814.5 million from $814.9 million in 2008. Restaurant sales at our Hispanic Brand restaurants increased 1.7% to $430.5 million in 2009 from $423.3 million in 2008.

Pollo Tropical restaurant sales increased $2.5 million to $176.5 million in 2009 due primarily to the net addition of seven new Pollo Tropical restaurants since the beginning of 2008, which contributed $3.1 million in additional restaurant sales in 2009, and the additional week in 2009. These increases were partially offset by a decrease in comparable restaurant sales of 1.3% primarily from a decrease in average check. The effect in 2009 of menu price increases taken in 2008 was approximately 3.8% although our average check decreased approximately 1.4% in 2009 compared to 2008 reflecting the effect of menu mix changes and the effect of product promotions.

Taco Cabana restaurant sales increased $4.6 million to $254.0 million in 2009 due primarily to the net increase of nine Taco Cabana restaurants since the beginning of 2008, which contributed $9.4 million of additional restaurant sales in 2009, and the additional week in 2009. These increases were partially offset by a 3.7% decrease in comparable restaurant sales in 2009 attributable primarily to lower customer traffic. The effect in 2009 of menu price increases taken in 2008 was approximately 4.1% in 2009 although our average check decreased approximately 0.4% in 2009 compared to 2008 reflecting the effect of menu mix changes and product promotions, particularly in the second half of 2009.

Burger King restaurant sales decreased $7.5 million to $384.0 million in 2009 due to a decrease in comparable restaurant sales of 2.6% in 2009 primarily from lower customer traffic and from the closure, excluding relocated restaurants, of ten Burger King restaurants since the beginning of 2008. The effect in 2009 of menu price increases primarily taken in 2008 was approximately 2.6% in 2009 although our average check increased approximately 1.0% in 2009 compared to 2008 reflecting the effect of menu mix changes and product promotions, particularly in the fourth quarter of 2009.

Pollo Tropical Operating Costs and Expenses (percentages stated as a percentage of Pollo Tropical restaurant sales). Cost of sales decreased to 33.0% in 2009 from 33.3% in 2008 due primarily to the effect of menu price increases taken in 2008 substantially offset by higher chicken commodity prices (0.2%) and higher prices of other commodities including plantains, rice and black beans (0.7%). Restaurant wages and related expenses decreased slightly to 24.9% in 2009 from 25.0% in 2008 due primarily to lower workers compensation claim costs (0.4%) partially offset by higher medical claim costs (0.2%). Other restaurant operating expenses decreased to 13.8% in 2009 from 14.7% in 2008 due primarily to lower repair and maintenance expenses (0.5%) and lower utility costs (0.1%). Advertising expense increased slightly to 2.7% in 2009 from 2.6% in 2008.

Taco Cabana Operating Costs and Expenses (percentages stated as a percentage of Taco Cabana restaurant sales). Cost of sales decreased to 29.0% in 2009 from 30.6% in 2008 due primarily to the effect of menu price increases taken in 2008, lower commodity prices for cheese (0.9%) and less product waste from increased food controls (0.3%) partially offset by increases in the price of other commodities including produce (0.7%). Restaurant wages and related expenses increased to 29.9% in 2009 from 29.1% in 2008 due primarily to higher medical and workers compensation claim costs (0.5%) and the effect of lower sales volumes on fixed labor costs. Other restaurant operating expenses decreased to 14.2% in 2009 from 15.1% in 2008 due primarily to lower utility costs (0.5%), lower repair and maintenance expenses (0.2%) and lower security related costs. Advertising expense increased to 4.0% in 2009 from 3.7% in 2008 due to increased media spending in 2009.

Burger King Operating Costs and Expenses (percentages stated as a percentage of Burger King restaurant sales). Cost of sales decreased to 27.4% in 2009 from 28.2% in 2008 due primarily to lower commodity costs (0.8%) including lower beef costs (0.6%) and higher vendor rebates (0.3%). Increases in sales from lower margin menu items, particularly in the fourth quarter of 2009, were offset by the full year effect of menu price increases taken in 2008. Restaurant wages and related expenses increased to 31.1% in 2009 from 30.7% in 2008 due primarily to the impact of lower sales volumes on fixed labor costs and higher medical claim costs (0.2%) partially offset by improved labor productivity. Other restaurant operating expenses decreased to 14.9% in 2009 from 15.3% in 2008 due primarily to lower utility costs (0.5%) partially offset by higher credit card fees (0.1%). Advertising expense decreased to 4.2% in 2009 from 4.5% in 2008 due to decreased promotional activities in certain of our Burger King markets.

Consolidated Restaurant Rent Expense. Restaurant rent expense, as a percentage of total restaurant sales, increased to 6.1% in 2009 from 5.7% in 2008 due primarily to the reduction in lease financing obligations since the beginning of 2008 which resulted in a recharacterization of certain transactions as qualified sales and the related lease payments as restaurant rent expense, rather than as payments of interest and principal. Restaurant rent expense also increased from sale-leaseback transactions completed since the beginning of 2008 and from the effect of lower sales volumes on fixed rental costs.

Consolidated General and Administrative Expenses. General and administrative expenses decreased $0.8 million in 2009 to $51.9 million and, as a percentage of total restaurant sales, were 6.4% in 2009 and 6.5% in 2008. Before an increase in performance-based bonus expense of $4.8 million, all other general and administrative expenses were reduced by $5.6 million compared to 2008 due substantially from cost reduction initiatives implemented in late 2008. General and administrative expenses are currently anticipated to increase 2% to 3% in 2010 compared to 2009.

Adjusted Segment EBITDA. As a result of the factors set forth above, Adjusted Segment EBITDA for our Pollo Tropical restaurants increased to $26.2 million in 2009 from $23.2 million in 2008. Adjusted Segment EBITDA for our Taco Cabana restaurants increased to $31.0 million in 2009 from $28.9 million in 2008. Adjusted Segment EBITDA for our Burger King restaurants increased to $32.8 million in 2009 from $31.1 million in 2008.

Depreciation and Amortization. Depreciation and amortization expense was $32.5 million in 2009 compared to $32.4 million in 2008 as increases in depreciation at our Taco Cabana restaurants from the opening of additional restaurants in 2008 and 2009 was substantially offset by lower depreciation expense pertaining to our Burger King restaurants.

Impairment and Other Lease Charges. Impairment and other lease charges were $2.8 million in 2009 and consisted primarily of a $1.9 million impairment charge associated with an underperforming Pollo Tropical restaurant, $0.5 million of impairment charges primarily associated with two underperforming Burger King restaurants and $0.3 million in other lease charges related to the closing of a Pollo Tropical restaurant. Impairment and other lease charges were $5.5 million in 2008.

Interest Expense. Total interest expense decreased $8.4 million to $19.6 million in 2009 from $28.0 million in 2008 due to a reduction in our total outstanding indebtedness of $70.9 million since the beginning of 2008 and lower effective interest rates on our LIBOR based borrowings under our senior credit facility. The weighted average interest rate on our long-term debt, excluding lease financing obligations, for 2009 decreased to 5.9% from 6.9% in 2008. Interest expense on lease financing obligations decreased to $1.1 million in 2009 compared to $4.9 million in 2008 due to a reduction in lease financing obligations of $42.7 million since the beginning of 2008.

Provision for Income Taxes. The effective tax rate for 2009, including discrete tax items, was 36.6%. Discrete tax adjustments reduced the provision for income taxes in 2009 by $0.2 million. The effective tax rate for 2008, including discrete tax items, was 37.2%. Discrete tax adjustments reduced the provision for income taxes by $0.1 million in 2008.

Net Income. As a result of the foregoing, net income was $21.8 million in 2009 compared to $12.8 million in 2008.

Liquidity and Capital Resources

We do not have significant receivables or inventory and receive trade credit based upon negotiated terms in purchasing food products and other supplies. We are able to operate with a substantial working capital deficit because:

- restaurant operations are primarily conducted on a cash basis;
- rapid turnover results in a limited investment in inventories; and
- cash from sales is usually received before related liabilities for food, supplies and payroll become due.

In response to economic conditions we have and will continue to focus on reducing our debt balances and our financial leverage, particularly in the near term. We limited our spending on new restaurant development in 2009 and 2010 which allowed us to utilize our free cash flow to reduce our outstanding indebtedness. We are continuing to moderate new restaurant growth in 2011.

Interest payments under our debt obligations, capital expenditures and payments related to our lease obligations represent significant liquidity requirements for us. We believe cash generated from our operations, availability of borrowing under our revolving credit facility and proceeds from anticipated sale-leaseback transactions will provide sufficient cash availability to cover our anticipated working capital needs, capital expenditures and debt service requirements for the next twelve months.

Operating activities. Net cash provided from operating activities for the years ended December 31, 2010, 2009 and 2008 was $46.7 million, $60.7 million and $44.6 million, respectively. Net cash provided by operating activities in 2010 decreased $13.9 million compared to 2009 due primarily to a reduction of net income, adjusted for depreciation and amortization and impairment and other lease charges, of $5.4 million and an increase in the components of net working capital of $6.6 million, attributable to the timing of income tax payments and lower bonus accruals. Net cash provided by operating activities in 2009 increased $16.0 million compared to 2008 due primarily to an increase in net income, adjusted for depreciation and amortization and impairment and other lease charges, of $6.4 million and a decrease in the components of net working capital of $6.0 million, attributable to the timing of income tax payments and lower bonus accruals, and a non-cash pretax gain in 2008 of $4.4 million on the extinguishment of debt from the repurchase and retirement of $15.0 million principal amount of the Notes in open market transactions.

Investing activities. Net cash used for investing activities for the years ended December 31, 2010, 2009 and 2008 was $28.3 million, $30.4 million and $47.6 million, respectively. Capital expenditures are the largest component of our investing activities and include (1) new restaurant development, which may include the purchase of real estate; (2) restaurant remodeling, which includes the renovation or rebuilding of the interior and exterior of our existing restaurants, including expenditures associated with Burger King franchise renewals; (3) other restaurant capital expenditures, which include capital restaurant maintenance expenditures for the ongoing reinvestment and enhancement of our restaurants including in 2009, $4.5 million for new cooking systems at our Burger King restaurants; and (4) corporate and restaurant information systems, including expenditures in 2009 and 2008 for new point-of-sale systems for all of our Pollo Tropical and Taco Cabana restaurants, respectively.

The following table sets forth our capital expenditures for the periods presented (in thousands):

	Pollo Tropical	Taco Cabana	Burger King	Other	Consolidated
		(Dollars in thousands)			
Year Ended December 31, 2010:					
New restaurant development	$ 5,832	$ 5,550	$ 2,697	$ —	$14,079
Restaurant remodeling	1,733	4,952	5,541	—	12,226
Other restaurant capital expenditures (1)	2,326	2,852	4,177	—	9,355
Corporate and restaurant information systems	—	—	—	1,387	1,387
Total capital expenditures	$ 9,891	$13,354	$12,415	$1,387	$37,047
Number of new restaurant openings (2)	2	1	1		4
Year Ended December 31, 2009:					
New restaurant development	$ 660	$ 7,129	$ 1,907	$ —	$ 9,696
Restaurant remodeling	510	1,534	10,360	—	12,404
Other restaurant capital expenditures (1)	1,117	2,453	7,094	—	10,664
Corporate and restaurant information systems	—	—	—	4,180	4,180
Total capital expenditures	$ 2,287	$11,116	$19,361	$4,180	$36,944
Number of new restaurant openings (3)	1	4	2		7
Year Ended December 31, 2008:					
New restaurant development	$13,316	$17,928	$ 4,612	$ —	$35,856
Restaurant remodeling	3,415	506	7,689	—	11,610
Other restaurant capital expenditures (1)	2,339	2,442	3,639	—	8,420
Corporate and restaurant information systems	—	—	—	6,522	6,522
Total capital expenditures	$19,070	$20,876	$15,940	$6,522	$62,408
Number of new restaurant openings (4)	7	10	4		21

(1) Excludes restaurant repair and maintenance expenses included in other restaurant operating expenses in our Consolidated Financial Statements. For the years ended December 31, 2010, 2009 and 2008, these restaurant repair and maintenance expenses were approximately $18.0 million, $17.5 million and $19.1 million, respectively.

(2) Includes one Burger King restaurant which was relocated under a new franchise agreement in the same market area.

(3) Includes two Burger King restaurants which were relocations under a new franchise agreement in the same market area.

(4) Includes three Burger King restaurants which were relocations under a new franchise agreement in the same market area.

In 2011, we anticipate that total capital expenditures will range from $45 million to $55 million, although the actual amount of capital expenditures may differ from these estimates. In 2011 we plan to open five to ten new Hispanic Brand restaurants and to relocate one Burger King restaurant. Capital expenditures in 2011 are expected to include approximately $10 million to $20 million for the development of new restaurants and purchase of related real estate. Capital expenditures in 2011 also are expected to include expenditures of approximately $25 million to $30 million for the ongoing reinvestment in our three restaurant concepts for remodeling costs and capital maintenance expenditures and approximately $10 million of other expenditures, including approximately $7.0 million for new point-of-sale systems at our Burger King restaurants.

Investing activities also include sale-leaseback transactions related to our restaurant properties, the proceeds from which were $12.4 million in 2010, $8.7 million in 2009 and $14.6 million in 2008. In 2009 we also sold two non-operating properties for net proceeds of $0.8 million. The net proceeds from these sales were used to reduce outstanding borrowings under our senior credit facility. We also had expenditures related to the purchase of restaurant properties to be sold in sale-leaseback transactions of $3.7 million and $2.9 million during the years ended December 31, 2010 and 2009, respectively.

Financing activities. Net cash used for financing activities for the years ended December 31, 2010, 2009 and 2008 was $19.7 million, $29.3 million and $1.0 million, respectively. In 2010 and 2009 we made net repayments of revolving credit borrowings of $1.9 million and $16.1 million, respectively, and in 2008 we had net revolving credit borrowings of $18.0 million. Scheduled term loan principal payments in 2010, 2009 and 2008 were $11.7 million, $12.0 million and $3.0 million, respectively. In 2010 with regard to our term loan borrowings we also made a voluntary principal payment of $5.0 million and a principal payment based on excess cash flow for 2009, as discussed below, of $1.0 million. In 2009 we also settled $1.9 million of lease financing obligations which included a lease financing obligation recorded earlier in 2009 for $0.8 million. During 2008 we also acquired properties for $5.5 million and settled the lease financing obligations previously recorded for those properties. In 2008, Carrols also repurchased and retired $15.0 million principal amount of the Notes in open market transactions for $10.4 million.

Senior Credit Facility. The senior credit facility consists of term loan A borrowings maturing on March 9, 2013 (or earlier on September 30, 2012 if the Notes are not refinanced by June 30, 2012) and a $65.0 million revolving facility (including a sub limit of up to $25.0 million for letters of credit and up to $5.0 million for swingline loans) maturing on March 8, 2012.

Both term loan and revolving credit borrowings under the senior credit facility bear interest at a per annum rate, at Carrols' option, of either:

1) the applicable margin ranging from 0% to 0.25% based on our senior leverage ratio (as defined in the senior credit facility), plus the greater of (i) the prime rate or (ii) the federal funds rate for that day plus 0.5%; or

2) Adjusted LIBOR plus the applicable margin percentage in effect ranging from 1.0% to 1.5% based on our senior leverage ratio. At January 2, 2011 the LIBOR margin percentage was 1.0%.

At January 2, 2011, outstanding term loan A borrowings were $87.3 million with the remaining balance due and payable as follows:

1) one quarterly installments of approximately $2.8 million on March 31, 2011;

2) four quarterly installments of approximately $4.2 million beginning on June 30, 2011; and

4) four quarterly installments of approximately $16.9 million beginning on June 30, 2012.

Under the senior credit facility, Carrols is also required to make mandatory prepayments of principal on term loan A facility borrowings (a) annually in an amount up to 50% of Excess Cash Flow depending upon Carrols' Total Leverage Ratio (as such terms are defined in the senior credit facility), (b) in the event of certain dispositions of assets (all subject to certain exceptions) and insurance proceeds, in an amount equal to 100% of the net proceeds received by Carrols therefrom, and (c) in an amount equal to 100% of the net proceeds from any subsequent issuance of debt. For the year ended December 31, 2009, Carrols was required to make a principal prepayment of approximately $1.0 million in 2010, or 25% of the Excess Cash Flow for 2009, as defined. The senior credit facility contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the senior credit facility if there is a default in the payment of any principal of or interest on any indebtedness of Carrols having an outstanding principal amount of at least $2.5 million (excluding lease financing obligations but which would include the Indenture governing the Notes) or any event or condition which results in the acceleration of such indebtedness prior to its stated maturity.

In general, obligations under the senior credit facility are guaranteed by us and all of Carrols' material subsidiaries and are collateralized by a pledge of Carrols' common stock and the stock of each of Carrols' material subsidiaries. The senior credit facility contains certain covenants, including, without limitation, those limiting Carrols' ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of Carrols business, engage in transactions with related parties, make certain investments or pay dividends. In addition, Carrols is required to meet certain financial ratios, including fixed charge coverage, senior leverage, and total leverage ratios (all as defined under the senior credit facility). Carrols was in compliance as of January 2, 2011 with the covenants in the senior credit facility. At January 2, 2011, Carrols fixed charge coverage ratio was 1.39 to 1.00 compared to the minimum required fixed charge ratio of 1.20 to 1.00, Carrols senior leverage ratio was 1.25 to 1.00 compared to the allowed senior leverage ratio of 2.00 to 1.00, and Carrols total leverage ratio was 3.35 to 1.00 compared to the allowed total leverage ratio of 4.00 to 1.00.

Notes. On December 15, 2004, Carrols issued $180.0 million of Notes that bear interest at a rate of 9% payable semi-annually on January 15 and July 15 and mature on January 15, 2013. The notes are redeemable at the option of Carrols in whole or in part at a price of the principal amount after January 15, 2011. During 2008, Carrols repurchased and retired $15.0 million principal amount of the Notes in open market transactions for $10.4 million resulting in a gain on extinguishment of debt of $4.4 million, net of the write-off of deferred financing costs.

The Notes are unsecured and guaranteed by Carrols' material subsidiaries. Restrictive covenants under the Notes include limitations with respect to, among other things, Carrols' and its material subsidiaries' ability to incur additional debt, incur liens, sell or acquire assets or businesses, pay dividends and make certain investments. The Indenture governing the Notes contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the Notes and the Indenture if there is a default under any indebtedness of Carrols having an outstanding principal amount of $20 million or more (which would include the senior credit facility) if such default results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due. Carrols was in compliance as of January 2, 2011 with the restrictive covenants in the indenture governing the Notes.

We currently plan to refinance our existing debt and to separately finance the Burger King and Hispanic Brand businesses to facilitate the contemplated separation. Presently, our plan is to complete this refinancing in the middle of 2011, however there can be no assurance that the refinancing will be completed by then, on favorable terms, or at all.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2010 (in thousands):

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 Years**
Long-term debt obligations, including interest (1)	292,541	32,174	260,367	—	—
Capital lease obligations, including interest (2)	2,250	157	300	352	1,441
Operating lease obligations (3)	538,584	49,351	93,093	84,777	311,363
Lease financing obligations, including interest (4)	20,627	977	1,957	1,969	15,724
Total contractual obligations	854,002	82,659	355,717	87,098	328,528

(1) Our long-term debt obligations included $165.0 million principal amount of Notes and $87.3 million principal amount of term loan borrowings. Interest payments on our Notes of $37.1 million for all years presented are included at the coupon rate of 9%. Interest payments included above totaling $3.2 million for all years presented on our term loan and revolving credit facility borrowings under the senior credit facility are variable in nature and have been calculated using an assumed interest rate of 2.25% for each year (See Item 7A. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk).

(2) Includes interest of $1.0 million in total for all years presented.
(3) Represents aggregate minimum lease payments. Many of our leases also require contingent rent in addition to the minimum base rent based on a percentage of sales and require expenses incidental to the use of the property all of which have been excluded from this table.
(4) Includes interest of $10.6 million in total for all years presented.

We have not included obligations under our postretirement medical benefit plans in the contractual obligations table as our postretirement plan is not required to be funded in advance, but is funded as retiree medical claims are paid. Also excluded from the contractual obligations table are payments we may make for workers' compensation, general liability and employee healthcare claims for which we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. The majority of our recorded liabilities related to self-insured employee health and insurance plans represent estimated reserves for incurred claims that have yet to be filed or settled.

Long-Term Debt Obligations. Refer to Note 7 of the Consolidated Financial Statements for details of our long-term debt.

Capital Lease and Operating Lease Obligations. Refer to Note 6 of the Consolidated Financial Statements for details of our capital lease and operating lease obligations.

Lease Financing Obligations. Refer to Note 8 of the Consolidated Financial Statements for details of our lease financing obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than our operating leases, which are primarily for our restaurant properties and not recorded on our consolidated balance sheet.

Inflation

The inflationary factors that have historically affected our results of operations include increases in food and paper costs, labor and other operating expenses and energy costs. Wages paid in our restaurants are impacted by changes in the Federal and state hourly minimum wage rates. Accordingly, changes in the Federal and state hourly minimum wage rates directly affect our labor costs. We typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that we will be able to offset such inflationary cost increases in the future.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in the "Significant Accounting Policies" footnote in the notes to our Consolidated Financial Statements. Critical accounting estimates are those that require application of management's most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods.

Sales recognition at our company-owned and operated restaurants is straightforward as customers pay for products at the time of sale and inventory turns over very quickly. Payments to vendors for products sold in the restaurants are generally settled within 30 days. The earnings reporting process is covered by our system of internal controls and generally does not require significant management estimates and judgments. However, critical accounting estimates and judgments, as noted below, are inherent in the assessment and recording of accrued occupancy costs, insurance liabilities, income taxes, the valuation of goodwill and intangible assets for impairment, assessing impairment of long-lived assets and lease accounting matters. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

Accrued occupancy costs. We make estimates of accrued occupancy costs pertaining to closed restaurant locations on an ongoing basis. These estimates require assessment and continuous evaluation of a number of factors such as the remaining contractual period under our lease obligations, the amount of sublease income we are able to realize on a particular property and estimates of other costs such as property taxes. Differences between actual future events and prior estimates could result in adjustments to these accrued costs. Total accrued occupancy costs pertaining to closed restaurant locations was $1.7 million at December 31, 2010.

Insurance liabilities. We are insured for workers' compensation, general liability and medical insurance claims under policies where we pay all claims, subject to annual stop-loss limitations both for individual claims and claims in the aggregate. At December 31, 2010, we had $9.2 million accrued for these insurance claims. We record insurance liabilities based on historical and industry trends, which are continually monitored, and adjust accruals as warranted by changing circumstances. Since there are estimates and assumptions inherent in recording these insurance liabilities, including the ability to estimate the future development of incurred claims based on historical trends or the severity of the claims, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities.

Income taxes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. We are required to record a valuation allowance if it is more likely than not that the value of estimated deferred tax assets are different from those recorded. This would include making estimates and judgments on future taxable income, the consideration of feasible tax planning strategies and existing facts and circumstances. When the amount of deferred tax assets to be realized is expected to be different from that recorded, the asset balance and income statement would reflect any change in valuation in the period such determination is made.

Evaluation of Goodwill. We must evaluate our recorded goodwill for impairment on an ongoing basis. We have elected to conduct our annual impairment review of goodwill assets at December 31. Our review at December 31, 2010 indicated there has been no impairment as of that date. In reviewing goodwill for impairment, we compare the net book values of our reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, we employ a combination of a discounted cash flow analysis and a market-based approach. Assumptions include our anticipated growth rates and the weighted average cost of capital. The results of these analyses are corroborated with other value indicators where available, such as comparable company earnings multiples. This annual evaluation of goodwill requires us to make estimates and assumptions to determine the fair value of our reporting units including projections regarding future operating results and market values. We had three reporting units with goodwill balances as of our most recent measurement date. The fair value exceeded the carrying value of our respective reporting units by almost 70% for our Pollo Tropical restaurants, more than 50% for our Taco Cabana restaurants and more than 130% for our Burger King restaurants. These estimates may differ from actual future events and if these estimates or related projections change in the future, we may be required to record impairment charges for these assets.

Impairment of Long-lived Assets. We assess the potential impairment of long-lived assets, principally property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment at the restaurant level by comparing undiscounted future cash flows from the related long-lived assets to their respective carrying values. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term, including sales trends, labor rates, commodity costs and other operating cost assumptions. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value. This process of assessing fair values requires the use of estimates and assumptions, including our ability to sell the related assets and market conditions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Impairment of Burger King Franchise Rights. We assess the potential impairment of Burger King franchise rights whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We determine if there is impairment by comparing the aggregate undiscounted future cash flows from those acquired restaurants with the respective carrying value of franchise rights for each Burger King acquisition. In determining future cash flows, significant estimates are made by us with respect to future operating results of the acquired restaurants including sales trends, labor rates, commodity costs and other operating cost assumptions over their remaining franchise life. If acquired franchise rights are determined to be impaired, the impairment charge is measured by calculating the amount by which the franchise rights carrying amount exceeds its fair value. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Lease Accounting. Judgments made by management for our lease obligations include the length of the lease term, which includes the determination of renewal options that are reasonably assured. The lease term can affect the classification of a lease as capital or operating for accounting purposes, the term over which related leasehold improvements for each restaurant are amortized, and any rent holidays and/or changes in rental amounts for recognizing rent expense over the term of the lease. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We also must evaluate sales of our restaurants which occur in sale-leaseback transactions to determine the proper accounting for the proceeds of such sales either as a sale or a financing. This evaluation requires certain judgments in determining whether or not clauses in the lease or any related agreements constitute continuing involvement. For those sale-leasebacks that are accounted for as financing transactions, we must estimate our incremental borrowing rate, or another rate in cases where the incremental borrowing rate is not appropriate to utilize, for purposes of determining interest expense and the resulting amortization of the lease financing obligation. Changes in the determination of the incremental borrowing rates or other rates utilized in connection with the accounting for lease financing transactions could have a significant effect on the interest expense and underlying balance of the lease financing obligations.

Effects of New Accounting Standards

There are currently no recent accounting pronouncements which had or are expected to have a material impact on our consolidated financial statements as of the date of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk associated with fluctuations in interest rates, primarily limited to our senior credit facility. At December 31, 2010, there were $87.3 million of term loan A borrowings outstanding under the senior credit facility. Borrowings under the senior credit facility bear interest at a per annum rate, at our option, of either:

1) the applicable margin ranging from 0% to 0.25% based on our senior leverage ratio (as defined in the credit facility) plus the greater of (i) the prime rate or (ii) the federal funds rate for that day plus 0.5%; or

2) Adjusted LIBOR plus the applicable margin percentage in effect ranging from 1.0% to 1.5% based on our senior leverage ratio.

A 1% change in interest rates would have resulted in an increase or decrease in interest expense of approximately $1.0 million for the year ended December 31, 2010.

Commodity Price Risk

We purchase certain products which are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. Although many of the products purchased are subject to changes in commodity prices, certain purchasing contracts or pricing arrangements have been negotiated in advance to minimize price volatility. Where possible, we use these types of purchasing techniques to control costs as an alternative to using financial instruments to hedge commodity prices. In many cases, we believe we will be able to address commodity cost increases that are significant and appear to be long-term in nature by adjusting our menu pricing. However, long-term increases in commodity prices may result in lower restaurant-level operating margins.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data of Carrols Restaurant Group, Inc. and Carrols Corporation required by this Item are described in Item 15 of this Annual Report on Form 10-K and are presented beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Our senior management is responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. We have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report, with the participation of our Chief Executive Officer and Chief Financial Officer, as well as other key members of our management. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 2, 2011.

Changes in Internal Control over Financial Reporting. No changes occurred in our internal control over financial reporting during the fourth quarter of 2010 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our senior management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act), designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of its internal control over financial reporting as of January 2, 2011 based on the criteria set forth in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that, as of January 2, 2011, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the effectiveness of our internal control over financial reporting and their report is included herein.

This annual report does not include an attestation report of Carrols' registered public accounting firm regarding internal control over financial reporting of Carrols. Carrols' management report was not subject to attestation by Carrols' registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit Carrols to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Carrols Restaurant Group, Inc.
Syracuse, NY

We have audited the internal control over financial reporting of Carrols Restaurant Group, Inc. and subsidiary (the "Company") as of January 2, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended January 2, 2011 of the Company and our report dated March 18, 2011 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Rochester, NY
March 18, 2011

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from our Definitive Proxy Statement to be filed in connection with the 2011 Annual Meeting of Stockholders.

We have adopted a written code of ethics applicable to our directors, officers and employees in accordance with the rules of The NASDAQ Stock Market and the SEC. We make our code of ethics available free of charge through our internet website, *www.carrols.com.* We will disclose on our website amendments to or waivers from our code of ethics in accordance with all applicable laws and regulations.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our Definitive Proxy Statement to be filed in connection with the 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plans

The following table summarizes the equity compensation plans under which our common stock may be issued as of December 31, 2010. Our stockholders approved all plans.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options	Number of securities remaining available for furture issuance under equity compensation plans
Equity compensation plans approved by security holders	2,633,717	$9.17	584,707
Equity compensation plans not approved by security holders	—	—	—
Total	2,633,717	$9.17	584,707

Incorporated by reference from our Definitive Proxy Statement to be filed in connection with the 2011 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our Definitive Proxy Statement to be filed in connection with the 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our Definitive Proxy Statement to be filed in connection with the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements—Carrols Restaurant Group, Inc. and Subsidiary

(a) (2) Financial Statement Schedules

(b (1) Financial Statements—Carrols Corporation and Subsidiaries

(b (2) Financial Statement Schedule

Schedules other than those listed are omitted for the reason that they are not required, not applicable, or the required information is shown in the financial statements or notes thereto.

(a) (3) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
3.1	Form of Restated Certificate of Incorporation of Carrols Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524))
3.2	Form of Amended and Restated By-laws of Carrols Restaurant Group, Inc. (incorporated by reference to Exhibit 3.2 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524)
3.3	Restated Certificate of Incorporation of Carrols Corporation (incorporated by reference to Exhibit 3.(3)(a) to Carrols Corporation's 1987 Annual Report on Form 10-K)
3.4	Restated By-laws of Carrols Corporation (incorporated by reference to Exhibit 3.(3)(b) to Carrols Corporation's 1986 Annual Report on Form 10-K)
4.1	Form of Registration Agreement by and among Carrols Restaurant Group, Inc., Atlantic Restaurants, Inc., Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners II, L.P., Alan Vituli, Daniel T. Accordino and Joseph A. Zirkman (incorporated by reference to Exhibit 10.24 to Carrols Corporation's 1996 Annual Report on Form 10-K)
4.2	Registration Rights Agreement, relating to the 9% Senior Subordinated Notes, dated as of December 15, 2004 by and among Carrols Corporation, the Guarantors named therein, J.P. Morgan Securities Inc., Banc of America Securities LLC, Lehman Brothers Inc., Wachovia Capital Markets, LLC and SunTrust Capital Markets, Inc. (incorporated by reference to Exhibit 10.1 to Carrols Corporation's Form 8-K filed on December 21, 2004)
4.3	Indenture governing the 9% Senior Subordinated Notes due 2013, dated as of December 15, 2004, between Carrols Corporation, the Guarantors named therein and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.2 to Carrols Corporation's Form 8-K filed on December 21, 2004)
4.4	Form of 9% Senior Subordinated Note due 2013 (incorporated by reference to Exhibit 4.5)
4.5	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.7 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524))
4.6	Form of First Supplement to Indenture by and between Carrols Corporation and The Bank of New York (incorporated by reference to Exhibit 4.8 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524))
4.7	Second Supplement to Indenture dated as of May 29, 2008 by and among Carrols Corporation, Carrols LLC and The Bank of New York (incorporated by reference to Exhibit 10.1 of Carrols Restaurant Group, Inc.'s and Carrols Corporation's Form 10-Q filed on August 6, 2008)
10.1	Carrols Corporation Retirement Savings Plan dated April 1, 1999 (incorporated by reference to Exhibit 10.29 to Carrols Corporation's 1999 Annual Report on Form 10-K) (1)
10.2	Carrols Restaurant Group, Inc. 2001 Taco Cabana Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 to Carrols Corporation's December 31, 2003 Annual Report or 10-K) (1)
10.3	Carrols Corporation Retirement Savings plan July 1, 2002 Restatement (incorporated by reference to Exhibit 10.29 to Carrols Corporation's September 29, 2002 Quarterly Report on Form 10-Q) (1)

Exhibit Number	Description
10.4	Addendum incorporating EGTRRA Compliance Amendment to Carrols Corporation Retirement Savings Plan dated September 12, 2002 (incorporated by reference to Exhibit 10.30 to Carrols Corporation's September 29, 2002 Quarterly Report on Form 10-Q) (1)
10.5	First Amendment, dated as of January 1, 2004, to Carrols Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.35 to Carrols Corporation's December 31, 2003 Annual Report on Form 10-K) (1)
10.6	Carrols Restaurant Group, Inc. First Amended and Restated 1998 Pollo Tropical Long-Term Incentive Plan (incorporated by reference to Exhibit 10.37 to Carrols Corporation's December 31, 2003 Annual Report on Form 10-K) (1)
10.7	Amendment to Carrols Restaurant Group, Inc. 1998 Pollo Tropical Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Carrols Corporation's Form 8-K filed on November 1, 2004) (1)
10.8	Amendment to Carrols Restaurant Group, Inc. 2001 Taco Cabana Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Carrols Corporation's Form 8-K filed on November 1, 2004) (1)
10.9	Form of Stock Award Agreement of Carrols Restaurant Group, Inc. dated as of May 3, 2005 (incorporated by reference to exhibit 10.38 to Carrols Corporation's 2004 Annual Report on Form 10-K) (1)
10.10	Form of Exchange Agreement dated as of May 3, 2005 by and between Carrols Restaurant Group, Inc. and Vituli Family Trust (incorporated by reference to exhibit 10.39 to Carrols Corporation's 2004 Annual Report on Form 10-K) (1)
10.11	Form of Stock Award Agreement dated as of May 3, 2005 by and between Carrols Restaurant Group, Inc. and Daniel T. Accordino (incorporated by reference to exhibit 10.40 to Carrols Corporation's 2004 Annual Report on Form 10-K) (1)
10.12	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524)) (1)
10.13	Form of Change of Control/Severance Agreement (incorporated by reference to Exhibit 10.3 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524)) (1)
10.14	Form of Agreement, by and among Carrols Restaurant Group, Inc., Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners, II, L.P., BIB Holdings (Bermuda) Ltd., Alan Vituli, Daniel T. Accordino and Joseph A. Zirkman (incorporated by reference to Exhibit 10.31 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524))
10.15	Form of Amendment No. 1 to Registration Agreement, by and among Carrols Restaurant Group, Inc., Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners, II, L.P., BIB Holdings (Bermuda) Ltd., Alan Vituli, Daniel T. Accordino and Joseph A. Zirkman (incorporated by reference to Exhibit 10.32 to Carrols Restaurant Group Inc.'s Registration Statement on Form S-1, as amended (Registration No. 333-137524))
10.16	Loan Agreement dated as of March 9, 2007 among Carrols Corporation, Wachovia Bank, National Association, Bank of America, N.A., Raymond James Bank, FSB, Wells Fargo Bank National Association, Manufacturers, Traders Trust Company and each of the lenders who are or may from time to time become a party thereto (incorporated by reference to Exhibit 10.1 to Carrols Restaurant Group, Inc.'s Form 8-K filed on March 13, 2007)

Exhibit Number	Description
10.17	Pledge Agreement dated as of March 9, 2007 among Carrols Restaurant Group, Inc., Carrols Corporation and the Subsidiary Pledgors (as defined therein) in favor of Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.2 to Carrols Restaurant Group, Inc.'s Form 8-K filed on March 13, 2007)
10.18	Parent Guaranty Agreement dated as of March 9, 2007 by Carrols Restaurant Group, Inc., in favor of Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.3 to Carrols Restaurant Group, Inc.'s Form 8-K filed on March 13, 2007)
10.19	Subsidiary Guaranty Agreement dated as of March 9, 2007 among each of the Subsidiary Guarantors (as defined in the Subsidiary Guaranty Agreement) in favor of the Agent (incorporated by reference to Exhibit 10.4 to Carrols Restaurant Group, Inc.'s Form 8-K filed on March 13, 2007)
10.20	First Amendment to Loan Agreement dated as of July 2, 2007 (incorporated by reference to Exhibit 10.1 to Carrols Restaurant Group, Inc.'s and Carrols Corporation's Form 10-Q filed on August 10, 2007.)
10.21	Amended and Restated Employment Agreement dated as of December 13, 2008 by and among Carrols Restaurant Group, Inc., Carrols Corporation and Alan Vituli (1) (incorporated by reference to Exhibit 10.21 to Carrols Restaurant Group's and Carrols Corporation's 2008 Annual Report on Form 10-K)
10.22	Amended and Restated Employment Agreement dated as of December 13, 2008 by and among Carrols Restaurant Group, Inc., Carrols Corporation and Daniel T. Accordino (1) (incorporated by reference to Exhibit 10.22 to Carrols Restaurant Group's and Carrols Corporation's 2008 Annual Report on Form 10-K)
10.23	Amended and Restated Carrols Corporation and Subsidiaries Deferred Compensation Plan dated December 1, 2008 (1) (incorporated by reference to Exhibit 10.23 to Carrols Restaurant Group's and Carrols Corporation's 2008 Annual Report on Form 10-K)
10.24	Joinder Agreement dated as of May 28, 2008 by and among Carrols Corporation, certain subsidiaries of Carrols Corporation, Carrols Restaurant Group, Inc., Carrols LLC and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.2 of Carrols Restaurant Group, Inc.'s and Carrols Corporation's Form 10-Q filed on August 6, 2008.)
10.25	Registration Rights Agreement, dated as of June 16, 2009, by and among Carrols Restaurant Group, Inc., Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC (incorporated by reference to Exhibit 4.1 of Carrols Restaurant Group, Inc.'s and Carrols Corporation's Form 10-Q filed on August 5, 2009)
14.1	Carrols Restaurant Group, Inc. and Carrols Corporation Code of Ethics (incorporated by reference to Exhibit 14.1 to Carrols Restaurant Group's and Carrols Corporation's 2006 Annual Report on Form 10-K)
21.1	List of Subsidiaries*
23.1	Consent of Deloitte & Touche LLP*
31.1	Chief Executive Officer's Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Carrols Restaurant Group, Inc. *
31.2	Chief Financial Officer's Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Carrols Restaurant Group, Inc.*
31.3	Chief Executive Officer's Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Carrols Corporation*
31.4	Chief Financial Officer's Certificate Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Carrols Corporation*
32.1	Chief Executive Officer's Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Carrols Restaurant Group, Inc.*

Exhibit Number	Description
32.2	Chief Financial Officer's Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Carrols Restaurant Group, Inc. *
32.3	Chief Executive Officer's Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Carrols Corporation*
32.4	Chief Financial Officer's Certificate Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Carrols Corporation*

(1) Management contract or compensatory plan or arrangement identified pursuant to this report.

* Filed herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Carrols Restaurant Group, Inc.
Syracuse, NY

We have audited the accompanying consolidated balance sheets of Carrols Restaurant Group, Inc. and subsidiary (the "Company") as of January 2, 2011 and January 3, 2010, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three years in the period ended January 2, 2011. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2011 and January 3, 2010, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 2, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Rochester, NY
March 18, 2011

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(in thousands of dollars except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,144	$ 4,402
Trade and other receivables	5,213	5,971
Inventories	5,203	5,935
Prepaid rent	4,018	3,928
Prepaid expenses and other current assets	5,349	4,835
Refundable income taxes	869	1,185
Deferred income taxes (Note 10)	4,609	4,834
Total current assets	28,405	31,090
Property and equipment, net (Note 2)	186,850	192,724
Franchise rights, net (Note 3)	70,432	73,674
Goodwill (Note 3)	124,934	124,934
Intangible assets, net	419	543
Franchise agreements, at cost less accumulated amortization of $6,102 and $5,854, respectively	5,629	5,924
Deferred income taxes (Note 10)	1,949	1,935
Other assets	7,684	9,153
Total assets	$426,302	$439,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt (Note 7)	$ 15,538	$ 12,985
Accounts payable	13,944	15,983
Accrued interest	6,853	6,880
Accrued payroll, related taxes and benefits	19,504	21,454
Accrued real estate taxes	4,778	4,780
Other liabilities	7,434	9,061
Total current liabilities	68,051	71,143
Long-term debt, net of current portion (Note 7)	237,914	260,108
Lease financing obligations (Note 8)	10,061	9,999
Deferred income—sale-leaseback of real estate (Note 6)	40,472	43,088
Accrued postretirement benefits (Note 15)	1,845	1,914
Other liabilities (Note 5)	23,052	22,321
Total liabilities	381,395	408,573
Commitments and contingencies (Note 13)		
Stockholders' equity (Note 11):		
Preferred stock, par value $.01; authorized 20,000,000 shares, issued and outstanding—none	—	—
Voting common stock, par value $.01; authorized 100,000,000 shares, issued and outstanding—21,632,402 and 21,611,707 shares, respectively	216	216
Additional paid-in capital	3,474	1,759
Retained earnings	39,823	27,907
Accumulated other comprehensive income (Note 15)	1,535	1,663
Treasury stock, at cost	(141)	(141)
Total stockholders' equity	44,907	31,404
Total liabilities and stockholders' equity	$426,302	$439,977

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars except share and per share amounts)

	2010	2009	2008
Revenues:			
Restaurant sales	$ 794,611	$ 814,534	$ 814,893
Franchise royalty revenues and fees	1,533	1,606	1,434
Total revenues	796,144	816,140	816,327
Costs and expenses:			
Cost of sales	240,635	237,446	244,816
Restaurant wages and related expenses (including stock-based compensation expense of $50, $215 and $233, respectively)	235,075	239,553	236,215
Restaurant rent expense (Note 6)	48,578	49,709	46,686
Other restaurant operating expenses	114,643	117,761	123,278
Advertising expense	30,362	31,172	31,329
General and administrative (including stock-based compensation expense of $1,601, $1,196 and $1,706, respectively)	51,021	51,851	52,663
Depreciation and amortization	32,459	32,520	32,436
Impairment and other lease charges (Note 4)	7,323	2,771	5,521
Other income (Note 9)	(444)	(720)	(580)
Total operating expenses	759,652	762,063	772,364
Income from operations	36,492	54,077	43,963
Interest expense	18,805	19,638	28,033
Gain on extinguishment of debt (Note 7)	—	—	(4,368)
Income before income taxes	17,687	34,439	20,298
Provision for income taxes (Note 10)	5,771	12,604	7,546
Net income	$ 11,916	$ 21,835	$ 12,752
Basic net income per share (Note 16)	$ 0.55	$ 1.01	$ 0.59
Diluted net income per share (Note 16)	$ 0.55	$ 1.00	$ 0.59
Basic weighted average common shares outstanding (Note 16)	21,620,550	21,594,366	21,573,500
Diluted weighted average common shares outstanding (Note 16)	21,835,417	21,768,683	21,575,773

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars except share amounts)

	Voting Common Stock Shares	Voting Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance at January 1, 2008	21,571,565	$216	$(1,591)	$ (6,680)	$1,361	$(141)	$ (6,835)
Stock-based compensation	—	—	1,939	—	—	—	1,939
Vesting of restricted shares	20,897	—	—	—	—	—	
Comprehensive income:							
Net income	—	—	—	12,752	—	—	12,752
Change in postretirement benefit obligations, net of tax of $378 (Note 15)	—	—	—	—	603	—	603
Total comprehensive income							13,355
Balance at December 31, 2008	21,592,462	216	348	6,072	1,964	(141)	8,459
Stock-based compensation	—	—	1,411	—	—	—	1,411
Vesting of restricted shares	19,245	—	—	—	—	—	
Comprehensive income:							
Net income	—	—	—	21,835	—	—	21,835
Change in postretirement benefit obligations, net of tax of $192 (Note 15)	—	—	—	—	(301)	—	(301)
Total comprehensive income							21,534
Balance at December 31, 2009	21,611,707	216	1,759	27,907	1,663	(141)	31,404
Stock-based compensation	—	—	1,651	—	—	—	1,651
Exercise of stock options	15,422		64				64
Vesting of restricted shares	5,273	—	—	—	—	—	—
Comprehensive income:							
Net income	—	—	—	11,916	—	—	11,916
Change in postretirement benefit obligations, net of tax of $98 (Note 15)	—	—	—	—	(128)	—	(128)
Total comprehensive income							11,788
Balance at December 31, 2010	21,632,402	$216	$ 3,474	$39,823	$1,535	$(141)	$44,907

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)

	2010	2009	2008
Cash flows provided from operating activities:			
Net income	$ 11,916	$ 21,835	$ 12,752
Adjustments to reconcile net income to net cash provided from operating activities:			
Loss on disposals of property and equipment	612	121	542
Stock-based compensation	1,651	1,411	1,939
Impairment and other lease charges	7,323	2,771	5,521
Depreciation and amortization	32,459	32,520	32,436
Amortization of deferred financing costs	948	991	1,180
Amortization of unearned purchase discounts	—	(2,149)	(2,148)
Amortization of deferred gains from sale-leaseback transactions	(3,347)	(3,178)	(2,212)
Gain on settlements of lease financing obligations	—	(133)	(48)
Accretion of interest on lease financing obligations	62	47	229
Deferred income taxes	299	5,010	3,396
Gain on extinguishment of debt	—	—	(4,368)
Changes in other operating assets and liabilities:			
Refundable income taxes	316	(1,185)	—
Accounts payable	(2,199)	(2,399)	(1,383)
Accrued interest	(27)	(862)	(406)
Accrued payroll, related taxes and benefits	(1,950)	6,023	(3,238)
Accrued income taxes	—	(2,099)	1,166
Other	(1,315)	1,964	(712)
Net cash provided from operating activities	46,748	60,688	44,646
Cash flows used for investing activities:			
Capital expenditures:			
New restaurant development	(14,079)	(9,696)	(35,856)
Restaurant remodeling	(12,226)	(12,404)	(11,610)
Other restaurant capital expenditures	(9,355)	(10,664)	(8,420)
Corporate and restaurant information systems	(1,387)	(4,180)	(6,522)
Total capital expenditures	(37,047)	(36,944)	(62,408)
Properties purchased for sale-leaseback	(3,735)	(2,906)	—
Proceeds from sale-leaseback transactions	12,442	8,662	14,642
Proceeds from sales of other properties	—	819	119
Net cash used for investing activities	(28,340)	(30,369)	(47,647)
Cash flows used for financing activities:			
Borrowings on revolving credit facility	97,100	102,300	142,100
Repayments on revolving credit facility	(99,000)	(118,400)	(124,100)
Scheduled principal payments on term loans	(11,727)	(12,000)	(3,000)
Principal pre-payments on term loans	(6,023)	—	—
Principal payments on capital leases	(80)	(102)	(146)
Proceeds from stock option exercises	64	—	—
Proceeds from lease financing obligations	—	835	—
Settlement of lease financing obligations	—	(1,945)	(5,500)
Financing costs associated with issuance of lease financing obligations	—	(4)	—
Repurchase of senior subordinated notes	—	—	(10,350)
Net cash used for financing activities	(19,666)	(29,316)	(996)
Net increase (decrease) in cash and cash equivalents	(1,258)	1,003	(3,997)
Cash and cash equivalents, beginning of year	4,402	3,399	7,396
Cash and cash equivalents, end of year	$ 3,144	$ 4,402	$ 3,399
Supplemental disclosures:			
Interest paid on long-term debt	$ 16,908	$ 18,433	$ 22,475
Interest paid on lease financing obligations	$ 914	$ 1,163	$ 4,603
Accruals for capital expenditures	$ 613	$ 453	$ 860
Income taxes paid, net	$ 5,124	$ 10,877	$ 2,985
Capital lease obligations incurred	$ 123	$ —	$ 158
Non-cash reduction of assets under lease financing obligations due to lease amendments	$ —	$ 2,362	$ 23,339
Non-cash reduction of lease financing obligations due to lease amendments	$ —	$ 3,713	$ 32,565

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars, except share and per share amounts)

1. Description of Business and Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements presented herein include the accounts of Carrols Restaurant Group, Inc. ("Carrols Restaurant Group" or the "Company") and its wholly-owned subsidiary Carrols Corporation ("Carrols"). Carrols Restaurant Group is a holding company and conducts all of its operations through Carrols and its wholly-owned subsidiaries. Unless the context otherwise requires, Carrols Restaurant Group, Carrols and the direct and indirect subsidiaries of Carrols are collectively referred to as the "Company." All intercompany transactions have been eliminated in consolidation.

The difference between the consolidated financial statements of Carrols Restaurant Group and Carrols is due to additional rent expense of approximately $6 per year for Carrols Restaurant Group and the composition of stockholders' equity.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal years ended December 30, 2008, January 3, 2010 and January 2, 2011 will be referred to as fiscal years ended December 31, 2008, 2009 and 2010, respectively. The fiscal year ended December 31, 2009 contained 53 weeks and the fiscal years ended December 31, 2010 and 2008 each contained 52 weeks.

Business Description. At January 2, 2011, the Company operated, as franchisee, 305 quick-service restaurants under the trade name "Burger King" in 12 Northeastern, Midwestern and Southeastern states. At January 2, 2011, the Company also owned and operated 91 Pollo Tropical restaurants, of which 86 were in Florida and five were in New Jersey, and franchised a total of 29 Pollo Tropical restaurants, 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad and three on college campuses in Florida. At January 2, 2011, the Company also owned and operated 155 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico, one in Texas and one in Georgia.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: accrued occupancy costs, insurance liabilities, income taxes, evaluation for impairment of goodwill, long-lived assets and Burger King franchise rights and lease accounting matters. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories. Inventories, primarily consisting of food and paper, are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Property and Equipment. The Company capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost. Repair and maintenance activities are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Owned buildings	5 to 30 years
Equipment	3 to 7 years
Computer hardware and software	3 to 7 years
Assets subject to capital leases	Shorter of useful life or lease term

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non-exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are depreciated over the lease term, which is generally a 20-year period.

Burger King Franchise Rights. For its previous Burger King restaurant acquisitions, the Company generally allocated to franchise rights, an intangible asset, the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets acquired. Amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty year renewal period.

Burger King Franchise Agreements. Fees for initial franchises and renewals are amortized using the straight-line method over the term of the agreement, which is generally twenty years.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment at least annually as of December 31.

Long-Lived Assets. The Company assesses the recoverability of property and equipment, franchise rights and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Deferred Financing Costs. Financing costs incurred in obtaining long-term debt and lease financing obligations (included in other assets) are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method.

Leases. All leases are reviewed for capital or operating classification at their inception. The majority of the Company's leases are operating leases. Many of the lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is

(in thousands of dollars, except share and per share amounts)

recognized on a straight-line basis over the lease term, including any option periods included in the determination of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations. Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. The assets (land and building) subject to these obligations remain on the Company's consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on the Company's incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition. Revenues from Company owned and operated restaurants are recognized when payment is tendered at the time of sale. Franchise royalty revenues associated with Pollo Tropical and Taco Cabana restaurants are based on a percent of gross sales and are recorded as income when earned.

Unearned Purchase Discounts. Unearned purchase discounts are amortized as a reduction of cost of sales either over the life of the supplier contract or the estimated purchase commitment period. In 2000, Burger King Corporation arranged for the Coca-Cola Company and Dr. Pepper/Seven-Up, Inc. to provide funding to franchisees in connection with certain initiatives to upgrade restaurants. The Company received approximately $19.8 million in 2000 and $1.6 million in 2001 under this arrangement with these suppliers. The total amount of these purchase discounts amortized for each of the years ended December 31, 2009 and 2008 was $2.2 million. As of December 31, 2009 these purchase discounts were fully amortized.

Income Taxes. Deferred tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs. All advertising costs are expensed as incurred.

Cost of Sales. The Company includes the cost of food, beverage and paper, net of any discounts, in cost of sales.

Pre-opening Costs. The Company's pre-opening costs are expensed as incurred and generally include payroll costs associated with opening the new restaurant, rent and promotional costs.

Insurance. The Company is insured for workers' compensation, general liability and medical insurance claims under policies where it pays all claims, subject to stop-loss limitations both for individual claims and claims in the aggregate. Losses are accrued based upon the Company's estimates of the aggregate liability for claims based on Company experience and certain actuarial methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

(in thousands of dollars, except share and per share amounts)

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

- *Current Assets and Liabilities.* The carrying value of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of those instruments.
- *Senior Subordinated Notes.* The fair values of outstanding senior subordinated notes are based on quoted market prices. The fair values at December 31, 2010 and 2009 were approximately $165.4 million and $167.5 million, respectively.
- *Revolving and Term Loan Facilities.* Rates and terms under Carrols' senior credit facility are favorable to debt with similar terms and maturities that could be obtained, if at all, at December 31, 2010. Given the lack of comparative information regarding such debt, including the lack of trading in our Term A debt, it is not practicable to estimate the fair value of our existing borrowings under Carrols' senior credit facility at December 31, 2010 and 2009.

See Note 4 for discussion of the fair value measurement of non-financial assets.

Net Income per Share. Basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options using the treasury stock method.

Stock-Based Compensation. The Company applies the Black-Scholes valuation model in determining the fair value of stock options granted to employees, which is then amortized on a straight-line basis to compensation expense over the requisite service period. For restricted stock awards, the fair market value of the award, determined based upon the closing value of the Company's stock price on the grant date, is recorded to compensation expense on a straight-line basis over the vesting period.

The Company has adopted an incentive stock plan under which incentive stock options, non-qualified stock options and restricted shares may be granted to employees and non-employee directors. On an annual basis, the Company has granted incentive stock options, non-qualified stock options and restricted shares under these plans. The stock options granted generally vest at 20% per year and expire seven years from the date of grant. Restricted shares granted to employees generally vest 100% after three years and restricted shares granted to non-employee directors generally vest at varying rates over two to five years. The fair value of shares granted is determined based on the Company's closing stock price on the date of grant. Stock-based compensation related to these grants totaled $1.7 million, $1.4 million and $1.9 million in 2010, 2009 and 2008, respectively.

(in thousands of dollars, except share and per share amounts)

The weighted average fair-value of the options granted in 2010, 2009 and 2008 was $3.03, $1.19 and $2.64, respectively, which was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.32%	1.36%	3.06%
Annual dividend yield	0%	0%	0%
Expected term	4.8 years	4.8 years	4.8 years
Expected volatility	53%	49%	33%

The assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected term of the award. The risk-free rate of interest was based on the zero coupon U.S. Treasury bond rates appropriate for the expected term of the award. There are no expected dividends as the Company does not currently plan to pay dividends on its common stock. Expected stock price volatility was based on the expected volatility of a peer group that had actively traded stock during the period immediately preceding the share-based award grant. The expected term is estimated by using the actual contractual term of the awards and the expected length of time for the employees to exercise the awards. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on the Company's historical experience and future expectations. Also see Note 11 to the consolidated financial statements.

Gift cards. The Company sells gift cards to its customers in its restaurants and through selected third parties. The Company recognizes revenue from gift cards upon redemption by the customer. The gift cards sold to its Pollo Tropical and Taco Cabana customers have no stated expiration dates and are subject to escheatment rights in certain states. Proceeds from the sale of gift cards at the Company's Burger King restaurants are remitted to Burger King Corporation. Revenues from gift card breakage or from inactive gift cards related to Pollo Tropical and Taco Cabana are not material to the Company's consolidated financial statements.

Subsequent Events. The Company reviewed and evaluated for subsequent events through the issuance date of the Company's financial statements. See Note 17 to the consolidated financial statements.

Recent Accounting Pronouncements.

There are currently no recent accounting pronouncements which had or are expected to have a material impact on the Company's consolidated financial statements as of the date of this report.

2. Property and Equipment

Property and equipment at December 31 consisted of the following:

	December 31,	
	2010	2009
Land	$ 24,054	$ 21,588
Owned buildings	25,971	26,086
Leasehold improvements	196,606	191,275
Equipment	226,956	220,339
Assets subject to capital leases	6,865	6,848
	480,452	466,136
Less accumulated depreciation and amortization	(293,602)	(273,412)
	$ 186,850	$ 192,724

(in thousands of dollars, except share and per share amounts)

Assets subject to capital leases primarily pertain to buildings leased for certain restaurant locations and certain corporate equipment and had accumulated amortization at December 31, 2010 and 2009 of $5,906 and $5,887, respectively. At December 31, 2010 and 2009, land of $4,175 and $4,176, respectively, and owned buildings of $4,867 and $4,888 respectively, were subject to lease financing obligations accounted for under the lease financing method (See Note 8). Accumulated depreciation pertaining to owned buildings subject to lease financing obligations at December 31, 2010 and 2009 was $1,883 and $1,690, respectively.

Depreciation expense for all property and equipment for the years ended December 31, 2010, 2009 and 2008 was $28,518, $28,563 and $28,427, respectively.

3. Goodwill and Franchise Rights

Goodwill. The Company is required to review goodwill for impairment annually or more frequently when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the operating segment level: its Burger King restaurants, operating as a franchisee; Pollo Tropical and Taco Cabana each at the brand level.

In performing its goodwill impairment test, the Company compared the net book values of its reporting units to their estimated fair values, the latter determined by employing a combination of a discounted cash flow analysis and a market-based approach. The results of the discounted cash flow analyses were corroborated with other value indicators where available, such as comparable company earnings multiples.

There have been no changes in goodwill or goodwill impairment losses for the years ended December 31, 2010, 2009 and 2008. Goodwill is summarized below:

	Pollo Tropical	Taco Cabana	Burger King	Total
Balance, December 31, 2010 and 2009	$56,307	$67,177	$1,450	$124,934

Burger King Franchise Rights. Amounts allocated to franchise rights for each Burger King acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty year renewal period. Following is a summary of the Company's Burger King franchise rights as of the respective balance sheet dates:

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise rights	$138,169	$67,737	$138,308	$64,634

Amortization expense related to Burger King franchise rights for the years ended December 31, 2010, 2009 and 2008 was $3,197, $3,196 and $3,197, respectively and the Company expects annual amortization to be $3,197 for each of the years ending 2011 through 2015.

The Company assesses the potential impairment of Burger King franchise rights whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an indicator of impairment

(in thousands of dollars, except share and per share amounts)

exists, an estimate of the aggregate undiscounted cash flows from the acquired restaurants is compared to the respective carrying value of franchise rights for each Burger King acquisition. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value. An impairment charge of $45 was recorded for franchise rights related to a closed restaurant location for the year ended December 31, 2010. No impairment charges were recorded related to the Company's Burger King franchise rights for the years ended December 31, 2009 and 2008.

4. Impairment of Long-Lived Assets and Other Lease Charges

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset's carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value plus any lease liabilities to be incurred for non-operating restaurants, net of any estimated sublease recoveries.

The Company determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy. The non-financial assets measured at fair value associated with impairment charges recorded in 2010 totaled $1.3 million at December 31, 2010. They consist of restaurant equipment, which will be used in other Company restaurants with its value determined based upon the Company's experience of amounts utilized from prior restaurant closures, and an owned restaurant property valued based on recent property sales in that restaurant's trade area.

Impairment and other lease charges recorded on long-lived assets for the Company's segments were as follows:

	Year Ended December 31,		
	2010	2009	2008
Burger King	$ 709	$ 487	$ 150
Pollo Tropical	4,671	2,152	3,181
Taco Cabana	1,943	132	2,190
	$7,323	$2,771	$5,521

During the year ended December 31, 2010, the Company recorded impairment and other lease charges of $7.3 million which included $3.2 million for three underperforming Pollo Tropical restaurants, $0.7 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant and $0.7 million in other lease charges for non-operating Pollo Tropical properties which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closures to the end of the remaining lease term, net of any estimated cost recoveries from subletting the properties. In addition, the Company recorded charges of $1.1 million for an underperforming Taco Cabana restaurant, $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant and $0.5 million in charges for non-operating Taco Cabana restaurant properties which principally consisted of a reduction in estimated cost recoveries from subletting the properties through the end of the remaining lease term. The Company also recorded impairment charges of $0.7 million associated with certain underperforming Burger King restaurants.

(in thousands of dollars, except share and per share amounts)

The Company closed one Pollo Tropical restaurant in 2009 whose fixed assets were impaired in 2008, and recorded a charge of $0.3 million in 2009 which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term, net of any estimated cost recoveries from subletting the property. During 2009, the Company also recorded fixed asset impairment charges of $1.9 million associated with an underperforming Pollo Tropical restaurant and $0.4 million associated with two underperforming Burger King restaurants.

During 2008, the Company closed two Taco Cabana restaurants and recorded a charge of $2.2 million, including a fixed asset impairment charge of $1.7 million and other lease charges of $0.5 million which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term, net of any estimated cost recoveries from subletting the properties. In 2008, the Company also recorded a fixed asset impairment charge of $3.1 million associated with three underperforming Pollo Tropical restaurants, one of which was subsequently closed in 2009 as noted above.

5. Other Liabilities, Long-Term

Other liabilities, long-term, at December 31, consisted of the following:

	December 31,	
	2010	2009
Accrued occupancy costs	$13,250	$11,572
Accrued workers' compensation costs	3,423	4,018
Deferred compensation	2,937	3,210
Other	3,442	3,521
	$23,052	$22,321

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent and accruals to expense operating lease rental payments on a straight-line basis over the lease term.

The following table presents the activity in the exit cost reserve included in accrued occupancy costs:

	Year ended December 31,	
	2009	2010
Balance, beginning of year	$1,050	$ 862
Changes in estimates of accrued costs	276	1,279
Payments, net	(475)	(632)
Other adjustments	11	156
Balance, end of year	$ 862	$1,665

6. Leases

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company's operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and in most cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance and utilities.

(in thousands of dollars, except share and per share amounts)

In the years ended December 31, 2010, 2009 and 2008, the Company sold eight, six and twelve restaurant properties in sale-leaseback transactions for net proceeds of $12,442, $8,662 and $14,642, respectively. These leases have been classified as operating leases and generally contain a twenty-year initial term plus renewal options.

Deferred gains on sale-leaseback transactions of $729, $2,819 and $14,311 were recognized during the years ended December 31, 2010, 2009 and 2008, respectively, and are being amortized over the term of the related leases. The amortization of deferred gains on sale-leaseback transactions was $3,347, $3,178 and $2,212 for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum rent commitments under capital and non-cancelable operating leases at December 31, 2010 were as follows:

Years Ending December 31,	Capital	Operating
2011	$ 157	$ 49,351
2012	149	47,511
2013	151	45,582
2014	145	43,397
2015	207	41,380
Thereafter	1,441	311,363
Total minimum lease payments	2,250	$538,584
Less amount representing interest	(1,048)	
Total obligations under capital leases	1,202	
Less current portion	(58)	
Long-term obligations under capital leases	$ 1,144	

Total rent expense on operating leases, including percentage rent on both operating and capital leases, was as follows:

	Year ended December 31,		
	2010	2009	2008
Minimum rent on real property	$46,586	$46,727	$43,191
Additional rent based on percentage of sales	1,992	2,982	3,495
Restaurant rent expense	48,578	49,709	46,686
Administrative and equipment rent	929	1,295	1,637
	$49,507	$51,004	$48,323

(in thousands of dollars, except share and per share amounts)

7. Long-Term Debt

Long-term debt at December 31 consisted of the following:

	December 31, 2010	December 31, 2009
Collateralized:		
Senior Credit Facility-Revolving credit facility	$ —	$ 1,900
Senior Credit Facility-Term loan A facility	87,250	105,000
Unsecured:		
9% Senior Subordinated Notes	165,000	165,000
Capital leases (Note 6)	1,202	1,193
	253,452	273,093
Less: current portion	(15,538)	(12,985)
	$237,914	$260,108

Senior Credit Facility. Carrols' senior credit facility totals $185 million, consisting of $120 million principal amount of term loan A borrowings maturing on March 9, 2013 (or earlier on September 30, 2012 if Carrols' 9% Senior Subordinated Notes due 2013 are not refinanced by June 30, 2012) and a $65.0 million revolving credit facility (including a sub-limit of up to $25.0 million for letters of credit and up to $5.0 million for swingline loans) maturing on March 8, 2012.

The term loan and revolving credit borrowings under the senior credit facility bear interest at a per annum rate, at Carrols' option, of either:

1) the applicable margin ranging from 0% to 0.25% based on Carrols' senior leverage ratio (as defined in the senior credit facility) plus the greater of (i) the prime rate or (ii) the federal funds rate for that day plus 0.5%; or

2) Adjusted LIBOR plus the applicable margin percentage in effect ranging from 1.0% to 1.5% based on Carrols' senior leverage ratio. At January 2, 2011, the LIBOR margin was 1.0%.

During the year ended December 31, 2010, Carrols made a required principal prepayment of approximately $1.0 million based on 25% of Carrols' Excess Cash Flow for the year ended December 31, 2009, as defined. The Company also made a principal prepayment of $5.0 million on outstanding term loan A borrowings in the fourth quarter of 2010. At January 2, 2011, outstanding term loan A borrowings were $87.3 million with the remaining balance due and payable as follows:

1) one quarterly installment of approximately $2.8 million on March 31, 2011;

2) four quarterly installments of approximately $4.2 million beginning on June 30, 2011; and

3) four quarterly installments of approximately $16.9 million beginning on June 30, 2012.

Under the senior credit facility, Carrols is required to make mandatory prepayments of principal on term loan A facility borrowings (a) annually in an amount up to 50% of Excess Cash Flow depending upon Carrols' Total Leverage Ratio (as such terms are defined in the senior credit facility), (b) in the event of certain dispositions of assets (all subject to certain exceptions) and insurance proceeds, in an amount equal to 100% of the net proceeds received by Carrols therefrom, and (c) in an amount equal to 100% of the net proceeds from any subsequent issuance of debt. For the year ended December 31, 2010, there was not a required prepayment based on the Excess

(in thousands of dollars, except share and per share amounts)

Cash Flow for 2010, as defined. For the year ended December 31, 2009, Carrols was required to make a principal prepayment of approximately $1.0 million in 2010, or 25% of the Excess Cash Flow for 2009, as defined.

The senior credit facility contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the senior credit facility if there is a default in the payment of any principal of or interest on any indebtedness of Carrols having an outstanding principal amount of at least $2.5 million (excluding lease financing obligations but which would include the Indenture governing the Notes) or any event or condition which results in the acceleration of such indebtedness prior to its stated maturity.

In general, Carrols' obligations under the senior credit facility are guaranteed by the Company and all of Carrols' material subsidiaries and are collateralized by a pledge of Carrols' common stock and the stock of each of Carrols' material subsidiaries. The senior credit facility contains certain covenants, including, without limitation, those limiting Carrols' ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its business, engage in transactions with related parties, make certain investments or pay dividends. In addition, Carrols is required to meet certain financial ratios, including fixed charge coverage, senior leverage, and total leverage ratios (all as defined under the senior credit facility). Carrols was in compliance with the covenants under its senior credit facility as of January 2, 2011.

After reserving $13.7 million for letters of credit guaranteed by the facility, $51.3 million was available for borrowings under the revolving credit facility at January 2, 2011.

Senior Subordinated Notes. On December 15, 2004, Carrols issued $180.0 million of 9% Senior Subordinated Notes due 2013 (the "Notes") that bear interest at a rate of 9% payable semi-annually on January 15 and July 15 and mature on January 15, 2013. The Notes are redeemable at the option of Carrols in whole or in part at 100% of the principal amount after January 15, 2011.

During 2008, Carrols repurchased and retired $15.0 million principal amount of the Notes in open market transactions for $10.4 million resulting in a gain on extinguishment of debt of $4.4 million, net of the write-off of deferred financing costs.

Restrictive covenants under the Notes include limitations with respect to Carrols' ability to incur additional debt, incur liens, sell or acquire assets or businesses, pay dividends and make certain investments. Carrols was in compliance as of January 2, 2011 with the restrictive covenants in the Indenture governing the Notes.

The Indenture governing the Notes contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the Notes and the Indenture if there is a default under any indebtedness of Carrols having an outstanding principal amount of $20 million or more (which would include the senior credit facility) if such default results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

At January 2, 2011, principal payments required on all long-term debt are as follows:

2011	$ 15,538
2012	54,936
2013	181,945
2014	56
2015	48
Thereafter	929
	$253,452

(in thousands of dollars, except share and per share amounts)

The weighted average interest rate on all debt, excluding lease financing obligations, for the years ended December 31, 2010, 2009 and 2008 was 6.1%, 5.9% and 6.9%, respectively. Interest expense on the Company's long-term debt, excluding lease financing obligations, was $17,811, $18,540 and $23,177 for the years ended December 31, 2010, 2009 and 2008, respectively.

8. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years that did not qualify for sale-leaseback accounting and as a result were classified as financing transactions. Under the financing method, the assets remain on the consolidated balance sheet and proceeds received by the Company from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales. These leases also require payment of property taxes, insurance and utilities.

During 2009, the Company settled $1.9 million of lease financing obligations which included a purchase of one restaurant property previously subject to a lease financing obligation for $1.1 million and the settlement of the lease financing obligation incurred previously in 2009 for $0.8 million. The Company also modified provisions of three of its restaurant leases previously accounted for as lease financing obligations which allowed the respective sale transactions to qualify for sale-leaseback accounting. As a result of these transactions in 2009, lease financing obligations were reduced by $4.9 million, assets under lease financing obligations were reduced by $2.7 million and deferred gains on qualified sale-leaseback transactions of $1.2 million were recorded.

During 2008, the Company exercised its right of first refusal under the leases for certain restaurant properties previously accounted for as lease financing obligations and purchased these properties from the lessor. As a result, the Company reduced its lease financing obligations by $5.5 million. In 2008, the Company also amended or modified certain lease provisions and terminated certain purchase options, for certain restaurant leases previously accounted for as lease financing obligations. The changes permitted 24 leases to qualify as operating leases and the related sale-leaseback transactions to be recorded as sales, which removed all of the respective assets under lease financing obligations and related liabilities from its consolidated balance sheet. The gains from these sales were generally deferred and are being amortized as an adjustment to rent expense over the remaining term of the underlying leases.

As a result of these transactions in 2008, the Company reduced its lease financing obligations by $38.1 million, reduced its assets under lease financing obligations by $23.3 million and recorded deferred gains of $8.8 million. Of these amounts, reductions of $32.6 million of lease financing obligations and $23.3 million of assets under lease financing obligations were reflected as non-cash transactions in the 2008 consolidated statement of cash flows.

(in thousands of dollars, except share and per share amounts)

At December 31, 2010, payments required on lease financing obligations were as follows:

2011	$ 977
2012	978
2013	979
2014	983
2015	986
Thereafter, through 2023	15,724
Total minimum lease payments	20,627
Less: Interest implicit in obligations	(10,566)
Total lease financing obligations	$ 10,061

The interest rates on lease financing obligations ranged from 8.5% to 10.5% at December 31, 2010. Interest expense on lease financing obligations totaled $994, $1,098 and $4,856 for the years ended December 31, 2010, 2009 and 2008, respectively.

9. Other Income

In 2010, the Company recorded a gain of $0.4 million related to a property insurance recovery from a fire at a Burger King restaurant.

During 2009, the Company recorded net gains of $0.7 million which included a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants associated with Hurricane Ike, $0.2 million related to the sale of a non-operating property and a loss of $0.1 million associated with a sale-leaseback of a restaurant property.

In 2008, the Company recorded gains of $0.6 million, which included $0.1 million related to the sale of a Taco Cabana property and $0.5 million related to an insurance recovery for damages to a Taco Cabana restaurant property in Galveston, Texas during Hurricane Ike.

(in thousands of dollars, except share and per share amounts)

10. Income Taxes

The provision for income taxes was comprised of the following for the years ended December 31:

	Year ended December 31,		
	2010	2009	2008
Current:			
Federal	$4,076	$ 5,861	$2,845
Foreign	256	310	294
State	1,140	1,423	1,011
	5,472	7,594	4,150
Deferred (prepaid):			
Federal	399	4,205	2,368
State	(86)	817	1,218
	313	5,022	3,586
Valuation allowance	(14)	(12)	(190)
	$5,771	$12,604	$7,546

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
Current deferred income tax assets:		
Inventory and other reserves	$ 29	$ 23
Accrued vacation benefits	2,587	2,559
Other accruals	1,993	2,252
Current deferred income tax assets	4,609	4,834
Long term deferred income tax assets (liabilities):		
Deferred income on sale-leaseback of certain real estate	15,153	16,135
Lease financing obligations	1,016	905
Postretirement benefit expenses	1,695	1,810
Accumulated other comprehensive income—postretirement benefits	(979)	(1,077)
Property and equipment depreciation	1,205	1,267
State net operating loss carryforwards	728	570
Amortization of other intangibles, net	(30)	(18)
Amortization of franchise rights	(24,421)	(24,196)
Occupancy costs	5,200	4,451
Tax credit carryforwards	549	563
Other	2,382	2,088
Long-term net deferred income tax assets	2,498	2,498
Less: Valuation allowance	(549)	(563)
Total long-term deferred income tax assets	1,949	1,935
Carrying value of net deferred income tax assets	$ 6,558	$ 6,769

(in thousands of dollars, except share and per share amounts)

The Company's state net operating loss carryforwards expire in varying amounts through 2030.

The Company establishes a valuation allowance to reduce the carrying amount of deferred tax assets when it is more likely than not that it will not realize some portion or all of the tax benefit of its deferred tax assets. The Company evaluates whether its deferred tax assets are probable of realization on a quarterly basis. In performing this analysis, the Company considers all available evidence including historical operating results, the estimated timing of future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards. At December 31, 2010 and 2009, the Company had a valuation allowance of $549 and $563, respectively, against net deferred tax assets due primarily to foreign income tax credit carryforwards where realization of the related deferred tax asset amounts was not likely. The estimation of future taxable income for federal and state purposes and the Company's ability to realize deferred tax assets pertaining to state net operating loss carryforwards and foreign tax credit carryforwards can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to future changes that could be material.

The Company's effective tax rate was 32.6%, 36.6% and 37.2% for the years ended December 31, 2010, 2009, and 2008, respectively. A reconciliation of the statutory federal income tax provision to the effective tax provision for the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Statutory federal income tax provision	$ 6,193	$12,056	$ 7,108
State income taxes, net of federal benefit	685	1,456	1,449
Stock-based compensation expense	356	294	290
Change in valuation allowance	(14)	(12)	(190)
Non-deductible expenses	82	60	66
Foreign taxes	256	310	294
Employment tax credits	(1,570)	(1,024)	(1,063)
Foreign tax credits	(256)	(310)	(294)
Miscellaneous	39	(226)	(114)
	$ 5,771	$12,604	$ 7,546

The Company's policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. At December 31, 2010 and 2009, the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions. The tax years 2007 – 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

11. Stockholders' Equity

2006 Stock Incentive Plan. In 2006, the Company adopted a stock plan entitled the 2006 Stock Incentive Plan (the "2006 Plan") and reserved and authorized a total of 3,300,000 shares of common stock for grant thereunder. In 2010, the Company granted an aggregate of 552,000 stock option shares and issued an aggregate of 14,478 restricted shares to non-employee directors and 11,000 restricted shares to certain employees. In 2009, the Company granted an aggregate of 529,000 stock option shares, issued an aggregate of 12,100 restricted shares to certain employees and granted 15,000 non-qualified stock option shares to non-employee directors under the 2006 Plan. In 2008, the Company granted an aggregate of 588,820 stock option shares and issued an aggregate of 14,100 restricted shares to certain employees and 10,500 non-qualified stock option shares to non-employee directors under the 2006 Plan. As of December 31, 2010, 584,707 shares were available for future grant or issuance.

The non-qualified stock options and incentive stock options ("ISO's") granted under the 2006 Plan are exercisable for up to one-fifth of the total number of options granted on or after the first anniversary of the grant date, and as of the first day of each month thereafter are exercisable for an additional one-sixtieth of the total number of options granted until fully exercisable. The options expire seven years from the date of the grant. The non-qualified stock options issued to outside directors vest over five years at the rate of one-fifth on each anniversary of the award, provided that the participant has continuously remained a director of the Company. The restricted stock awards issued to certain employees vest 100% on the third anniversary date of the award. The restricted stock awards issued to outside directors in 2010 vest over two years at the rate of one-half on each anniversary of the award, provided that the participant has continuously remained a director of the Company. Forfeiture rates are based on a stratification of employees by expected exercise behavior and range from 0% to 15%.

Stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008 totaled $1.7 million, $1.4 million and $1.9 million, respectively. A portion of the Company's granted options qualify as ISO's for income tax purposes, and as such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for financial reporting purposes because an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset until the time that the option is exercised.

The total non-vested stock-based compensation expense relating to the options and restricted shares is approximately $2.6 million at December 31, 2010 and approximately $1.3 million will be recorded as compensation expense in 2011 related to these grants. At December 31, 2010, the remaining weighted average vesting period for stock options was 2.98 years and for restricted shares was 1.52 years. Shares issued upon exercise of options have been previously registered with the SEC.

A summary of all option activity in 2010 under the Company's 2006 Plan was as follows:

	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)(1)
Options outstanding at January 1, 2010	2,130,758	$ 9.86	4.8	$2,340
Granted	552,000	6.41		
Exercised	(15,422)	2.76		
Forfeited	(79,319)	9.66		
Options outstanding at December 31, 2010	2,588,017	$ 9.17	4.2	$2,948
Vested or expected to vest at December 31, 2010	2,559,160	$ 9.19	4.2	$2,901
Options exercisable at December 31, 2010	1,301,640	$11.27	3.5	$ 890

(1) The aggregate intrinsic value was calculated using the difference between the market price of the Company's common stock at January 2, 2011 of $7.42 and the grant price for only those awards that had a grant price that was less than the market price of the Company's common stock at January 2, 2011.

(in thousands of dollars, except share and per share amounts)

The restricted stock activity in 2010 related to the Company's 2006 Plan was as follows:

	Shares	Weighted Average Grant Date Price
Nonvested at January 1, 2010	31,061	$ 8.04
Granted	25,478	5.28
Vested	(5,273)	13.51
Forfeited	(5,565)	5.69
Nonvested at December 31, 2010	45,701	$ 6.16

12. Business Segment Information

The Company is engaged in the quick-service and quick-casual restaurant industry, with three restaurant concepts: Burger King operating as a franchisee, Pollo Tropical and Taco Cabana, both Company-owned concepts. Pollo Tropical is a quick-casual restaurant chain offering a unique selection of food items reflecting tropical and Caribbean influences and features grilled marinated chicken and authentic "made from scratch" side dishes. Taco Cabana is a quick-casual restaurant chain featuring fresh Mexican style food, including flame-grilled beef and chicken fajitas, quesadillas and other Tex-Mex dishes.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The following table includes Adjusted Segment EBITDA which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment losses and other lease charges, stock-based compensation expense, other income and gains and losses on extinguishment of debt.

(in thousands of dollars, except share and per share amounts)

The "Other" column includes corporate related items not allocated to reportable segments, including stock-based compensation expense. Other identifiable assets consist primarily of cash, certain other assets, corporate property and equipment including restaurant information systems expenditures, goodwill and deferred income taxes.

	Pollo Tropical	Taco Cabana	Burger King	Other	Consolidated
Year ended December 31, 2010					
Revenues	$187,293	$251,778	$357,073	$ —	$796,144
Cost of sales	60,045	75,191	105,399	—	240,635
Restaurant wages and related expenses	45,880	76,611	112,534	50	235,075
General and administrative expense (1)	12,025	10,748	26,647	1,601	51,021
Depreciation and amortization	7,955	8,813	13,876	1,815	32,459
Adjusted Segment EBITDA	30,300	27,425	19,756		
Identifiable assets	51,125	63,061	142,922	169,194	426,302
Capital expenditures	9,891	13,354	12,415	1,387	37,047
Year ended December 31, 2009					
Revenues	$177,840	$254,280	$384,020	$ —	$816,140
Cost of sales	58,287	73,783	105,376	—	237,446
Restaurant wages and related expenses	43,964	76,053	119,321	215	239,553
General and administrative expense (1)	10,292	11,436	28,927	1,196	51,851
Depreciation and amortization	8,049	9,374	13,486	1,611	32,520
Adjusted Segment EBITDA	26,228	31,006	32,825		
Identifiable assets	52,802	67,342	146,679	173,154	439,977
Capital expenditures	2,287	11,116	19,361	4,180	36,944
Year ended December 31, 2008					
Revenues	$175,124	$249,654	$391,549	$ —	$816,327
Cost of sales	57,852	76,389	110,575	—	244,816
Restaurant wages and related expenses	43,523	72,454	120,005	233	236,215
General and administrative expense (1)	11,294	11,602	28,061	1,706	52,663
Depreciation and amortization	8,005	8,600	14,356	1,475	32,436
Adjusted Segment EBITDA	23,222	28,934	31,123		
Identifiable assets	64,550	67,093	143,152	175,403	450,198
Capital expenditures	19,070	20,876	15,940	6,522	62,408

(1) For the Pollo Tropical and Taco Cabana segments, such amounts include general and administrative expenses related directly to each segment. For the Burger King segment such amounts include general and administrative expenses related directly to the Burger King segment as well as expenses associated with administrative support to all three of the Company's segments including executive management, information systems and certain accounting, legal and other administrative functions.

(in thousands of dollars, except share and per share amounts)

A reconciliation of Adjusted Segment EBITDA to consolidated net income follows:

	Year ended December 31,		
	2010	2009	2008
Adjusted Segment EBITDA:			
Pollo Tropical	$30,300	$26,228	$23,222
Taco Cabana	27,425	31,006	28,934
Burger King	19,756	32,825	31,123
Less:			
Depreciation and amortization	32,459	32,520	32,436
Impairment and other lease charges	7,323	2,771	5,521
Interest expense	18,805	19,638	28,033
Provision for income taxes	5,771	12,604	7,546
Stock-based compensation expense	1,651	1,411	1,939
Gain on extinguishment of debt	—	—	(4,368)
Other income	(444)	(720)	(580)
Net income	$11,916	$21,835	$12,752

13. Commitments and Contingencies

On November 16, 1998, the Equal Employment Opportunity Commission ("EEOC") filed suit in the United States District Court for the Northern District of New York (the "Court"), under Title VII of the Civil Rights Act of 1964, as amended, against Carrols. The complaint alleged that Carrols engaged in a pattern or practice of unlawful discrimination, harassment and retaliation against former and current female employees. The EEOC ultimately attempted to present evidence of 511 individuals that it believed constituted the "class" of claimants for which it was seeking monetary and injunctive relief from Carrols. On April 20, 2005, the Court issued a decision and order granting Carrols' Motion for Summary Judgment that Carrols filed in January 2004, dismissing the EEOC's pattern or practice claim. Carrols then moved for summary judgment against the claims of the 511 individual claimants. On March 2, 2011, the Court issued a decision and order granting summary judgment against the claims of all but 131 of the 511 individual claimants and dismissed 380 of the individual claimants from the case. Both the EEOC and Carrols have since filed motions for reconsideration in part of the Court's March 2, 2011, decision and order, as a result of which the number of surviving claimants may increase to as many as 184 or decrease to as few as four. It is not possible to predict the outcome of these motions at this time.

Subject to possible appeal by the EEOC, the EEOC's pattern or practice claim is dismissed; however, the Court has yet to determine how the claims of the individual claimants ultimately determined to survive will proceed. Although the Company believes that the EEOC's continued class litigation argument is without merit, it is not possible to predict the outcome of that matter on an appeal, if one is taken. The Company does not believe that any of the remaining individual claims would have a material adverse impact on its consolidated financial statements.

The Company is a party to various other litigation matters incidental to the conduct of the Company's business. The Company does not believe that the outcome of any of these other matters will have a material adverse effect on its consolidated financial statements.

14. Retirement Plans

The Company offers its salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan includes a savings option pursuant to section 401(k)

(in thousands of dollars, except share and per share amounts)

of the Internal Revenue Code in addition to a post-tax savings option. The Company may elect to contribute to the Retirement Plan on an annual basis. The Company contribution is equal to 50% of the employee's contribution to a maximum Company contribution of $520 annually for any plan year that the Company participates in an employee match. Under the Retirement Plan, the Company's contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. Contributions to the Retirement Plan were $421, $419 and $417 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company also has an Amended and Restated Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as "highly compensated" employees (as so defined in the Retirement Plan) to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 31, 2010 and 2009, a total of $2,937 and $3,210, respectively, was deferred under this plan, including accrued interest.

15. Postretirement Benefits

The Company sponsors a postretirement medical and life insurance plan covering substantially all Burger King administrative and restaurant management personnel who retire or terminate after qualifying for such benefits.

The following was the plan status and accumulated postretirement benefit obligation (APBO) at December 31, 2010 and 2009:

	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,914	$ 1,697
Service cost	23	28
Interest cost	103	114
Plan participants' contributions	49	49
Amendments/curtailments	—	(5)
Actuarial loss (gain)	(39)	233
Benefits paid	(219)	(209)
Medicare part D prescription drug subsidy	14	7
Benefit obligation at end of year	$ 1,845	$ 1,914
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	156	153
Plan participants' contributions	49	49
Benefits paid	(219)	(209)
Medicare part D prescription drug subsidy	14	7
Fair value of plan assets at end of year	—	—
Funded status	$(1,845)	$(1,914)
Weighted average assumptions:		
Discount rate used to determine benefit obligations	5.54%	6.00%
Discount rate used to determine net periodic benefit cost	6.00%	6.70%

(in thousands of dollars, except share and per share amounts)

The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical and life insurance benefits. The Company has typically used the corporate AA/Aa bond rate for this assumption.

Components of net periodic postretirement benefit income recognized in the consolidated statements of operations were:

	Year ended December 31,		
	2010	2009	2008
Service cost	$ 23	$ 28	$ 28
Interest cost	103	114	107
Amortization of net gains and losses	95	94	87
Amortization of prior service credit	(360)	(359)	(359)
Net periodic postretirement benefit income	$(139)	$(123)	$(137)

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit income, consisted of:

	2010	2009
Prior service cost	$ 4,112	$ 4,473
Net gain	(1,598)	(1,733)
Deferred income taxes	(979)	(1,077)
Accumulated other comprehensive income	$ 1,535	$ 1,663

The estimated net gain and prior service credit for the postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit income over the next fiscal year are $94 and $360, respectively.

The following table reflects the changes in accumulated other comprehensive income for the years ended December 31, 2010 and 2009:

	2010	2009
Net loss (gain)	$ (39)	$ 233
Prior service credit	—	(5)
Amortization of net loss	(95)	(94)
Amortization of prior service credit	360	359
Deferred income taxes	(98)	(192)
Total recognized in accumulated other comprehensive income	$128	$ 301

(in thousands of dollars, except share and per share amounts)

Assumed health care cost trend rates at December 31 were as follows:

	2010	2009	2008
Medical benefits cost trend rate assumed for the following year	9.00%	9.00%	8.50%
Prescription drug benefit cost trend rate assumed for the following year	8.00%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2016	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 10	$ (9)
Effect on postretirement benefit obligation	156	(143)

During 2011, the Company expects to contribute approximately $113 to its postretirement benefit plan. The benefits, net of Medicare Part D subsidy receipts, expected to be paid in each year from 2011 through 2015 are $113, $109, $133, $140 and $145 respectively, and for the years 2016-2020 the aggregate amount is $953.

16. Net Income per Share

Basic net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options using the treasury stock method. To the extent such outstanding stock options are antidilutive, they are excluded from the calculation of diluted net income per share. The following table is a reconciliation of the net income and share amounts used in the calculation of basic net income per share and diluted net income per share:

	Year ended December 31,		
	2010	2009	2008
Basic net income per share:			
Net income	$ 11,916	$ 21,835	$ 12,752
Weighted average common shares outstanding	21,620,550	21,594,366	21,573,500
Basic net income per share	$ 0.55	$ 1.01	$ 0.59
Diluted net income per share:			
Net income for diluted net income per share	$ 11,916	$ 21,835	$ 12,752
Shares used in computed basic net income per share	21,620,550	21,594,366	21,573,500
Dilutive effect of restricted shares and stock options	214,867	174,317	2,273
Shares used in computed diluted net income per share	21,835,417	21,768,683	21,575,773
Diluted net income per share	$ 0.55	$ 1.00	$ 0.59
Shares excluded from diluted net income per share computation (1)	2,076,725	1,600,772	1,726,572

(1) These shares were not included in the computation of diluted net income per share because they would have been antidilutive for the years presented.

(in thousands of dollars, except share and per share amounts)

17. Subsequent Events

On January 15, 2011, the Company granted in the aggregate 355,700 restricted shares of its common stock to certain employees. The stock compensation expense in 2011 for these grants is expected to be approximately $1.6 million.

On February 24, 2011, the Company announced its intention to pursue the splitting of its business into two separate, publicly-traded companies through the tax-free spin-off of its combined Pollo Tropical and Taco Cabana businesses to its stockholders. The company to be spun-off will own and operate the Pollo Tropical and Taco Cabana businesses. The Company will continue to own and operate its franchised Burger King restaurants.

18. Selected Quarterly Financial and Earnings Data (Unaudited)

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$195,144	$204,476	$201,625	$194,899
Income from operations	8,489	8,380(1)	12,072(2)	7,551(1)
Net income	2,314	2,435	4,593	2,574
Basic and diluted net income per common share	0.11	0.11	0.21	0.12

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(3)
Revenue	$201,343	$203,934	$201,166	$209,697
Income from operations	13,191	16,121(2)	13,525(2)	11,240(1)(2)
Net income	5,026	7,065	5,597	4,147
Basic net income per common share	0.23	0.33	0.26	0.19
Diluted net income per common share	0.23	0.32	0.26	0.19

(1) The Company recorded impairment and other lease charges of $3.6 million in the second quarter of 2010, $3.2 million in the fourth quarter of 2010 and $2.4 million in the fourth quarter of 2009. (See Note 4).

(2) The Company recorded a gain of $0.4 million in the third quarter of 2010 related to an insurance recovery for damages from a fire at a Burger King restaurant. The Company recorded a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants during Hurricane Ike in the second quarter of 2009, a gain of $0.2 million related to the sale of a non-operating property in the third quarter of 2009 and a loss of $0.1 million related to a sale-leaseback transaction in the fourth quarter of 2009. (See Note 9)

(3) The fourth quarter of 2009 contained fourteen weeks.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF
CARROLS RESTAURANT GROUP, INC.
(PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(in thousands of dollars except share and per share amounts)

	December 31,	
	2010	2009
ASSETS		
Investment in and advances from unconsolidated subsidiary	$44,899	$31,454
Due from unconsolidated subsidiaries	8	$ —
Total assets	$44,907	$31,454
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to unconsolidated subsidiaries	$ —	$ 50
Total liabilities	—	50
Stockholders' equity:		
Preferred stock, par value $.01; authorized 20,000,000 shares, issued and outstanding—none	—	—
Voting common stock, par value $.01; authorized 100,000,000 shares, issued and outstanding—21,632,402 and 21,611,707 shares, respectively	216	216
Additional paid-in capital	3,474	1,759
Retained earnings	39,823	27,907
Accumulated other comprehensive income	1,535	1,663
Treasury stock, at cost	(141)	(141)
Total stockholders' equity	44,907	31,404
Total liabilities and stockholders' equity	$44,907	$31,454

The accompanying notes are an integral part of these condensed financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF
CARROLS RESTAURANT GROUP, INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS
(in thousands of dollars)

	Year Ended December 31,		
	2010	2009	2008
Income:			
Investment income from unconsolidated subsidiary	$11,922	$21,841	$12,758
Expenses:			
General and administrative	6	6	6
Net income	$11,916	$21,835	$12,752

The accompanying notes are an integral part of these condensed financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF
CARROLS RESTAURANT GROUP, INC.
(PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 11,916	$ 21,835	$ 12,752
Adjustments to reconcile net income to net cash used for operating activities:			
Increase in investment in unconsolidated subsidiary	(11,922)	(21,841)	(12,758)
Increase (decrease) in due to unconsolidated subsidiary	(58)	6	6
Net cash used for operating activities	(64)	—	—
Cash flows from financing activities:			
Proceeds from stock option exercises	64	—	—
Net cash provided from financing activities	64	—	—
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of year	—	—	—
Cash and cash equivalents, end of year	$ —	$ —	$ —

The accompanying notes are an integral part of these condensed financial statements.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF
CARROLS RESTAURANT GROUP, INC.
(PARENT COMPANY ONLY)
NOTES TO CONDENSED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

Carrols Restaurant Group, Inc's (the "Company") investment in subsidiary is stated at cost plus equity in the undistributed earnings of its subsidiary. The Company's share of net income of its unconsolidated subsidiary is included in consolidated income using the equity method. This condensed financial information of the parent company only should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this annual report.

CARROLS RESTAURANT GROUP, INC. AND SUBSIDIARY
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)

	Column B	Column C		Column D	Col. E
Description	**Balance at Beginning of Period**	**Charged to Costs and Expenses**	**Charged to other accounts**	**Deductions**	**Balance at End of Period**
Year ended December 31, 2010:					
Deferred income tax valuation allowance	$563	$ (14)	$—	$—	$549
Year ended December 31, 2009:					
Deferred income tax valuation allowance	$575	$ (12)	$—	$—	$563
Year ended December 31, 2008:					
Deferred income tax valuation allowance	$765	$(190)	$—	$—	$575

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Carrols Corporation and subsidiaries
Syracuse, NY

We have audited the accompanying consolidated balance sheets of Carrols Corporation (a wholly owned subsidiary of Carrols Restaurant Group, Inc.) and subsidiaries (the "Company") as of January 2, 2011 and January 3, 2010, and the related consolidated statements of operations, changes in stockholder's equity (deficit), and cash flows for each of the three years in the period ended January 2, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2011 and January 3, 2010, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Rochester, NY
March 18, 2011

CARROLS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(in thousands of dollars except share and per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,144	$ 4,402
Trade and other receivables	5,213	5,971
Inventories	5,203	5,935
Prepaid rent	4,018	3,928
Prepaid expenses and other current assets	5,349	4,835
Refundable income taxes	869	1,185
Deferred income taxes (Note 10)	4,609	4,834
Total current assets	28,405	31,090
Property and equipment, net (Note 2)	186,850	192,724
Franchise rights, net (Note 3)	70,432	73,674
Goodwill (Note 3)	124,934	124,934
Intangible assets, net	419	543
Franchise agreements, at cost less accumulated amortization of $5,854 and $5,729, respectively	5,629	5,924
Deferred income taxes (Note 10)	1,949	1,935
Other assets	7,684	9,153
Total assets	$426,302	$439,977
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of long-term debt (Note 7)	$ 15,538	$ 12,985
Accounts payable	13,944	15,983
Accrued interest	6,853	6,880
Accrued payroll, related taxes and benefits	19,504	21,454
Accrued real estate taxes	4,778	4,780
Other liabilities	7,434	9,061
Total current liabilities	68,051	71,143
Long-term debt, net of current portion (Note 7)	237,914	260,108
Lease financing obligations (Note 8)	10,061	9,999
Deferred income—sale-leaseback of real estate (Note 6)	40,472	43,088
Accrued postretirement benefits (Note 15)	1,845	1,914
Other liabilities (Note 5)	23,060	22,271
Total liabilities	381,403	408,523
Commitments and contingencies (Note 13)		
Stockholder's equity (Note 11):		
Common stock, par value $1; authorized 1,000 shares, issued and outstanding—10 shares	—	—
Additional paid-in capital	(4,083)	(5,734)
Retained earnings	47,447	35,525
Accumulated other comprehensive income (Note 15)	1,535	1,663
Total stockholder's equity	44,899	31,454
Total liabilities and stockholder's equity	$426,302	$439,977

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)

	2010	2009	2008
Revenues:			
Restaurant sales	$794,611	$814,534	$814,893
Franchise royalty revenues and fees	1,533	1,606	1,434
Total revenues	796,144	816,140	816,327
Costs and expenses:			
Cost of sales	240,635	237,446	244,816
Restaurant wages and related expenses (including stock-based compensation expense of $50, $215 and $233, respectively)	235,075	239,553	236,215
Restaurant rent expense (Note 6)	48,578	49,709	46,686
Other restaurant operating expenses	114,643	117,761	123,278
Advertising expense	30,362	31,172	31,329
General and administrative (including stock-based compensation expense of $1,601, $1,196 and $1,706, respectively)	51,015	51,845	52,657
Depreciation and amortization	32,459	32,520	32,436
Impairment and other lease charges (Note 4)	7,323	2,771	5,521
Other income (Note 9)	(444)	(720)	(580)
Total operating expenses	759,646	762,057	772,358
Income from operations	36,498	54,083	43,969
Interest expense	18,805	19,638	28,033
Gain on extinguishment of debt (Note 7)	—	—	(4,368)
Income before income taxes	17,693	34,445	20,304
Provision for income taxes (Note 10)	5,771	12,604	7,546
Net income	$ 11,922	$ 21,841	$ 12,758

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity (Deficit)
Balance at January 1, 2008	$—	$(9,084)	$ 926	$1,361	$ (6,797)
Stock-based compensation	—	1,939	—	—	1,939
Comprehensive income:					
Net income	—	—	12,758	—	12,758
Change in postretirement benefit obligations, net of tax of $378 (Note 15)	—	—	—	603	603
Total comprehensive income					13,361
Balance at December 31, 2008	—	(7,145)	13,684	1,964	8,503
Stock-based compensation	—	1,411	—	—	1,411
Comprehensive income:					
Net income	—	—	21,841	—	21,841
Change in postretirement benefit obligations, net of tax of $192 (Note 15)	—	—	—	(301)	(301)
Total comprehensive income					21,540
Balance at December 31, 2009	—	(5,734)	35,525	1,663	31,454
Stock-based compensation	—	1,651	—	—	1,651
Comprehensive income:					
Net income	—	—	11,922	—	11,922
Change in postretirement benefit obligations, net of tax of $98 (Note 15)	—	—	—	(128)	(128)
Total comprehensive income					11,794
Balance at December 31, 2010	$—	$(4,083)	$47,447	$1,535	$44,899

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars)

	2010	2009	2008
Cash flows provided from operating activities:			
Net income	$ 11,922	$ 21,841	$ 12,758
Adjustments to reconcile net income to net cash provided from operating activities:			
Loss on disposals of property and equipment	612	121	542
Stock-based compensation	1,651	1,411	1,939
Impairment and other lease charges	7,323	2,771	5,521
Depreciation and amortization	32,459	32,520	32,436
Amortization of deferred financing costs	948	991	1,180
Amortization of unearned purchase discounts	—	(2,149)	(2,148)
Amortization of deferred gains from sale-leaseback transactions	(3,347)	(3,178)	(2,212)
Gain on settlements of lease financing obligations	—	(133)	(48)
Accretion of interest on lease financing obligations	62	47	229
Deferred income taxes	299	5,010	3,396
Gain on extinguishment of debt	—	—	(4,368)
Changes in other operating assets and liabilities:			
Refundable income taxes	316	(1,185)	—
Accounts payable	(2,199)	(2,399)	(1,383)
Accrued interest	(27)	(862)	(406)
Accrued payroll, related taxes and benefits	(1,950)	6,023	(3,238)
Accrued income taxes	—	(2,099)	1,166
Other	(1,257)	1,958	(718)
Net cash provided from operating activities	46,812	60,688	44,646
Cash flows used for investing activities:			
Capital expenditures:			
New restaurant development	(14,079)	(9,696)	(35,856)
Restaurant remodeling	(12,226)	(12,404)	(11,610)
Other restaurant capital expenditures	(9,355)	(10,664)	(8,420)
Corporate and restaurant information systems	(1,387)	(4,180)	(6,522)
Total capital expenditures	(37,047)	(36,944)	(62,408)
Properties purchased for sale-leaseback	(3,735)	(2,906)	—
Proceeds from sale-leaseback transactions	12,442	8,662	14,642
Proceeds from sales of other properties	—	819	119
Net cash used for investing activities	(28,340)	(30,369)	(47,647)
Cash flows used for financing activities:			
Borrowings on revolving credit facility	97,100	102,300	142,100
Repayments on revolving credit facility	(99,000)	(118,400)	(124,100)
Scheduled principal payments on term loans	(11,727)	(12,000)	(3,000)
Principal pre-payments on term loans	(6,023)	—	—
Principal payments on capital leases	(80)	(102)	(146)
Proceeds from lease financing obligations	—	835	—
Settlement of lease financing obligations	—	(1,945)	(5,500)
Financing costs associated with issuance of lease financing obligations	—	(4)	—
Repurchase of senior subordinated notes	—	—	(10,350)
Net cash used for financing activities	(19,730)	(29,316)	(996)
Net increase (decrease) in cash and cash equivalents	(1,258)	1,003	(3,997)
Cash and cash equivalents, beginning of year	4,402	3,399	7,396
Cash and cash equivalents, end of year	$ 3,144	$ 4,402	$ 3,399
Supplemental disclosures:			
Interest paid on long-term debt	$ 16,908	$ 18,433	$ 22,475
Interest paid on lease financing obligations	$ 914	$ 1,163	$ 4,603
Accruals for capital expenditures	$ 613	$ 453	$ 860
Income taxes paid, net	$ 5,124	$ 10,877	$ 2,985
Capital lease obligations incurred	$ 123	$ —	$ 158
Non-cash reduction of assets under lease financing obligations due to lease amendments	$ —	$ 2,362	$ 23,339
Non-cash reduction of lease financing obligations due to lease amendments	$ —	$ 3,713	$ 32,565

The accompanying notes are an integral part of these consolidated financial statements.

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars, except share and per share amounts)

1. Description of Business and Summary of Significant Accounting Policies

Basis of Consolidation. The consolidated financial statements presented herein include the accounts of Carrols Corporation and its subsidiaries ("the Company"). Intercompany transactions have been eliminated in consolidation. The Company is a wholly-owned subsidiary of Carrols Restaurant Group, Inc. ("Carrols Restaurant Group" or the "Parent Company").

The difference between the consolidated financial statements of Carrols Corporation and Carrols Restaurant Group is due to additional rent expense of approximately $6 per year for Carrols Restaurant Group and the composition of stockholder's deficit.

Fiscal Year. The Company uses a 52-53 week fiscal year ending on the Sunday closest to December 31. All references herein to fiscal years ended December 30, 2008, January 3, 2010 and January 2, 2011 will be referred to as fiscal years ended December 31, 2008, 2009 and 2010, respectively. The fiscal year ended December 31, 2009 contained 53 weeks and the fiscal years ended December 31, 2010 and 2008 each contained 52 weeks.

Business Description. At January 2, 2011, the Company operated, as franchisee, 305 quick-service restaurants under the trade name "Burger King" in 12 Northeastern, Midwestern and Southeastern states. At January 2, 2011, the Company also owned and operated 91 Pollo Tropical restaurants, of which 86 were in Florida, five were in New Jersey and franchised a total of 29 Pollo Tropical restaurants, 21 in Puerto Rico, two in Ecuador, one in Honduras, one in the Bahamas, one in Trinidad and three on college campuses in Florida. At January 2, 2011, the Company also owned and operated 155 Taco Cabana restaurants located primarily in Texas and franchised two Taco Cabana restaurants in New Mexico, one in Texas and one in Georgia.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include: accrued occupancy costs, insurance liabilities, income taxes, evaluation for impairment of goodwill and long-lived assets, impairment of Burger King franchise rights and lease accounting matters. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories. Inventories, primarily consisting of food and paper, are stated at the lower of cost (first-in, first-out) or market. Inventories are primarily comprised of food and paper.

Property and Equipment. The Company capitalizes all direct costs incurred to construct and substantially improve its restaurants. These costs are depreciated and charged to expense based upon their property classification when placed in service. Property and equipment is recorded at cost. Repair and maintenance activities are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Owned buildings	5 to 30 years
Equipment	3 to 7 years
Computer hardware and software	3 to 7 years
Assets subject to capital leases	Shorter of useful life or lease term

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the underlying lease term. In circumstances where an economic penalty would be presumed by the non exercise of one or more renewal options under the lease, the Company includes those renewal option periods when determining the lease term. For significant leasehold improvements made during the latter part of the lease term, the Company amortizes those improvements over the shorter of their useful life or an extended lease term. The extended lease term would consider the exercise of renewal options if the value of the improvements would imply that an economic penalty would be incurred without the renewal of the option. Building costs incurred for new restaurants on leased land are depreciated over the lease term, which is generally a 20-year period.

Burger King Franchise Rights. For its previous Burger King restaurant acquisitions, the Company generally allocated to franchise rights, an intangible asset, the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets acquired. Amounts allocated to franchise rights for each acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty year renewal period.

Burger King Franchise Agreements. Fees for initial franchises and renewals are amortized using the straight-line method over the term of the agreement, which is generally twenty years.

Goodwill. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment at least annually as of December 31.

Long-Lived Assets. The Company assesses the recoverability of property and equipment, franchise rights and intangible assets by determining whether the carrying value of these assets can be recovered over their respective remaining lives through undiscounted future operating cash flows. Impairment is reviewed whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Deferred Financing Costs. Financing costs incurred in obtaining long-term debt and lease financing obligations (included in other assets) are capitalized and amortized over the life of the related obligation as interest expense using the effective interest method.

Leases. All leases are reviewed for capital or operating classification at their inception. The majority of the Company's leases are operating leases. Many of the lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. Rent expense for leases that contain scheduled rent increases is recognized on a straight-line basis over the lease term, including any option periods included in the determination

(in thousands of dollars, except share and per share amounts)

of the lease term. Contingent rentals are generally based upon a percentage of sales or a percentage of sales in excess of stipulated amounts and are generally not considered minimum rent payments but are recognized as rent expense when incurred.

Lease Financing Obligations. Lease financing obligations pertain to real estate sale-leaseback transactions accounted for under the financing method. The assets (land and building) subject to these obligations remain on the Company's consolidated balance sheet at their historical costs and such assets (excluding land) continue to be depreciated over their remaining useful lives. The proceeds received by the Company from these transactions are recorded as lease financing obligations and the lease payments are applied as payments of principal and interest. The selection of the interest rate on lease financing obligations is evaluated at inception of the lease based on the Company's incremental borrowing rate adjusted to the rate required to prevent recognition of a non-cash loss or negative amortization of the obligation through the end of the primary lease term.

Revenue Recognition. Revenues from Company owned and operated restaurants are recognized when payment is tendered at the time of sale. Franchise royalty revenues associated with Pollo Tropical and Taco Cabana restaurants are based on a percent of gross sales and are recorded as income when earned.

Unearned Purchase Discounts. Unearned purchase discounts are amortized as a reduction of cost of sales either over the life of the supplier contract or the estimated purchase commitment period. In 2000, Burger King Corporation arranged for the Coca-Cola Company and Dr. Pepper/Seven-Up, Inc. to provide funding to franchisees in connection with certain initiatives to upgrade restaurants. The Company received approximately $19.8 million in 2000 and $1.6 million in 2001 under this arrangement with these suppliers. The total amount of these purchase discounts amortized for each of the years ended December 31, 2009 and 2008 was $2.2 million. As of December 31, 2009 these purchase discounts have been fully amortized.

Income Taxes. Deferred tax assets and liabilities are based on the difference between the financial statement and tax bases of assets and liabilities as measured by the tax rates that are anticipated to be in effect when those differences reverse. The deferred tax provision generally represents the net change in deferred tax assets and liabilities during the period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts for which realization is more likely than not. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs. All advertising costs are expensed as incurred.

Cost of Sales. The Company includes the cost of food, beverage and paper, net of any discounts, in cost of sales.

Pre-opening Costs. The Company's pre-opening costs are expensed as incurred and generally include payroll costs associated with opening the new restaurant, rent and promotional costs.

Insurance. The Company is insured for workers' compensation, general liability and medical insurance claims under policies where it pays all claims, subject to stop-loss limitations both for individual claims and claims in the aggregate. Losses are accrued based upon the Company's estimates of the aggregate liability for claims based on Company experience and certain actuarial methods used to measure such estimates. The Company does not discount any of its self-insurance obligations.

(in thousands of dollars, except share and per share amounts)

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value as follows: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities; and Level 3 inputs are unobservable and reflect our own assumptions. The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

- *Current Assets and Liabilities.* The carrying value of cash and cash equivalents and accrued liabilities approximates fair value because of the short maturity of those instruments.
- *Senior Subordinated Notes.* The fair values of outstanding senior subordinated notes are based on quoted market prices. The fair values at December 31, 2010 and 2009 were approximately $165.4 million and $167.5 million, respectively.
- *Revolving and Term Loan Facilities.* Rates and terms under the Company's senior credit facility are favorable to debt with similar terms and maturities that could be obtained, if at all, at December 31, 2010. Given the lack of comparative information regarding such debt, including the lack of trading in the Company's term A debt, it is not practicable to estimate the fair value of our existing borrowings under the Company's senior credit facility at December 31, 2010 and 2009.

See Note 4 for discussion of the fair value measurement of non-financial assets.

Earnings Per Share Presentation. Authoritative guidance requires presentation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market. The Company's common stock is not publicly traded and therefore, earnings per share amounts are not presented.

Stock-Based Compensation. The Company applies the Black-Scholes valuation model in determining the fair value of stock options granted to employees, which is then amortized on a straight-line basis to compensation expense over the requisite service period. For restricted stock awards, the fair market value of the award, determined based upon the closing value of the Carrols Restaurant Group's stock price on the grant date, is recorded to compensation expense on a straight-line basis over the vesting period.

Carrols Restaurant Group has adopted an incentive stock plan under which incentive stock options, non-qualified stock options and restricted shares may be granted to employees and non-employee directors. On an annual basis, Carrols Restaurant Group has granted incentive stock options, non-qualified stock options and restricted shares under these plans. The stock options granted generally vest at 20% per year and expire seven years from the date of grant. Restricted shares granted to employees generally vest 100% after three years and restricted shares granted to non-employee directors generally vest at varying rates over two to five years. The fair value of shares granted is determined based on Carrols Restaurant Group's closing stock price on the date of grant. Stock-based compensation related to these grants totaled $1.7 million, $1.4 million and $1.9 million in 2010, 2009 and 2008, respectively.

(in thousands of dollars, except share and per share amounts)

The weighted average fair-value of the options granted by Carrols Restaurant Group in 2010, 2009 and 2008 was $3.03, $1.19 and $2.64, respectively, which was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	2.32%	1.36%	3.06%
Annual dividend yield	0%	0%	0%
Expected life	4.8 years	4.8 years	4.8 years
Expected volatility	53%	49%	33%

The assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected term of the award. The risk-free rate of interest was based on the zero coupon U.S. Treasury bond rates appropriate for the expected term of the award. There are no expected dividends as Carrols Restaurant Group does not currently plan to pay dividends on its common stock. Expected stock price volatility was based on the implied volatility of a peer group that had actively traded stock during the period immediately preceding the share-based award grant. The expected term is estimated by using the actual contractual term of the awards and the expected length of time for the employees to exercise the awards. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated based on the Company's historical experience and future expectations. Also see Note 11 to the consolidated financial statements.

Gift cards. The Company sells gift cards to its customers in its restaurants and through selected third parties. The Company recognizes revenue from gift cards upon redemption by the customer. The gift cards sold to its Pollo Tropical and Taco Cabana customers have no stated expiration dates and are subject to escheatment rights in certain states. Proceeds from the sale of gift cards at the Company's Burger King restaurants are remitted to Burger King Corporation. Revenues from gift card breakage or from inactive gift cards related to Pollo Tropical and Taco Cabana are not material to the Company's consolidated financial statements.

Subsequent Events. The Company reviewed and evaluated for subsequent events through the issuance date of the Company's financial statements. See Note 17 to the consolidated financial statements.

Recent Accounting Pronouncements

There are currently no recent accounting pronouncements which had or are expected to have a material impact on the Company's consolidated financial statements as of the date of this report.

2. Property and Equipment

Property and equipment at December 31 consisted of the following:

	December 31, 2010	December 31, 2009
Land	$ 24,054	$ 21,588
Owned buildings	25,971	26,086
Leasehold improvements	196,606	191,275
Equipment	226,956	220,339
Assets subject to capital leases	6,865	6,848
	480,452	466,136
Less accumulated depreciation and amortization	(293,602)	(273,412)
	$ 186,850	$ 192,724

(in thousands of dollars, except share and per share amounts)

Assets subject to capital leases primarily pertain to buildings leased for certain restaurant locations and certain corporate equipment and had accumulated amortization at December 31, 2010 and 2009 of $5,906 and $5,887, respectively. At December 31, 2010 and 2009, land of $4,175 and $4,176, respectively, and owned buildings of $4,867 and $4,888, respectively, were subject to lease financing obligations accounted for under the lease financing method (See Note 8). Accumulated depreciation pertaining to owned buildings subject to lease financing obligations at December 31, 2010 and 2009 was $1,883 and $1,690, respectively.

Depreciation expense for all property and equipment for the years ended December 31, 2010, 2009 and 2008 was $28,518, $28,563 and $28,427, respectively.

3. Goodwill and Franchise Rights

Goodwill. The Company is required to review goodwill for impairment annually or more frequently when events and circumstances indicate that the carrying amount may be impaired. If the determined fair value of goodwill is less than the related carrying amount, an impairment loss is recognized. The Company performs its annual impairment assessment as of December 31 and has determined its reporting units to be at the operating segment level: its Burger King restaurants, operating as a franchisee; Pollo Tropical and Taco Cabana each at the brand level.

In performing its goodwill impairment test, the Company compared the net book values of its reporting units to their estimated fair values, the latter determined by employing a combination of a discounted cash flow analysis and a market-based approach. The results of the discounted cash flow analyses were corroborated with other value indicators where available, such as comparable company earnings multiples.

There have been no changes in goodwill or goodwill impairment losses for the years ended December 31, 2010, 2009 and 2008. Goodwill is summarized below:

	Pollo Tropical	Taco Cabana	Burger King	Total
Balance, December 31, 2010 and 2009	$56,307	$67,177	$1,450	$124,934

Burger King Franchise Rights. Amounts allocated to franchise rights for each Burger King acquisition are amortized using the straight-line method over the average remaining term of the acquired franchise agreements plus one twenty year renewal period. Following is a summary of the Company's Burger King franchise rights as of the respective balance sheet dates:

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Franchise rights	$138,169	$67,737	$138,308	$64,634

Amortization expense related to Burger King franchise rights for the years ended December 31, 2010, 2009 and 2008 was $3,197, $3,196 and $3,197, respectively and expects annual amortization to be $3,197 for each of the years ending 2011 through 2015.

The Company assesses the potential impairment of Burger King franchise rights whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If an indicator of impairment

(in thousands of dollars, except share and per share amounts)

exists, an estimate of the aggregate undiscounted cash flows from the acquired restaurants is compared to the respective carrying value of franchise rights for each Burger King acquisition. If an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value. An impairment charge of $45 was recorded for franchise rights related to a closed restaurant location for the year ended December 31, 2010. No impairment charges were recorded related to the Company's Burger King franchise rights for the years ended December 31, 2009 and 2008.

4. Impairment of Long-Lived Assets

The Company reviews its long-lived assets, principally property and equipment, for impairment at the restaurant level. If an indicator of impairment exists for any of its assets, an estimate of undiscounted future cash flows over the life of the primary asset for each restaurant is compared to that long-lived asset's carrying value. If the carrying value is greater than the undiscounted cash flow, the Company then determines the fair value of the asset and if an asset is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset over its fair value plus any lease liabilities to be incurred for non-operating restaurants, net of any estimated sublease recoveries.

The Company determined the fair value of the impaired long-lived assets at the restaurant level based on current economic conditions and historical experience. These fair value asset measurements rely on significant unobservable inputs and are considered Level 3 in the fair value hierarchy. The non-financial assets measured at fair value associated with impairment charges recorded in 2010 totaled $1.3 million at December 31, 2010. They consist of restaurant equipment, which will be used in other Company restaurants with its value was determined based upon the Company's experience of amount utilized from prior restaurant closures, and an owned restaurant property valued based on recent property sales in that restaurant's trade area.

Impairment and other lease charges recorded on long-lived assets for the Company's segments were as follows:

	Year Ended December 31,		
	2010	2009	2008
Burger King	$ 709	$ 487	$ 150
Pollo Tropical	4,671	2,152	3,181
Taco Cabana	1,943	132	2,190
	$7,323	$2,771	$5,521

During 2010, the Company recorded impairment and other lease charges of $7.3 million which included $3.2 million for three underperforming Pollo Tropical restaurants, $0.7 million to reduce the fair market value of a previously impaired Pollo Tropical restaurant and $0.7 million in other lease charges for non-operating Pollo Tropical properties which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closures to the end of the remaining lease term, net of any estimated cost recoveries from subletting the properties. In addition, the Company recorded charges of $1.1 million for an underperforming Taco Cabana restaurant, $0.3 million to reduce the fair market value of a previously impaired Taco Cabana restaurant and $0.5 million in charges for non-operating Taco Cabana restaurant properties which principally consisted of a reduction in estimated cost recoveries from subletting the properties through the end of the remaining lease term. The Company also recorded impairment charges of $0.7 million associated with certain underperforming Burger King restaurants.

(in thousands of dollars, except share and per share amounts)

The Company closed one Pollo Tropical restaurant in 2009 whose fixed assets were impaired in 2008, and recorded a charge of $0.3 million in 2009 which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term, net of any estimated cost recoveries from subletting the property. During 2009, the Company also recorded fixed asset impairment charges of $1.9 million associated with an underperforming Pollo Tropical restaurant and $0.4 million associated with two underperforming Burger King restaurants.

During 2008, the Company closed two Taco Cabana restaurants and recorded a charge of $2.2 million, including a fixed asset impairment charge of $1.7 million and other lease charges of $0.5 million which principally consisted of future minimum lease payments and related ancillary costs from the date of the restaurant closure to the end of the remaining lease term, net of any estimated cost recoveries from subletting the properties. In 2008, the Company also recorded a fixed asset impairment charge of $3.1 million associated with three underperforming Pollo Tropical restaurants, one of which was subsequently closed in 2009 as noted above.

5. Other Liabilities, Long-Term

Other liabilities, long-term, at December 31, consisted of the following:

	December 31,	
	2010	2009
Accrued occupancy costs	$13,250	$11,572
Accrued workers' compensation costs	3,423	4,018
Deferred compensation	2,937	3,210
Other	3,450	3,471
	$23,060	$22,271

Accrued occupancy costs include obligations pertaining to closed restaurant locations, contingent rent and accruals to expense operating lease rental payments on a straight-line basis over the lease term.

The following table presents the activity in the exit cost reserve included in accrued occupancy costs:

	Year ended December 31,	
	2009	2010
Balance, beginning of year	$1,050	$ 862
Changes in estimates of accrued costs	276	1,279
Payments, net	(475)	(632)
Other adjustments	11	156
Balance, end of year	$ 862	$1,665

6. Leases

The Company utilizes land and buildings in its operations under various lease agreements. The Company does not consider any one of these individual leases material to the Company's operations. Initial lease terms are generally for twenty years and, in many cases, provide for renewal options and in most cases rent escalations. Certain leases require contingent rent, determined as a percentage of sales as defined by the terms of the applicable lease agreement. For most locations, the Company is obligated for occupancy related costs including payment of property taxes, insurance and utilities.

(in thousands of dollars, except share and per share amounts)

In the years ended December 31, 2010, 2009 and 2008, the Company sold eight, six and twelve restaurant properties in sale-leaseback transactions for net proceeds of $12,442, $8,662 and $14,642, respectively. These leases have been classified as operating leases and generally contain a twenty-year initial term plus renewal options.

Deferred gains on sale-leaseback transactions of $729, $2,819 and $14,311 were recognized during the years ended December 31, 2010, 2009 and 2008, respectively, and are being amortized over the term of the related leases. The amortization of deferred gains on sale-leaseback transactions was $3,347, $3,178, and $2,212 for the years ended December 31, 2010, 2009 and 2008, respectively.

Minimum rent commitments under capital and non-cancelable operating leases at December 31, 2010 were as follows:

Years Ending December 31,	Capital	Operating
2011	$ 157	$ 49,351
2012	149	47,511
2013	151	45,582
2014	145	43,397
2015	207	41,380
Thereafter	1,441	311,363
Total minimum lease payments	2,250	$538,584
Less amount representing interest	(1,048)	
Total obligations under capital leases	1,202	
Less current portion	(58)	
Long-term obligations under capital leases	$ 1,144	

Total rent expense on operating leases, including percentage rent on both operating and capital leases, was as follows:

	Year ended December 31,		
	2010	2009	2008
Minimum rent on real property	$46,586	$46,727	$43,191
Additional rent based on percentage of sales	1,992	2,982	3,495
Restaurant rent expense	48,578	49,709	46,686
Administrative and equipment rent	929	1,295	1,637
	$49,507	$51,004	$48,323

(in thousands of dollars, except share and per share amounts)

7. Long-Term Debt

Long-term debt at December 31 consisted of the following:

	December 31, 2010	December 31, 2009
Collateralized:		
Senior Credit Facility-Revolving credit facility	$ —	$ 1,900
Senior Credit Facility-Term loan A facility	87,250	105,000
Unsecured:		
9% Senior Subordinated Notes	165,000	165,000
Capital leases (Note 6)	1,202	1,193
	253,452	273,093
Less: current portion	(15,538)	(12,985)
	$237,914	$260,108

Senior Credit Facility. The Company's senior credit facility totals $185 million, consisting of $120 million principal amount of term loan A borrowings maturing on March 9, 2013 (or earlier on September 30, 2012 if the Senior Subordinated Notes due 2013 are not refinanced by June 30, 2012) and a $65.0 million revolving credit facility (including a sub-limit of up to $25.0 million for letters of credit and up to $5.0 million for swingline loans) maturing on March 8, 2012.

The term loan and revolving credit borrowings under the senior credit facility bear interest at a per annum rate, at the Company's option, of either:

1) the applicable margin ranging from 0% to 0.25% based on the Company's senior leverage ratio (as defined in the senior credit facility) plus the greater of (i) the prime rate or (ii) the federal funds rate for that day plus 0.5%; or

2) Adjusted LIBOR plus the applicable margin percentage in effect ranging from 1.0% to 1.5% based on the Company's senior leverage ratio. At January 2, 2011, the LIBOR margin was 1.0%.

During the year ended December 31, 2010, the Company made a required prepayment of approximately $1.0 million based on 25% of the Company's Excess Cash Flow for the year ended December 31, 2009, as defined. The Company also made a prepayment of $5.0 million on outstanding term loan A borrowings in the fourth quarter of 2010. At January 2, 2011, outstanding term loan A borrowings were $87.3 million with the remaining balance due and payable as follows:

1) one quarterly installment of approximately $2.8 million beginning on March 31, 2011;

2) four quarterly installments of approximately $4.2 million beginning on June 30, 2011; and

3) four quarterly installments of approximately $16.9 million beginning on June 30, 2012.

Under the senior credit facility, the Company is required to make mandatory prepayments of principal on term loan A facility borrowings (a) annually in an amount up to 50% of Excess Cash Flow depending upon the Company's Total Leverage Ratio (as such terms are defined in the senior credit facility), (b) in the event of certain dispositions of assets (all subject to certain exceptions) and insurance proceeds, in an amount equal to 100% of the net proceeds received by the Company therefrom, and (c) in an amount equal to 100% of the net proceeds from any subsequent issuance of debt. For the year ended December 31, 2010, there was not a required prepayment based on the Excess Cash Flow for 2010, as defined.

(in thousands of dollars, except share and per share amounts)

For the year ended December 31, 2009, the Company was required to make a prepayment of approximately $1.0 million in 2010, or 25% of the Excess Cash Flow for 2009, as defined.

The senior credit facility contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the senior credit facility if there is a default in the payment of any principal of or interest on any indebtedness of the Company having an outstanding principal amount of at least $2.5 million (excluding lease financing obligations but which would include the Indenture governing the Notes) or any event or condition which results in the acceleration of such indebtedness prior to its stated maturity.

In general, the Company's obligations under the senior credit facility are guaranteed by Carrols Restaurant Group and all of the Company's material subsidiaries and are collateralized by a pledge of the Company's common stock and the stock of each of its material subsidiaries. The senior credit facility contains certain covenants, including, without limitation, those limiting the Company's ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its business, engage in transactions with related parties, make certain investments or pay dividends. In addition, the Company is required to meet certain financial ratios, including fixed charge coverage, senior leverage, and total leverage ratios (all as defined under the senior credit facility). The Company was in compliance with the covenants under its senior credit facility as of January 2, 2011.

After reserving $13.7 million for letters of credit guaranteed by the facility, $51.3 million was available for borrowings under the revolving credit facility at January 2, 2011.

Senior Subordinated Notes. On December 15, 2004, the Company issued $180.0 million of 9% Senior Subordinated Notes due 2013 (the "Notes") that bear interest at a rate of 9% payable semi-annually on January 15 and July 15 and mature on January 15, 2013. The Notes are redeemable at the option of the Company in whole or in part at 100% of the principal amount after January 15, 2011.

During 2008, the Company repurchased and retired $15.0 million principal amount of the Notes in open market transactions for $10.4 million resulting in a gain on extinguishment of debt of $4.4 million, net of the write-off of deferred financing costs.

Restrictive covenants under the Notes include limitations with respect to the Company's ability to incur additional debt, incur liens, sell or acquire assets or businesses, pay dividends and make certain investments. The Company was in compliance as of January 2, 2011 with the restrictive covenants in the Indenture governing the Notes.

The Indenture governing the Notes contains customary default provisions as provided therein, including without limitation, a cross default provision pursuant to which it is an event of default under the Notes and the Indenture if there is a default under any indebtedness of the Company having an outstanding principal amount of $20 million or more (which would include the senior credit facility) if such default results in the acceleration of such indebtedness prior to its stated maturity or is caused by a failure to pay principal when due.

(in thousands of dollars, except share and per share amounts)

At January 2, 2011, principal payments required on all long-term debt are as follows:

2011	$ 15,538
2012	54,936
2013	181,945
2014	56
2015	48
Thereafter	929
	$253,452

The weighted average interest rate on all debt, excluding lease financing obligations, for the years ended December 31, 2010, 2009 and 2008 was 6.1%, 5.9% and 6.9%, respectively. Interest expense on the Company's long-term debt, excluding lease financing obligations, was $17,811, $18,540 and $23,177 for the years ended December 31, 2010, 2009 and 2008, respectively.

8. Lease Financing Obligations

The Company entered into sale-leaseback transactions in various years that did not qualify for sale-leaseback accounting and as a result were classified as financing transactions. Under the financing method, the assets remain on the consolidated balance sheet and proceeds received by the Company from these transactions are recorded as a financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations.

These leases generally provide for an initial term of 20 years plus renewal options. The rent payable under such leases includes a minimum rent provision and in some cases, includes rent based on a percentage of sales. These leases also require payment of property taxes, insurance and utilities.

During 2009, the Company settled $1.9 million of lease financing obligations which included a purchase of one restaurant property previously subject to a lease financing obligation for $1.1 million and the settlement of the lease financing obligation incurred previously in 2009 for $0.8 million. The Company also modified provisions of three of its restaurant leases previously accounted for as lease financing obligations which allowed the respective sale transactions to qualify for sale-leaseback accounting. As a result of these transactions in 2009, lease financing obligations were reduced by $4.9 million, assets under lease financing obligations were reduced by $2.7 million and deferred gains on qualified sale-leaseback transactions of $1.2 million were recorded.

During 2008 the Company exercised its right of first refusal under the leases for certain restaurant properties previously accounted for as lease financing obligations and purchased these properties from the lessor. As a result, the Company reduced its lease financing obligations by $5.5 million. In 2008, the Company also amended or modified certain lease provisions and terminated certain purchase options, for certain restaurant leases previously accounted for as lease financing obligations. The changes permitted 24 leases to qualify as operating leases and the related sale-leaseback transactions to be recorded as sales, which removed all of the respective assets under lease financing obligations and related liabilities from its consolidated balance sheet. The gains from these sales were generally deferred and are being amortized as an adjustment to rent expense over the remaining term of the underlying leases.

As a result of these transactions in 2008, the Company reduced its lease financing obligations by $38.1 million, reduced its assets under lease financing obligations by $23.3 million and recorded deferred gains of

(in thousands of dollars, except share and per share amounts)

$8.8 million. Of these amounts, reductions of $32.6 million of lease financing obligations and $23.3 million of assets under lease financing obligations were reflected as non-cash transactions in the 2008 consolidated statement of cash flows.

At December 31, 2010, payments required on lease financing obligations were as follows:

2011	$ 977
2012	978
2013	979
2014	983
2015	986
Thereafter, through 2023	15,724
Total minimum lease payments	20,627
Less: Interest implicit in obligations	(10,566)
Total lease financing obligations	$ 10,061

The interest rates on lease financing obligations ranged from 8.5% to 10.5% at December 31, 2010. Interest expense on lease financing obligations totaled $994, $1,098 and $4,856 for the years ended December 31, 2010, 2009 and 2008, respectively.

9. Other Income

In 2010, the Company recorded a gain of $0.4 million related to a property insurance recovery from a fire at a Burger King restaurant.

During 2009, the Company recorded net gains of $0.7 million which included a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants associated with Hurricane Ike, $0.2 million related to the sale of a non-operating property and a loss of $0.1 million associated with a sale-leaseback of a restaurant property.

In 2008, the Company recorded gains of $0.6 million, which included $0.1 million related to the sale of a Taco Cabana property and $0.5 million related an insurance recovery for damages to a Taco Cabana restaurant property in Galveston, Texas during Hurricane Ike.

(in thousands of dollars, except share and per share amounts)

10. Income Taxes

The provision for income taxes was comprised of the following for the years ended December 31:

	Year ended December 31,		
	2010	2009	2008
Current:			
Federal	$4,076	$ 5,861	$2,845
Foreign	256	310	294
State	1,140	1,423	1,011
	5,472	7,594	4,150
Deferred (prepaid):			
Federal	399	4,205	2,368
State	(86)	817	1,218
	313	5,022	3,586
Valuation allowance	(14)	(12)	(190)
	$5,771	$12,604	$7,546

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The components of deferred income tax assets and liabilities at December 31, 2010 and 2009 were as follows:

	December 31,	
	2010	2009
Current deferred income tax assets:		
Inventory and other reserves	$ 29	$ 23
Accrued vacation benefits	2,587	2,559
Other accruals	1,993	2,252
Current deferred income tax assets	4,609	4,834
Long term deferred income tax assets (liabilities):		
Deferred income on sale-leaseback of certain real estate	15,153	16,135
Lease financing obligations	1,016	905
Postretirement benefit expenses	1,695	1,810
Accumulated other comprehensive income—postretirement benefits	(979)	(1,077)
Property and equipment depreciation	1,205	1,267
State net operating loss carryforwards	728	570
Amortization of other intangibles, net	(30)	(18)
Amortization of franchise rights	(24,421)	(24,196)
Occupancy costs	5,200	4,451
Tax credit carryforwards	549	563
Other	2,382	2,088
Long-term net deferred income tax assets	2,498	2,498
Less: Valuation allowance	(549)	(563)
Total long-term deferred income tax assets	1,949	1,935
Carrying value of net deferred income tax assets	$ 6,558	$ 6,769

(in thousands of dollars, except share and per share amounts)

The Company's state net operating loss carryforwards expire in varying amounts through 2030.

The Company establishes a valuation allowance to reduce the carrying amount of deferred tax assets when it is more likely than not that it will not realize some portion or all of the tax benefit of its deferred tax assets. The Company evaluates whether its deferred tax assets are probable of realization on a quarterly basis. In performing this analysis, the Company considers all available evidence including historical operating results, the estimated timing of future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards. At December 31, 2010 and 2009, the Company had a valuation allowance of $549 and $563, respectively, against net deferred tax assets due primarily to foreign income tax credit carryforwards where realization of the related deferred tax asset amounts was not likely. The estimation of future taxable income for federal and state purposes and the Company's ability to realize deferred tax assets pertaining to state net operating loss carryforwards and foreign tax credit carryforwards can significantly change based on future events and operating results. Thus, recorded valuation allowances may be subject to future changes that could be material.

The Company's effective tax rate was 32.6%, 36.6%, and 37.2% for the years ended December 31, 2010, 2009, and 2008, respectively. A reconciliation of the statutory federal income tax provision to the effective tax provision for the years ended December 31, 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Statutory federal income tax provision	$ 6,193	$12,056	$ 7,108
State income taxes, net of federal benefit	685	1,456	1,449
Stock-based compensation expense	356	294	290
Change in valuation allowance	(14)	(12)	(190)
Non-deductible expenses	82	60	66
Foreign taxes	256	310	294
Employment tax credits	(1,570)	(1,024)	(1,063)
Foreign tax credits	(256)	(310)	(294)
Miscellaneous	39	(226)	(114)
	$ 5,771	$12,604	$ 7,546

The Company's policy is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. At December 31, 2010 and 2009 the Company had no unrecognized tax benefits and no accrued interest related to uncertain tax positions. The tax years 2007-2010 remain open to examination by the major taxing jurisdictions to which the Company is subject. Although it is not reasonably possible to estimate the amount by which unrecognized tax benefits may increase within the next twelve months due to uncertainties regarding the timing of examinations, the Company does not expect unrecognized tax benefits to significantly change in the next twelve months.

11. Stockholder's Equity

The Company. The Company, which is 100% owned by Carrols Restaurant Group, has 1,000 shares of common stock authorized of which 10 shares are issued and outstanding. Dividends on the Company's common stock are restricted to amounts permitted by the senior secured credit facility and indenture governing the 9% senior subordinated notes.

(in thousands of dollars, except share and per share amounts)

2006 Stock Incentive Plan. In 2006, Carrols Restaurant Group adopted a stock plan entitled the 2006 Stock Incentive Plan (the "2006 Plan") and reserved and authorized a total of 3,300,000 shares of common stock for grant thereunder. In 2010, the Company granted an aggregate of 552,000 stock option shares and issued an aggregate of 14,478 restricted shares to non-employee directors and 11,000 restricted shares to certain employees. In 2009, Carrols Restaurant Group granted an aggregate of 529,000 stock option shares, issued an aggregate of 12,100 restricted shares to certain employees and granted 15,000 non-qualified stock option shares to non-employee directors under the 2006 Plan. In 2008, Carrols Restaurant Group granted an aggregate of 588,820 stock options and issued an aggregate of 14,100 restricted shares to certain employees and 10,500 non-qualified stock options to non-employee directors under the 2006 Plan. As of December 31, 2010, 584,707 shares were available for future grant or issuance.

The non-qualified stock options and incentive stock options ("ISO's") granted under the 2006 Plan are exercisable for up to one-fifth of the total number of options granted on or after the first anniversary of the grant date, and as of the first day of each month thereafter are exercisable for an additional one-sixtieth of the total number of options granted until fully exercisable. The options expire seven years from the date of the grant. The non-qualified stock options issued to outside directors vest over five years at the rate of one-fifth on each anniversary of the award, provided that the participant has continuously remained a director of Carrols Restaurant Group. The restricted stock awards issued to certain employees vest 100% on the third anniversary date of the award. The restricted stock awards issued to outside directors in 2010 vest over two years at the rate of one-half on each anniversary of the award, provided that the participant has continuously remained a director of Carrols Restaurant Group. Forfeiture rates are based on a stratification of employees by expected exercise behavior and range from 0% to 15%.

Stock-based compensation expense for the years ended December 31, 2010, 2009 and 2008 totaled $1.7 million, $1.4 million and $1.9 million, respectively. A portion of Carrols Restaurant Group's granted options qualify as ISO's for income tax purposes and as such, a tax benefit is not recorded at the time the compensation cost related to the options is recorded for financial reporting purposes because an ISO does not ordinarily result in a tax benefit unless there is a disqualifying disposition. Stock option grants of non-qualified options result in the creation of a deferred tax asset, until the time that the option is exercised.

The total non-vested stock-based compensation expense relating to the options and restricted shares is approximately $2.6 million at December 31, 2010 and approximately $1.3 million will be recorded as compensation expense in 2011 related to these grants. At December 31, 2010, the remaining weighted average vesting period for stock options was 2.98 years and for restricted shares was 1.52 years. Shares issued upon exercise of options have been previously registered with the SEC.

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars, except share and per share amounts)

A summary of all option activity in 2010 under Carrols Restaurant Group's 2006 Plan was as follows:

	2006 Plan			
	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)(1)
Options outstanding at January 1, 2010	2,130,758	$ 9.86	4.8	$2,340
Granted	552,000	6.41		
Exercised	(15,422)	2.76		
Forfeited	(79,319)	9.66		
Options outstanding at December 31, 2010	2,588,017	$ 9.17	4.2	$2,948
Vested or expected to vest at December 31, 2010	2,559,160	$ 9.19	4.2	$2,901
Options exercisable at December 31, 2010	1,301,640	$11.27	3.5	$ 890

(1) The aggregate intrinsic value was calculated using the difference between the market price of Carrols Restaurant Group's common stock at January 2, 2011 of $7.42 and the grant price for only those awards that have a grant price less than the market price of Carrols Restaurant Group's common stock at January 2, 2011.

The restricted stock activity in 2010 related to Carrols Restaurant Group's 2006 plan was as follows:

	Shares	Weighted Average Grant Date Price
Nonvested at January 1, 2010	31,061	$ 8.04
Granted	25,478	5.28
Vested	(5,273)	13.51
Forfeited	(5,565)	5.65
Nonvested at December 31, 2010	45,701	$ 6.16

12. Business Segment Information

The Company is engaged in the quick-service and quick-casual restaurant industry, with three restaurant concepts: Burger King operating as a franchisee, Pollo Tropical and Taco Cabana, both Company-owned concepts. Pollo Tropical is a quick-casual restaurant chain offering a unique selection of food items reflecting tropical and Caribbean influences and features grilled marinated chicken and authentic "made from scratch" side dishes. Taco Cabana is a quick-casual restaurant chain featuring fresh Mexican style food, including, flame-grilled beef and chicken fajitas, quesadillas and other Tex-Mex dishes.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. The following table includes Adjusted Segment EBITDA which is the measure of segment profit or loss as reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance. Adjusted Segment EBITDA is defined as earnings attributable to the applicable segment before interest, income taxes, depreciation and amortization, impairment and other lease charges, stock-based compensation expense, other income and gains and losses on extinguishment of debt.

(in thousands of dollars, except share and per share amounts)

The "Other" column includes corporate related items not allocated to reportable segments, including stock-based compensation expense. Other identifiable assets consist primarily of cash, certain other assets, corporate property and equipment, including restaurant information systems expenditures, goodwill and deferred income taxes.

	Pollo Tropical	Taco Cabana	Burger King	Other	Consolidated
Year ended December 31, 2010					
Revenues	$187,293	$251,778	$357,073	$ —	$796,144
Cost of sales	60,045	75,191	105,399	—	240,635
Restaurant wages and related expenses	45,880	76,611	112,534	50	235,075
General and administrative expense (1)	12,019	10,748	26,647	1,601	51,015
Depreciation and amortization	7,955	8,813	13,876	1,815	32,459
Segment EBITDA	30,306	27,425	19,756		
Identifiable assets	51,125	63,061	142,922	169,194	426,302
Capital expenditures, including acquisitions	9,891	13,354	12,415	1,387	37,047
Year ended December 31, 2009					
Revenues	$177,840	$254,280	$384,020	$ —	$816,140
Cost of sales	58,287	73,783	105,376	—	237,446
Restaurant wages and related expenses	43,964	76,053	119,321	215	239,553
General and administrative expense (1)	10,286	11,436	28,927	1,196	51,845
Depreciation and amortization	8,049	9,374	13,486	1,611	32,520
Segment EBITDA	26,234	31,006	32,825		
Identifiable assets	52,802	67,342	146,679	173,154	439,977
Capital expenditures, including acquisitions	2,287	11,116	19,361	4,180	36,944
Year ended December 31, 2008					
Revenues	$175,124	$249,654	$391,549	$ —	$816,327
Cost of sales	57,852	76,389	110,575	—	244,816
Restaurant wages and related expenses	43,523	72,454	120,005	233	236,215
General and administrative expense (1)	11,288	11,602	28,061	1,706	52,657
Depreciation and amortization	8,005	8,600	14,356	1,475	32,436
Segment EBITDA	23,228	28,934	31,123		
Identifiable assets	64,550	67,093	143,152	175,403	450,198
Capital expenditures, including acquisitions	19,070	20,876	15,940	6,522	62,408

(1) For the Pollo Tropical and Taco Cabana segments, such amounts include general and administrative expenses related directly to each segment. For the Burger King segment such amounts include general and administrative expenses related directly to the Burger King segment as well as expenses associated with administrative support to all three of the Company's segments including executive management, information systems and certain accounting, legal and other administrative functions.

(in thousands of dollars, except share and per share amounts)

A reconciliation of Adjusted segment EBITDA to consolidated net income follows:

	Year ended December 31,		
	2010	2009	2008
Adjusted segment EBITDA:			
Pollo Tropical	$30,306	$26,234	$23,228
Taco Cabana	27,425	31,006	28,934
Burger King	19,756	32,825	31,123
Less:			
Depreciation and amortization	32,459	32,520	32,436
Impairment and other lease charges	7,323	2,771	5,521
Interest expense	18,805	19,638	28,033
Provision for income taxes	5,771	12,604	7,546
Stock-based compensation expense	1,651	1,411	1,939
Gain on extinguishment of debt	—	—	(4,368)
Other income	(444)	(720)	(580)
Net income	$11,922	$21,841	$12,758

13. Commitments and Contingencies

On November 16, 1998, the Equal Employment Opportunity Commission ("EEOC") filed suit in the United States District Court for the Northern District of New York (the "Court"), under Title VII of the Civil Rights Act of 1964, as amended, against the Company. The complaint alleged that the Company engaged in a pattern or practice of unlawful discrimination, harassment and retaliation against former and current female employees. The EEOC ultimately attempted to present evidence of 511 individuals that it believed constituted the "class" of claimants for which it was seeking monetary and injunctive relief from the Company. On April 20, 2005, the Court issued a decision and order granting the Company's Motion for Summary Judgment that the Company filed in January 2004, dismissing the EEOC's pattern or practice claim. The Company then moved for summary judgment against the claims of the 511 individual claimants. On March 2, 2011, the Court issued a decision and order granting summary judgment against the claims of all but 131 of the 511 individual claimants and dismissed 380 of the individual claimants from the case. Both the EEOC and the Company have since filed motions for reconsideration in part of the Court's March 2, 2011, decision and order, as a result of which the number of surviving claimants may increase to as many as 184 or decrease to as few as four. It is not possible to predict the outcome of these motions at this time.

Subject to possible appeal by the EEOC, the EEOC's pattern or practice claim is dismissed; however, the Court has yet to determine how the claims of the individual claimants ultimately determined to survive will proceed. Although the Company believes that the EEOC's continued class litigation argument is without merit, it is not possible to predict the outcome of that matter on an appeal, if one is taken. The Company does not believe that any of the remaining individual claims would have a material adverse impact on its consolidated financial statements.

The Company is a party to various other litigation matters incidental to the conduct of the Company's business. The Company does not believe that the outcome of any of these other matters will have a material adverse effect on its consolidated financial statements.

(in thousands of dollars, except share and per share amounts)

14. Retirement Plans

The Company offers its salaried employees the option to participate in the Carrols Corporation Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan includes a savings option pursuant to section 401(k) of the Internal Revenue Code in addition to a post-tax savings option. The Company may elect to contribute to the Retirement Plan on an annual basis. The Company contribution is equal to 50% of the employee's contribution to a maximum Company contribution of $520 annually for any plan year that the Company participates in an employee match. Under the Retirement Plan, the Company's contributions begin to vest after one year and fully vest after five years of service. A year of service is defined as a plan year during which an employee completes at least 1,000 hours of service. Participating employees may contribute up to 50% of their salary annually to either of the savings options, subject to other limitations. The employees have various investment options available under a trust established by the Retirement Plan. Contributions to the Retirement Plan were $421, $419 and $417 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company also has an Amended and Restated Deferred Compensation Plan which permits employees not eligible to participate in the Retirement Plan because they have been excluded as "highly compensated" employees (as so defined in the Retirement Plan) to voluntarily defer portions of their base salary and annual bonus. All amounts deferred by the participants earn interest at 8% per annum. There is no Company matching on any portion of the funds. At December 31, 2010 and 2009, a total of $2,937 and $3,210, respectively, was deferred under this plan, including accrued interest.

15. Postretirement Benefits

The Company sponsors a postretirement medical and life insurance plan covering substantially all Burger King administrative and restaurant management personnel who retire or terminate after qualifying for such benefits.

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended December 31, 2010, 2009 and 2008
(in thousands of dollars, except share and per share amounts)

The following was the plan status and accumulated postretirement benefit obligation (APBO) at December 31, 2010 and 2009:

	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1,914	$ 1,697
Service cost	23	28
Interest cost	103	114
Plan participants' contributions	49	49
Amendments/curtailments	—	(5)
Actuarial loss (gain)	(39)	233
Benefits paid	(219)	(209)
Medicare part D prescription drug subsidy	14	7
Benefit obligation at end of year	$ 1,845	$ 1,914
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	156	153
Plan participants' contributions	49	49
Benefits paid	(219)	(209)
Medicare part D prescription drug subsidy	14	7
Fair value of plan assets at end of year	—	—
Funded status	$(1,845)	$(1,914)
Weighted average assumptions:		
Discount rate used to determine benefit obligations	5.54%	6.00%
Discount rate used to determine net periodic benefit cost	6.00%	6.70%

The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical and life insurance benefits. The Company has typically used the corporate AA/Aa bond rate for this assumption.

Components of net period postretirement benefit income recognized in the consolidated statements of operations were:

	Year ended December 31,		
	2010	2009	2008
Service cost	$ 23	$ 28	$ 28
Interest cost	103	114	107
Amortization of net gains and losses	95	94	87
Amortization of prior service credit	(360)	(359)	(359)
Net periodic postretirement benefit income	$(139)	$(123)	$(137)

(in thousands of dollars, except share and per share amounts)

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit income, consisted of:

	2010	2009
Prior service cost	$ 4,112	$ 4,473
Net gain	(1,598)	(1,733)
Deferred income taxes	(979)	(1,077)
Accumulated other comprehensive income	$ 1,535	$ 1,663

The estimated net gain and prior service credit for the postretirement benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit income over the next fiscal year are $94 and $360, respectively.

The following table reflects the changes in accumulated other comprehensive income for the years ended December 31, 2010 and 2009:

	2010	2009
Net loss (gain)	$ (39)	$ 233
Prior service credit	—	(5)
Amortization of net loss	(95)	(94)
Amortization of prior service credit	360	359
Deferred income taxes	(98)	(192)
Total recognized in accumulated other comprehensive income	$128	$ 301

Assumed health care cost trend rates at December 31 were as follows:

	2010	2009	2008
Medical benefits cost trend rate assumed for the following year	9.00%	9.00%	8.50%
Prescription drug benefit cost trend rate assumed for the following year	8.00%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2016	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 10	$ (9)
Effect on postretirement benefit obligation	156	(143)

During 2011, the Company expects to contribute approximately $113 to its postretirement benefit plan. The benefits, net of Medicare Part D subsidy receipts, expected to be paid in each year from 2011 through 2015 are $113, $109, $133, $140 and $145 respectively, and for the years 2016-2020 the aggregate amount is $953.

(in thousands of dollars, except share and per share amounts)

16. Guarantor Financial Statements

The Company's obligations under the senior subordinated notes are jointly and severally guaranteed in full on an unsecured senior subordinated basis by certain of the Company's subsidiaries ("Guarantor Subsidiaries"), all of which are directly or indirectly wholly-owned by the Company. These subsidiaries are:

Cabana Beverages, Inc.
Cabana Bevco LLC
Carrols LLC
Carrols Realty Holdings Corp.
Carrols Realty I Corp.
Carrols Realty II Corp.
Carrols J.G. Corp.
Quanta Advertising Corp.
Pollo Franchise, Inc.
Pollo Operations, Inc.
Taco Cabana, Inc.
TP Acquisition Corp.
TC Bevco LLC
T.C. Management, Inc.
TC Lease Holdings III, V and VI, Inc.
Get Real, Inc.
Texas Taco Cabana, L.P.
TPAQ Holding Corporation

The following supplemental financial information sets forth on a consolidating basis, consolidating balance sheets, statements of operations and statements of cash flows for the Parent Company only, Guarantor Subsidiaries and for the Company as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

At the beginning of the third quarter in 2008 assets and liabilities related to the Company's Burger King restaurant operations were transferred to Carrols LLC, a 100% owned subsidiary of the Company. Carrols LLC became a Guarantor Subsidiary at that time and its results of operations and cash flows are included with the Company's other Guarantor Subsidiaries for all periods presented.

For certain of the Company's sale-leaseback transactions, the Parent Company has guaranteed on an unsecured basis the rental payments of its subsidiaries. In accordance with ASC 840-40-25-16 "Sale-Leaseback Transactions", the Company has included in the following guarantor financial statements amounts pertaining to these leases as if they were accounted for as financing transactions of the Guarantor Subsidiaries. These adjustments are eliminated in consolidation.

For purposes of the guarantor financial statements, the Company and its subsidiaries determine the applicable tax provision for each entity generally using the separate return method. Under this method, current taxes are allocated to each reporting entity as if it were to file a separate tax return. The rules followed by the reporting entity in computing its tax obligation or refund would be the same as those followed in filing a separate income tax return. However, for purposes of evaluating an entity's ability to realize its tax attributes, the Company assesses whether it is more likely than not that those assets will be realized at the consolidated level.

Any differences in the total of the income tax provision for the Parent Company only and the Guarantor Subsidiaries, as calculated on the separate return method and the consolidated income tax provision are eliminated in consolidation.

The Company provides administrative support to its subsidiaries related to executive management, information systems and certain accounting, legal and other administrative functions. For purposes of the guarantor financial statements, the Company allocates such corporate costs on a specific identification basis, where applicable, or based on revenues or the number of restaurants for each subsidiary. Management believes that these allocations are reasonable based on the nature of costs incurred.

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATING BALANCE SHEET
December 31, 2010
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS				
Current assets:				
Cash and cash equivalents	$ 42	$ 3,102	$ —	$ 3,144
Trade and other receivables	91	5,122	—	5,213
Refundable income taxes	869	—	—	869
Inventories	—	5,203	—	5,203
Prepaid rent	5	4,013	—	4,018
Prepaid expenses and other current assets	1,452	3,897	—	5,349
Deferred income taxes	(108)	4,717	—	4,609
Total current assets	2,351	26,054	—	28,405
Property and equipment, net	10,613	259,774	(83,537)	186,850
Franchise rights, net	—	70,432	—	70,432
Goodwill	—	124,934	—	124,934
Intangible assets, net	—	419	—	419
Franchise agreements, net	—	5,629	—	5,629
Intercompany receivable (payable)	109,966	(139,948)	29,982	—
Investment in subsidiaries	180,985	—	(180,985)	—
Deferred income taxes	2,814	3,356	(4,221)	1,949
Other assets	3,619	6,065	(2,000)	7,684
Total assets	$310,348	$ 356,715	$(240,761)	$426,302
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Current portion of long-term debt	$ 15,480	$ 58	$ —	$ 15,538
Accounts payable	2,072	11,872	—	13,944
Accrued interest	6,853	—	—	6,853
Accrued payroll, related taxes and benefits	85	19,419	—	19,504
Accrued real estate taxes	—	4,778	—	4,778
Other liabilities	220	7,214	—	7,434
Total current liabilities	24,710	43,341	—	68,051
Long-term debt, net of current portion	236,770	1,144	—	237,914
Lease financing obligations	—	126,430	(116,369)	10,061
Deferred income—sale-leaseback of real estate	—	24,157	16,315	40,472
Accrued postretirement benefits	1,845	—	—	1,845
Other liabilities	2,124	19,072	1,864	23,060
Total liabilities	265,449	214,144	(98,190)	381,403
Commitments and contingencies				
Stockholder's equity	44,899	142,571	(142,571)	44,899
Total liabilities and stockholder's equity	$310,348	$ 356,715	$(240,761)	$426,302

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATING BALANCE SHEET
December 31, 2009
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
ASSETS				
Current assets:				
Cash and cash equivalents	$ 34	$ 4,368	$ —	$ 4,402
Trade and other receivables	(827)	6,798	—	5,971
Refundable income taxes	1,185	—	—	1,185
Inventories	—	5,935	—	5,935
Prepaid rent	3	3,925	—	3,928
Prepaid expenses and other current assets	1,106	3,729	—	4,835
Deferred income taxes	88	4,746	—	4,834
Total current assets	1,589	29,501	—	31,090
Property and equipment, net	9,356	268,774	(85,406)	192,724
Franchise rights, net	—	73,674	—	73,674
Goodwill	—	124,934	—	124,934
Intangible assets, net	—	543	—	543
Franchise agreements, net	—	5,924	—	5,924
Intercompany receivable (payable)	139,010	(168,649)	29,639	—
Investment in subsidiaries	163,791	—	(163,791)	—
Deferred income taxes	2,460	2,594	(3,119)	1,935
Other assets	4,510	6,887	(2,244)	9,153
Total assets	$320,716	$ 344,182	$(224,921)	$439,977
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Current portion of long-term debt	$ 12,906	$ 79	$ —	$ 12,985
Accounts payable	3,735	12,248	—	15,983
Accrued interest	6,880	—	—	6,880
Accrued payroll, related taxes and benefits	1,889	19,565	—	21,454
Accrued real estate taxes	—	4,780	—	4,780
Other liabilities	255	8,806	—	9,061
Total current liabilities	25,665	45,478	—	71,143
Long-term debt, net of current portion	258,994	1,114	—	260,108
Lease financing obligations	—	127,156	(117,157)	9,999
Deferred income—sale-leaseback of real estate	—	24,611	18,477	43,088
Accrued postretirement benefits	1,914	—	—	1,914
Other liabilities	2,689	18,271	1,311	22,271
Total liabilities	289,262	216,630	(97,369)	408,523
Commitments and contingencies				
Stockholder's equity	31,454	127,552	(127,552)	31,454
Total liabilities and stockholder's equity	$320,716	$ 344,182	$(224,921)	$439,977

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:				
Restaurant sales	$ —	$794,611	$ —	$794,611
Franchise royalty revenues and fees	—	1,533	—	1,533
Total revenues	—	796,144	—	796,144
Costs and expenses:				
Cost of sales	—	240,635	—	240,635
Restaurant wages and related expenses (including stock based compensation of $50)	—	235,075	—	235,075
Restaurant rent expense	—	39,530	9,048	48,578
Other restaurant operating expenses	—	114,643	—	114,643
Advertising expense	—	30,362	—	30,362
General and administrative (including stock-based compensation expense of $1,601)	9,079	41,936	—	51,015
Depreciation and amortization	—	34,511	(2,052)	32,459
Impairment and other lease charges	—	7,323	—	7,323
Other income	—	(444)	—	(444)
Total operating expenses	9,079	743,571	6,996	759,646
Income (loss) from operations	(9,079)	52,573	(6,996)	36,498
Interest expense	17,658	11,569	(10,422)	18,805
Intercompany interest allocations	(7,990)	7,990	—	—
Income (loss) before income taxes	(18,747)	33,014	3,426	17,693
Provision (benefit) for income taxes	(13,475)	18,002	1,244	5,771
Equity income from subsidiaries	17,194	—	(17,194)	—
Net income	$ 11,922	$ 15,012	$(15,012)	$ 11,922

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:				
Restaurant sales	$ —	$814,534	$ —	$814,534
Franchise royalty revenues and fees	—	1,606	—	1,606
Total revenues	—	816,140	—	816,140
Costs and expenses:				
Cost of sales	—	237,446	—	237,446
Restaurant wages and related expenses (including stock based compensation of $215)	—	239,553	—	239,553
Restaurant rent expense	—	40,749	8,960	49,709
Other restaurant operating expenses	—	117,761	—	117,761
Advertising expense	—	31,172	—	31,172
General and administrative (including stock-based compensation expense of $1,196)	9,255	42,590	—	51,845
Depreciation and amortization	—	34,527	(2,007)	32,520
Impairment and other lease charges	—	2,771	—	2,771
Other income	—	(720)	—	(720)
Total operating expenses	9,255	745,849	6,953	762,057
Income (loss) from operations	(9,255)	70,291	(6,953)	54,083
Interest expense	18,380	11,565	(10,307)	19,638
Intercompany interest allocations	(18,218)	18,218	—	—
Income (loss) before income taxes	(9,417)	40,508	3,354	34,445
Provision (benefit) for income taxes	(3,538)	14,777	1,365	12,604
Equity income from subsidiaries	27,720	—	(27,720)	—
Net income	$ 21,841	$ 25,731	$(25,731)	$ 21,841

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Revenues:				
Restaurant sales	$ —	$814,893	$ —	$814,893
Franchise royalty revenues and fees	—	1,434	—	1,434
Total revenues	—	816,327	—	816,327
Costs and expenses:				
Cost of sales	—	244,816	—	244,816
Restaurant wages and related expenses (including stock based compensation of $233)	—	236,215	—	236,215
Restaurant rent expense	—	40,947	5,739	46,686
Other restaurant operating expenses	—	123,278	—	123,278
Advertising expense	—	31,329	—	31,329
General and administrative (including stock-based compensation expense of $1,706)	9,140	43,517	—	52,657
Depreciation and amortization	—	33,772	(1,336)	32,436
Impairment and other lease charges	—	5,521	—	5,521
Other income	—	(580)	—	(580)
Total operating expenses	9,140	758,815	4,403	772,358
Income (loss) from operations	(9,140)	57,512	(4,403)	43,969
Interest expense	22,972	11,474	(6,413)	28,033
Gain on extinguishment of debt	(4,368)	—	—	(4,368)
Intercompany interest allocations	(18,226)	18,226	—	—
Income (loss) before income taxes	(9,518)	27,812	2,010	20,304
Provision for income taxes	724	6,101	721	7,546
Equity income from subsidiaries	23,000	—	(23,000)	—
Net income	$ 12,758	$ 21,711	$(21,711)	$ 12,758

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2010
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash flows provided from operating activities:				
Net income	$ 11,922	$ 15,012	$(15,012)	$ 11,922
Adjustments to reconcile net income to net cash provided from operating activities:				
Loss on disposals of property and equipment	—	612	—	612
Stock-based compensation	1,131	520	—	1,651
Impairment and other lease charges	—	7,323	—	7,323
Depreciation and amortization	—	34,511	(2,052)	32,459
Amortization of deferred financing costs	931	259	(242)	948
Amortization of deferred gains from sale-leaseback transactions	—	(1,955)	(1,392)	(3,347)
Accretion of interest on lease financing obligations	—	415	(353)	62
Deferred income taxes	(69)	(954)	1,322	299
Refundable income taxes	316	—	—	316
Changes in other operating assets and liabilities	6,641	(29,803)	17,729	(5,433)
Net cash provided from operating activities	20,872	25,940	—	46,812
Cash flows used for investing activities:				
Capital expenditures:				
New restaurant development	—	(14,079)	—	(14,079)
Restaurant remodeling	—	(12,226)	—	(12,226)
Other restaurant capital expenditures	—	(9,355)	—	(9,355)
Corporate and restaurant information systems	(1,214)	(173)	—	(1,387)
Total capital expenditures	(1,214)	(35,833)	—	(37,047)
Properties purchased for sale-leaseback	—	(3,735)	—	(3,735)
Proceeds from sale-leaseback transactions	—	8,923	3,519	12,442
Net cash used for investing activities	(1,214)	(30,645)	3,519	(28,340)
Cash flows provided from (used for) financing activities:				
Borrowings on revolving credit facility	97,100	—	—	97,100
Repayments on revolving credit facility	(99,000)	—	—	(99,000)
Scheduled principal payments on term loans	(11,727)	—	—	(11,727)
Principal pre-payments on term loans	(6,023)	—	—	(6,023)
Principal payments on capital leases	—	(80)	—	(80)
Proceeds from lease financing obligations	—	3,679	(3,679)	—
Financing costs associated with issuance of lease financing obligations	—	(160)	160	—
Net cash provided from (used for) financing activities	(19,650)	3,439	(3,519)	(19,730)
Net increase (decrease) in cash and cash equivalents	8	(1,266)	—	(1,258)
Cash and cash equivalents, beginning of period	34	4,368	—	4,402
Cash and cash equivalents, end of period	$ 42	$ 3,102	$ —	$ 3,144

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2009
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash flows provided from operating activities:				
Net income	$ 21,841	$ 25,731	$(25,731)	$ 21,841
Adjustments to reconcile net income to net cash provided from operating activities:				
Loss on disposals of property and equipment	—	121	—	121
Stock-based compensation	338	1,073	—	1,411
Impairment and other lease charges	—	2,771	—	2,771
Depreciation and amortization	—	34,527	(2,007)	32,520
Amortization of deferred financing costs	970	292	(271)	991
Amortization of unearned purchase discounts	—	(2,149)	—	(2,149)
Amortization of deferred gains from sale-leaseback transactions	—	(1,787)	(1,391)	(3,178)
Gain on settlement of lease financing obligations, net	—	(133)	—	(133)
Accretion of interest on lease financing obligations	—	388	(341)	47
Deferred income taxes	—	3,777	1,233	5,010
Accrued income taxes	(2,099)	—	—	(2,099)
Changes in other operating assets and liabilities	8,179	(33,152)	28,508	3,535
Net cash provided from operating activities	29,229	31,459	—	60,688
Cash flows used for investing activities:				
Capital expenditures:				
New restaurant development	—	(9,696)	—	(9,696)
Restaurant remodeling	—	(12,404)	—	(12,404)
Other restaurant capital expenditures	—	(10,664)	—	(10,664)
Corporate and restaurant information systems	(1,456)	(2,724)	—	(4,180)
Total capital expenditures	(1,456)	(35,488)	—	(36,944)
Properties purchased for sale-leaseback	—	(2,906)	—	(2,906)
Proceeds from sale-leaseback transactions	—	3,208	5,454	8,662
Proceeds from sales of other properties	—	819	—	819
Net cash used for investing activities	(1,456)	(34,367)	5,454	(30,369)
Cash flows provided from (used for) financing activities:				
Borrowings on revolving credit facility	102,300	—	—	102,300
Repayments on revolving credit facility	(118,400)	—	—	(118,400)
Scheduled principal payments on term loans	(12,000)	—	—	(12,000)
Principal pre-payments on term loans	—	—	—	—
Principal payments on capital leases	—	(102)	—	(102)
Proceeds from lease financing obligations	—	6,535	(5,700)	835
Settlement of lease financing obligations	—	(1,945)	—	(1,945)
Financing costs associated with issuance of lease financing obligations	—	(250)	246	(4)
Net cash provided from (used for) financing activities	(28,100)	4,238	(5,454)	(29,316)
Net increase (decrease) in cash and cash equivalents	(327)	1,330	—	1,003
Cash and cash equivalents, beginning of period	361	3,038	—	3,399
Cash and cash equivalents, end of period	$ 34	$ 4,368	$ —	$ 4,402

CARROLS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
CONSOLIDATING STATEMENT OF CASH FLOWS
Year Ended December 31, 2008
(in thousands of dollars)

	Parent Company Only	Guarantor Subsidiaries	Eliminations	Consolidated Total
Cash flows provided from operating activities:				
Net income	$ 12,758	$ 21,711	$(21,711)	$ 12,758
Adjustments to reconcile net income to net cash provided from (used for) operating activities:				
Loss on disposals of property and equipment	—	542	—	542
Stock-based compensation	1,328	611	—	1,939
Impairment and other lease charges	—	5,521	—	5,521
Depreciation and amortization	—	33,772	(1,336)	32,436
Amortization of deferred financing costs	1,108	237	(165)	1,180
Amortization of unearned purchase discounts	—	(2,148)	—	(2,148)
Amortization of deferred gains from sale-leaseback transactions	—	(1,634)	(578)	(2,212)
Gain on settlement of lease financing obligations, net	—	(48)	—	(48)
Accretion of interest on lease financing obligations	—	229	—	229
Deferred income taxes	2,313	448	635	3,396
Accrued income taxes	1,166	—	—	1,166
Gain on extinguishment of debt	(4,368)	—	—	(4,368)
Changes in other operating assets and liabilities	(19,541)	(9,359)	23,155	(5,745)
Net cash provided from (used for) operating activities	(5,236)	49,882	—	44,646
Cash flows used for investing activities:				
Capital expenditures:				
New restaurant development	—	(35,856)	—	(35,856)
Restaurant remodeling	—	(11,610)	—	(11,610)
Other restaurant capital expenditures	—	(8,420)	—	(8,420)
Corporate and restaurant information systems	(2,296)	(4,226)	—	(6,522)
Total capital expenditures	(2,296)	(60,112)	—	(62,408)
Proceeds from sale-leaseback transactions	—	10,411	4,231	14,642
Proceeds from sales of other properties	—	119	—	119
Net cash used for investing activities	(2,296)	(49,582)	4,231	(47,647)
Cash flows provided from (used for) financing activities:				
Borrowings on revolving credit facility	142,100	—	—	142,100
Repayments on revolving credit facility	(124,100)	—	—	(124,100)
Scheduled principal payments on term loans	(3,000)	—	—	(3,000)
Principal payments on capital leases	—	(146)	—	(146)
Proceeds from lease financing obligations	—	4,450	(4,450)	—
Settlement of lease financing obligations	—	(5,500)	—	(5,500)
Financing costs associated with issuance of lease financing obligations	—	(219)	219	—
Repurchase of senior subordinated notes	(10,350)	—	—	(10,350)
Net cash provided from (used for) financing activities	4,650	(1,415)	(4,231)	(996)
Net decrease in cash and cash equivalents	(2,882)	(1,115)	—	(3,997)
Cash and cash equivalents, beginning of period	3,243	4,153	—	7,396
Cash and cash equivalents, end of period	$ 361	$ 3,038	$ —	$ 3,399

(in thousands of dollars, except share and per share amounts)

17. Subsequent Events

On January 15, 2011, the Company granted in the aggregate 355,700 restricted shares of its common stock to certain employees. The stock compensation expense in 2011 for these grants is expected to be approximately $1.6 million.

On February 24, 2011, Carrols Restaurant Group announced its intention to pursue the splitting of its business into two separate, publicly-traded companies through the tax-free spin-off of its combined Pollo Tropical and Taco Cabana businesses to its stockholders. The company to be spun-off will own and operate the Pollo Tropical and Taco Cabana businesses. Carrols Restaurant Group will continue to own and operate its franchised Burger King restaurants.

18. Selected Quarterly Financial Data (Unaudited)

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Revenue	$195,144	$204,476	$201,625	$194,899
Income from operations	8,491	8,381(1)	12,074(2)	7,552(1)
Net income	2,316	2,436	4,595	2,575

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(3)
Revenue	$201,343	$203,934	$201,166	$209,697
Income from operations	13,193	16,122(2)	13,527(2)	11,241(1)(2)
Net income	5,028	7,066	5,599	4,148

(1) The Company recorded impairment and other lease charges of $3.6 million in the second quarter of 2010, $3.2 million in the fourth quarter of 2010 and $2.4 million in the fourth quarter of 2009. (See Note 4).

(2) The Company recorded a gain of $0.4 million in the third quarter of 2010 related to an insurance recovery for damages from a fire at a Burger King restaurant. The Company recorded a gain of $0.6 million related to an insurance recovery for damages to Taco Cabana restaurants during Hurricane Ike in the second quarter of 2009, a gain of $0.2 million related to the sale of a non-operating property in the third quarter of 2009 and a loss of $0.1 million related to a sale-leaseback transaction in the fourth quarter of 2009. (See Note 9)

(3) The fourth quarter of 2009 contained fourteen weeks.

CARROLS CORPORATION AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2010, 2009 and 2008

(in thousands of dollars)

Column A	Column B	Col. C		Col. D	Col. E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to other accounts	Deductions	Balance at End of Period
Year ended December 31, 2010:					
Deferred income tax valuation allowance	$563	$ (14)	$—	$—	$549
Year ended December 31, 2009:					
Deferred income tax valuation allowance	$575	$ (12)	$—	$—	$563
Year ended December 31, 2008:					
Deferred income tax valuation allowance	$765	$(190)	$—	$—	$575

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STOCKHOLDER INFORMATION

Carrols Restaurant Group, Inc.'s common stock is traded on the NASDAQ Global Market under the symbol "TAST".

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038

FORM 10-K REPORT

The Company's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is fully reproduced in this annual report. You may obtain additional copies of this report by writing to Investor Relations, Carrols Restaurant Group, Inc., 968 James Street, Syracuse, New York 13203.

Except for the historical information contained herein, the matters addressed are forward-looking statements. Forward-looking statements, written, oral or otherwise made, represent our expectations or beliefs concerning future events. Without limiting the foregoing, these statements are often identified by the words "may," "might," "will," "should," "anticipate," "believe," "expect," "intend," "estimate," "hope," "plan" or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are referred to the full discussion of risks and uncertainties as included in Carrols Restaurant Group Inc.'s and Carrols Corporation's filings with the Securities and Exchange Commission.

DIRECTORS

Alan Vituli, Chairman
Daniel T. Accordino
Nicholas Daraviras
Brian P. Friedman
Joel M. Handel
Jack A. Smith
Clayton E. Wilhite

EXECUTIVE OFFICERS

Alan Vituli
Chief Executive Officer and Chairman of the Board

Daniel T. Accordino
President and Chief Operating Officer

Paul R. Flanders
Vice President, Chief Financial Officer and Treasurer

Joseph A. Zirkman
Vice President, General Counsel and Secretary

Timothy J. LaLonde
Vice President, Controller

Michael A. Biviano
Executive Vice President, Taco Cabana

James E. Tunnessen
Executive Vice President, Pollo Tropical

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
Rochester, New York

OUTSIDE GENERAL COUNSEL

Katten Muchin Rosenman LLP
New York, New York